a2a
energie in comune

RECEIVED
2008 JUL 23 A 7:03

FILE NO. 82-4911

[redacted]

09046624

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

July 20, 2009

SUPPL

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Interim report on operations March 31, 2009 of A2A Group.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

7/24

A2A GROUP

Interim report on operations
March 31, 2009

This is a translation of the Italian original "Resoconto intermedio di gestione al 31 marzo 2009" and has been prepared soleley for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu

CONTENTS


a2a
ENERGY
HEAT & SERVICES
ENVIRONMENT
NETWORKS
OTHER COMPANIES
Delmi (51%) 4
Transalpina di Energia (50%)
Edison1 (61.28%)
Alpiq Holding AG (6.44%)
Edipower (20%)
A2A Produzione (100%)
E.ON Produzione 3 (20%)
Aspem Energia (100%)
A2A Trading (100%)
A2A Alfa (70%)
A2A Beta (50%)
ASM Energy (100%)
Plurigas (70%)
COGAS (100%)
Ostros Energia (80%)
Abruzzo energia (89.84%) 4
Energen (67%)
Ergosud (50%)
A2A Energia (100%)
Asmea (100%)
Tidonenergie (100%)
Lumenergia (33.33%)
Ergon Energia in liquidation (50%)
BAS-Omniservizi (100%)
Metamer (50%)
A2A Servizi al cliente (100%)
A2A Calore & Servizi (100%)
ASM Calore & Servizi (100%)
A2A CORIANCE (98.08%)
CORIANCE (100%)
Varese Risorse (90%)
ASM Novara (50%) 4
Malpensa di Energia (49%)
Proaris (60%)
Amsa (100%)
Amsa2 (100%)
Amsa3 (100%)
Ecodeco (100%)
Fertilvita (100%)
System Ecodeco UK (100%)
Aprica (99.97%)
Bas Power (100%)
Montichiari-ambiente (80%)
Aem Elettricità (100%)
Aem Gas (100%)
Bas SII (99.98%)
Retrasm (100%)
Camuna Energia (74.50%)
Seasm (67%)
Asm Elettricità (100%)
Asm Reti (100%)
ASVT2 (48.86%)
Retragas (91.60%)
Soc. Servizi Valdisotto (32.52%)
Aspem (90%)
ACSM-AGAM (21.94%)
Dolomiti Energia (7.9%)
Metroweb (23.53%)
Selene (100%)
Itradeplace (100%)
Bas.Com (100%)
e-utile (49%)
Aprica Studi (100%)
Alagaz (35%)

1. The percentage of 61.28% relates to the ordinary shares owned by Transalpina di Energia (TdE). The percentage held in the share capital is 60.0%. Edison holds 50% of Edipower.
2. Of which 0.38% is held through Asm Reti.
3. Formerly Endesa Italia S.p.A.
4. Note that there are call and put options on another stake in the company.

This chart shows the principal investments of the A2A Group. See attachments 1,2,3,4 and 5 for a full list of investments.

Key figures of the A2A Group (**)

Income statement (millions of euro)

Income statement (millions of euro)	01.01.2009 03.31.2009	01.01.2008 03.31.2008 *Restated*
Revenues	1.896	1.665
Operating costs	-1.423	-1.238
Labour costs	-122	-110
Gross operating income - EBITDA	**351**	**317**
Depreciation, amortization, provisions and write-downs	-91	-84
Net operating income - EBIT	**260**	**233**
Total financial balance	-52	-32
Other non-operating expenses	-40	-
Income before taxes	**168**	**201**
Income taxes	-70	-66
Net result from non-current assets available for sale	1	-
Minorities	-7	-6
Group net income for the period	**92**	**129**
Gross operating income / Revenues	**18,5%**	**19,0%**

Financial position (millions of euro)

Financial position (millions of euro)	01.01.2009 03.31.2009	01.01.2008 03.31.2008 *Restated*
Net cash flows from operating activities	195	313
Net cash flows absorbed by investment activities	-62	-137
Free cash flow	133	176

Balance sheet (millions of euro)

Balance sheet (millions of euro)	03.31.2009	12.31.2008
Net capital employed	8.115	8.206
Total shareholders' equity	4.764	4.722
Consolidated net financial position	-3.351	-3.484
Consolidated net financial position/Total shareholders' equity	0,70	0,74
Consolidated net financial position/Market cap	0,94	0,52

Key figures of A2A S.p.A.

Key figures of A2A S.p.A.	03.31.2009	12.31.2008
Share capital (euro)	1.629.110.744	1.629.110.744
Number of ordinary shares (par value 0.52 euro)	3.132.905.277	3.132.905.277
Number of treasury shares (par value 0.52 euro)	26.917.609	47.434.850

Key rates and prices

Key rates and prices	03.31.2009	03.31.2008
Average 6-month Euribor	2,112%	4,480%
Average price of Brent crude (USD/bbl)	44,40	96,90
Average exchange rate €/$ (*)	1,30	1,50
Average price of Brent crude (Euro/bbl)	34,09	64,60

(*) Source: Italian Foreign Exchange Office

A2A on the Stock Exchange

Average market capitalisation at March 31, 2009: € 3,581 m

Average volumes in 1st quarter 2009: 8,208,809

euro per share	
Average price in 1st quarter 2009	1.249
High in 1st quarter 2009	1.491
Low in 1st quarter 2009	0.943
Number of shares (m)	3,133

SHAREHOLDERS(*)


Shareholders
Municipality of Milan 27.50%
Market 37.50%
Carlo Tassara 2.50%
Municipality of Brescia 27.50%
Alpiq Holding 5.00%

(*) Holdings > 2% (as of 03/31/2009)

A2A forms part of the following indices:

- S&P/MIB
- DJ STOXX
- DJ EUROSTOXX
- WisdomTree
- FTSEurofirst

Ethical indices

- *FTSE4GOOD*
- *Ethibel Sustainability*
- *Axia Ethical*
- *ECPI Ethical Index EMU*
- *S-BOX Climate Change*

RATINGS

		Attuale
Standard & Poor's	Rating M/L Termine	BBB+
	Rating Breve Termine	A-2
	Outlook	Stable
Moody's	Rating M/L Termine	A3
	Outlook	Stable

Sources: Bloomberg, CONSOB, rating agencies

A2A Group in the 1st quarter 2009


1,6
1,5
1,4
1,3
1,2
1,1
1
0,9
0,8
€ / azione
25000000
20000000
15000000
10000000
5000000
0
Volumi
06/01/2009
27/01/2009
17/02/2009
10/03/2009
31/03/2009
Volume
Prezzo

Confronto A2A, S&P/MIB e Dow Jones STOXX Utilities
(prezzi 01/01/09 = 100)


120
110
100
90
80
70
60
02/01/09
14/01/09
26/01/09
07/02/09
19/02/09
03/03/09
15/03/09
27/03/09
A2A
S&P/MIB
Dow Jones STOXX Utilities

7

Corporate boards

Supervisory Board

Chairman
Renzo Capra

Deputy Chairman
Alberto Sciumè

Directors
Adriano Bandera
Tancredi Bianchi
Claudio Buizza
Antonio Capezzuto
Dario Cassinelli
Gianni Castelli
Pierfrancesco Cuter
Marco Miccinesi
Massimo Perona
Angelo Rampinelli Rota
Giovanni Rizzardi
Cesare Spreafico
Antonio Matteo Taormina

Management Board

Chairman
Giuliano Zuccoli

Deputy Chairman
Luigi Morgano

Directors
Mario Cocchi
Francesco Randazzo
Renato Ravanelli
Simone Rondelli
Paolo Rossetti
Giovanni Gorno Tempini

General Managers

Corporate and Market Area
Renato Ravanelli

Technical-Operations Area
Paolo Rossetti

Significant events during the period

A2A acquires 90% of Aspem

On January 15, 2009, A2A and the Municipality of Varese executed the agreement signed on September 30, 2008 for Aspem SpA to joint the A2A Group. Aspem SpA operates in the public services segment in the city of Varese and in other municipalities of the province of Varese. A2A ha acquired 90% of the capital of Aspem SpA which controls 100% of Aspem Gas Srl, 90% of Varese Risorse SpA and 12.5% of Prealpi Services SpA 100% The Municipality of Varese will continue to hold around 9.8% of Aspem S.p.A. and 10% of Varese Risorse S.p.A.; the residual investment in Aspem S.p.A. is held by other towns in the Province of Varese. Aspem S.p.A. operates in the field of natural gas distribution in the Municipality of Varese and other towns in the province of Varese, with around 100 million cubic metres of gas distributed and around 41,000 customers connected to the network. It also provides water to around 60,000 customers and environmental services, covering an area with 107,000 inhabitants. Aspem Gas S.r.l. handles gas sales (with more than 90 million cubic metres of gas sold), whereas Varese Risorse runs Varese's district heating plant, which has an installed power of 52.5 MWt and 5 MWe. Prealpi Services, in which the local utility companies of Gallarate and Busto Arsizio also have an interest, manages the water service in the Province of Varese. It recently absorbed Sogeiva Varese Ambiente SpA, which operates in the field of water purification.

In 2007, on a pro-forma basis, Aspem S.p.A., Aspem Energia and Varese Risorse generated revenues of around 70 million euro, with a gross profit from operations of 6.5 million euro. At December 31, 2007 the pro-forma net debt, which was negatively affected by the seasonal nature of the business, amounted to 5 million euro.

The price agreed for the acquisition is 20.5 million euro, which will be paid by transferring A2A shares to the Municipality of Varese equal to around 0.6% of A2A share capital. Of the price around 1.1 million shares will be deposited in trust against a price adjustment based on the consolidated net debt at December 31, 2008. The Municipality of Varese will accept an obligation to lock up its A2A shares for 18 months. The Municipality of Varese will have an option to sell its investments in Aspem S.p.A. and Varese Risorse which it can exercise 3 years after the closing (this being the lock-up period for these investments) at a price not higher than the one agreed in the contract signed today.

Gas meters: a major commitment, also for large meters

The A2A Group has sent a letter to thousands of administrators of large condominiums with suggestions on how to run their central heating systems more efficiently.

A2A has for some time been distributing information to all gas customers, also together with their gas bills, on the question of the measurement of the volumes distributed and the massive plan to replace gas meters installed prior to 1990. All of these steps are taking place at a time when the underlying regulations are in constant evolution, with gas distributors involved in a huge effort of technological innovation under the guidance and control of the Authority for Electricity and Gas. Moreover, A2A has signed a protocol of reconciliation with consumer associations, creating a simple, rapid and innovative tool for settling disputes with customers. Together with Federutility, the national trade association, A2A is also discussing the possibility of other reconciliation agreements with consumer associations. Other initiatives aimed at its customers include a specific letter sent by A2A to the administrators of condominiums and all customers with medium and large metering systems, such as condominium or groups of condominiums, fed by a single thermal power station, and in general, those with membrane-type meters (up to class G100) or turbine-type meters, or - more rarely - rotoid meters. In this letter, A2A highlights the fact that, whatever the chosen type of meter, it is in any case of a certain size based on the level of the customer's demand. In fact, in order to design the plant correctly and decide on the size of the meter, gas distribution companies need to know the customer's effective demand for gas to run its boilers. A2A draws attention, above all, to those cases where the initial demand for gas by the customer is higher than the effective

requirement of the boiler that is installed. A2A points out that this type of situation can lead not only to diseconomies, but also to less efficiency on the part of the customer's heating system.

To improve energy efficiency, reduce consumption and minimise polluting emissions, A2A suggests calling the attention of the heat manager of choice on two important aspects:

1. when boilers are being replaced, to ask for help in choosing the ideal model: modulating load or condensation boilers for example, without prejudice to the principle that the potential of the boiler should always be correlated to the effective requirement of the heating system;

2. fine-tuning and regulation of the existing boilers, for example limiting the number of times they are switched on and off each day. A2A also makes available a dedicated telephone number that customers can call for advice and to check the adequacy of the system they have decided to install.

A2A Group's business plan

On February 16, 2009, the Supervisory Board and the Management Board reviewed the operating results of 2008, and the 2009-2013 business plan prepared by management.
During 2008, the new Group not only had an excellent operating performance, but also achieved important industrial and strategic objectives, completing, and in certain cases anticipating, the targets laid down in the Business Plan announced during the weeks after the merger between AEM, ASM and AMSA.
Of the industrial objectives achieved, it is worth mentioning the following:

- start-up Gissi plant in Abruzzo, combined-cycle with installed power of around 800 MW;
- an agreement to set up a JV with the Gazprom Group, at the same time signing a contract to import around 1 billion cubic metres of natural gas per year from Russia (in force from October 2008);
- the start-up of new waste disposal plants for around 80,000 tonnes/year;
- Ecodeco, in JV with a Greek partner, was awarded the contract to build and run a waste disposal plant (ITS®) on the island of Crete (75,000 tonnes/year);
- Partenope Ambiente, a newly incorporated company of the A2A Group, was awarded a 15-year contract to run the new waste incinerator at Acerra (NA) and the waste disposal plant at Caivano (NA);
- the start-up of the cogeneration plant called "Canavese" in Milan, with installed thermal capacity of 60 MWt.

The most important mergers and acquisition concluded in 2008 were the following:

- the agreement with the E.ON Group (the closing of which is expected to take place in the first half of 2009) for the A2A Group to pull out of E.ON Produzione (formerly Endesa Italia) by acquiring the business spun off from the company consisting of the thermoelectric plant in Monfalcone (with oil and coal-fed groups for a total of 980 MW) and of the hydroelectric hub in Calabria (490 MW);
- the agreement, signed in January 2009, with the Municipality of Varese for the acquisition of Aspem Varese (90%), a multi-service operator in the gas, water and district heating sectors in the province of Varese;
- the support to the merger operation between ACSM Como and AGAM Monza: A2A holds 21.9% of the new company and is the reference industrial shareholder.

During 2008, a great deal of attention was given to the process of integration between the various corporate groups that have joined A2A, laying the organisational, process and IT bases to achieve significant operational synergies over the coming years.

The new Business Plan includes the effect of the crisis in the macroeconomic scenario on the profitability of the energy sector, and foresees:

• **capital expenditure** during the period of 2.8 billion euro, of which 1.9 billion euro to help the development of new production capacity in the sectors in which the Group operates;

• an average annual rate of growth in **gross profit** from operations of 5% on the 2008 pre-closing result and of 7.5% on the 2008 pre-closing result excluding non-recurring items;

• a lower **net financial position** than at the end of 2008, amounting to 3.2 billion euro. It receives **annual dividends** over the period of the Plan in line with ordinary dividends paid during 2008.

During the period of the Plan, management intends to concentrate the A2A Group's industrial development in the four business areas in which it operates:

Energy – The development of electricity sales from 23 to 30 billion kWh will be possible thanks to completion of the investments in the combined-cycle thermoelectric plants at Gissi (CH) and absorption of the generation assets of E.ON Italia, the start-up expected in mid-2010 of the plant at Scandale in Calabria (750 MW) in which A2A has a 50% interest and transformation of the present oil-driven groups installed in the Monfalcone plant (580 MW) into a modern combined-cycle of 800MW, with a significant increase in production efficiency.

As a result of these investments, by mid-2009 the A2A Group will have installed capacity of 5,400 MW (3,400 MW at the end of 2007) which will rise to 6,000 MW by the end of the period, with an efficient production mix consisting of gas and coal fed thermoelectric power plants, hydroelectric power stations and environmental unit costs lower than the average of the system.

Enhancement of the production assets will be helped by careful integrated management of the power-gas portfolio and by a further, gradual development of the trading activity, which is constantly monitored for attendant risks. In addition to the Italian market, A2A is already active as an operator in the electricity market in France, Austria, Slovenia, Germany, Switzerland and Greece.

In the gas sector, higher demand due to commercial expansion and in-house consumption for the combined-cycle and cogeneration power stations will raise the availability portfolio to more than 8 billion cubic metres per year (5,2 billion in 2007). Hence the strategic importance of the agreement signed in recent months with the Gazprom Group and of the joint control over Edison, a company that can gradually ensure the vertical integration of the A2A Group in the upstream segments of the gas market.

Environment - 2008 confirmed that A2A is a leading Italian operator in the field of waste management where the Group has a presence in the entire value sector, from collection to the treatment of urban and industrial waste, also recycling them to produce energy.

In this sector, the Plan provides for the construction of new waste disposal plants and two new incinerators, which will make it possible to increase the volumes handled from 2.9 to 4.3 million tonnes/year. The production of electricity from waste incineration is expected to rise from 1.1 to 1.7 billion kWh.

Cogeneration and District Heating – The Business Plan envisages consolidation of the A2A Group's leadership at national level, with an increase in sales of heat from 1.8 billion kWht to 2.8 billion, helped by the construction of new cogeneration plants for over 600 MWt and by the development of distribution networks in various towns in the provinces of Novara, Varese, Bergamo, Brescia and Milan. The contribution that the development of urban district heating networks will make in terms of lower atmospheric emissions will be emphasised by technological innovation (e.g. development of systems for recovering energy from the water-bearing stratum by means of natural gas cogeneration systems integrated with heat pumps).

Networks – The management of electricity, gas and water distribution networks (a sector in which the A2A Group is present throughout the value sector) will make it possible to maintain a portion of its margins associated with regulated tariffs, which involve lower risk. The capital investments in this sector will aim to maintain the high quality of the service already achieved, completing the installation of electronic meters for measuring electricity consumption. As soon as approved devices are available, a plan to install electronic meters for gas consumption will also be initiated during the period of the plan, in accordance with the recent resolution of the Authority for Electricity and Gas.

SEA acquires 49% of Malpensa Energia from A2A S.p.A.

On March 19, 2009, SEA S.p.A. acquired from A2A S.p.A. 49% of Malpensa Energia S.r.l., a company that has in subconcession the management of the cogeneration plants at Malpensa and Linate airports.

With the transactions, the total value of which is 4.4 million euro, the investment of Sea in Malpensa Energia rises from 51% to 100% of the share capital.

This sale of its minority holding forms part of A2A's ongoing plan to rationalise its equity investments.

The transaction is subject to the approval of the Competition Authority.

A2A, Iride and the Gazprom group finalise the project for a joint venture to sell natural gas on the Italian market.

On March 24, 2009, by subscribing an increase in capital, ZMB GmbH, a subsidiary of the Gazprom group, became owner of 50% of the share capital of A2A Beta S.P.A., in which an interest is also held by A2A Alfa S.r.l. (in turn held 70% by the A2A Group and 30% by the Iride Group). Through this transaction, the parties executed the agreements previously stipulated which aim to create a joint venture for the sale of natural gas on the Italian market.

Directors' report on operations

Summary of results, assets and liabilities and financial position

Results

Millions of euro	*01.01.2009 03.31.2009*	*01.01.2008 03.31.2008 Restated*	*Change.*
Revenues	**1,896**	**1,665**	**231**
of which:			
- Revenues from sales and services	*1,872*	*1,627*	*245*
- Other operating income	*24*	*38*	*(14)*
Operating costs	(1,423)	(1,238)	(185)
Labour costs	(122)	(110)	(12)
Gross operating income - EBITDA	**351**	**317**	**34**
Depreciation, amortization	(82)	(75)	(7)
Provisions and write-downs	(9)	(9)	-
Net operating income - EBIT	**260**	**233**	**27**
Financial income	8	13	(5)
Financial expenses	(72)	(57)	(15)
Affiliates	12	12	-
Other non-operating expenses	(40)	-	(40)
Income before tax	**168**	**201**	**(33)**
Income taxes	(70)	(66)	(4)
Income from current operations net of taxes	**98**	**135**	**(37)**
Net result from non-current assets available for sale	1	-	1
Minorities	(7)	(6)	(1)
Group net income for the period	**92**	**129**	**(37)**

In the first quarter of 2009, the consolidated revenues of the Group came to 1,896 million euro, of which 1,872 million was attributable to revenues from sales and services and 24 million to other operating income.

The various areas of activity contributed to total revenues for the year in the following way:

	03.31.09	*03.31.08*
Electricity sold to wholesaler and retail customers (GWh)	4,539	4,433
Electricity sold on the Power Exchange	3,245	3,864
Gas sold to wholesaler and retail customers (Mmc)	1,491	1,385
Heat sold (*Gwht*)	1,260	822
Electricity distributed (*GWh)*	2,874	3,084
Gas distributed (*Mmc*)	961	855
Waste disposed of (*Kton*)	640	719

Sales also benefited from the following quantities produced by the plants managed by the Group:

	03.31.09	*03.31.08*
Thermoelectric production (*GWh*)	2,325	2,708
Hydroelectric output *(GWh)*	655	437
Heat production *(Gwht))*	1,060	711

Gross profit from operations of the period came to 351 million euro, up by 34 million euro compared with the same period last year. This performance reflects the positive trend achieved by Electricity and Heat and Services sectors, as shown in the table below:

Millions of euro	**Gross profit from operations 03.31.09**	**Gross profit from operations 03.31.08** ***restated***
Energy Sector	173	121
Heat and Services Sector	51	38
Environment Sector	56	80
Networks Sector	77	78
Other Services and Corporate Sector	-6	0
Total	**351**	**317**

In particular, the Energy sector saw an increase in margins earned by the electricity and gas sectors. The increase in margins of the energy sector is essentially attributable to higher hydroelectric output (an increase of 50% on the same period of 2008) and to a positive trend in environmental sector and in the trading in foreign markets. These positive effects have been partly offset by the decline in margins reported by the thermoelectric sector which was affected by the domestic overproduction, following the decrease in the demand for electricity (-7.9%) and the growth in import (+13.3%).

Management of the gas portfolio resulted in a higher margin compared with the same period last year following an increase in volumes sold (+10%) and a better unit margins for the portfolio in general.

The result of the Heat and Services Sector was assisted by weather conditions which contributed to the rise in volumes sold to end-customers; it was also helped by the contribution made by Coriance, a company operating in France in district heating and electricity cogeneration, which was acquired in August 2008.

The gross profit of the Network sector remains substantially unchanged compared with the same period in the previous year. This result was affected by implementation of the new tariff instructions relating to gas distribution activities (ARG/Gas resolution 159/08) which changed the revenues recognised to operators, lowering the seasonal impact.

The Environment Sector, on the other hand, is showing a reduction in gross profit from operations mainly attributable to the loss of the CIP6 incentive on the Brescia incineration plant and to a fall in the quantity of waste disposed of at the Brescia and Bergamo incineration plants due to extraordinary maintenance.

Depreciation, amortisation, provisions and writedowns amount to 91 million euro. This caption is made up of: 4 million euro of amortisation, 78 million euro of depreciation, 4 million euro of provisions for risks and charges and 5 million euro of provision for bad and doubtful accounts. Note that depreciation increased by 7 million euro on the same period last year, due to the change in the scope of consolidation and start-up of the Gissi thermoelectic plant during the period.

As a result of these changes the profit from operations amounts to 260 million euro (233 million euro at March 31, 2008).

Net financial expenses amounted to 64 million euro (44 million euro in the first quarter of 2008). The increase, amounting to 20 million euro, is due for 25 million euro to interest on the tax payment notices concerning the recovery of the so-called State Aid (relating to the tax moratorium for the years 1996 to 1999 of the former AEM S.p.A. and the former ASM S.p.A.) partly offset by the reduction in interest rates, even if applied to a higher average Group net debt compared with the first quarter of 2008.

The portion of gains and losses on valuation of investments at equity amounts to 12 million euro is unchanged with respect to the same period of last year.

Other non-operating costs come to 40 million euro (zero in the first quarter of 2008) and include the portion of principal of the above mentioned State Aid for the years from 1996 to 1999 of the former AEM S.p.A. and the former ASM S.p.A.

Tax charges amounted to 70 million euro (66 million euro in first quarter 2008) and include the effect of decree law 112 of June 25, 2008, the so-called "Summer Manoeuvre", which introduced the IRES surtax of 5.5% for companies operating in the electricity and gas production and sale.

The result of non-current assets held for sale came in at 1 million euro and refers to the valuation of the investment in Malpensa Energia S.r.l.

The **consolidated net profit** for the period attributable to the Group, less minority interests, amounts to 92 million euro (129 million euro in the first quarter of 2008).
In the first three months of 2009, there was a significant improvement in operating results, affected however by the introduction of the so-called "Robin tax" and the recovery of "State Aid".

Net of the non recurring recovery of State Aid, the net result for the period would have amounted to 148 million euro with an increase of 15% compared with March 31, 2008.

For a more detailed analysis of the results, see the section on the results for each sector of activity.

Balance sheet and financial position

At March 31, 2009, consolidated **net capital employed amounted to 8,115 million euro**, funded by equity, 4,764 million euro (of which 866 million pertaining to minority interests) and net financial indebtedness, 3,351 million euro (3,484 million euro at December 31, 2008).

The amount of net capital employed decreased by 91 million euro compared with December 31, 2008.

Working capital has increased by 13 million euro thanks mainly to the combined effect of the reduction in trade payables and the rise in trade receivables and other current assets, partly offset by the decline in inventories and by the increase in taxes payable.

The net capital employed, considering also assets held for sale, decreased by 104 million euro in the period, following mainly the decline in other non-current financial assets partly offset by the rise in deferred tax assets.

Consolidated net debt amounts to 3,351 million euro at March 31, 2009 (3,484 million euro at December 31, 2008) showing a decrease of 133 million euro.

Net cash flows from operating activities during the period amount to 195 million euro and include the change in assets and liabilities of 26 million euro.

Net cash flows absorbed by investing activities amount to 62 million euro and include capital expenditure for property, plant and equipment and intangible assets, the increase in the value of investments.

(in millions of euro)	03.31.2009	31.12.2008
CAPITAL EMPLOYED		
Net capital employed	**6,924**	**7,033**
- Tangible assets	4,007	4,005
- Intangible assets	647	634
- Shareholdings and other non –current financial assets (*)	2,962	3,103
- Other non-current assets/liabilities (*)	(76)	(47)
Deferred tax assets and liabilities	46	(6)
- Provisions for risks, charges and liabilities for landfills	(393)	(392)
- Employee benefits	(269)	(264)
Working capital	**500**	**487**
- Inventories	73	224
- Trade receivables and other current assets (*)	2,210	1,992
- Trade payables and other current liabilities (*)	(1,607)	(1,693)
- Current tax assets/tax liabilities	(176)	(36)
Assets/liabilities held for sale (*)	**691**	**686**
TOTAL CAPITAL EMPLOYED	**8,115**	**8,206**
SOURCES OF FUNDS		
Equity method	**4,764**	**4,722**

Total financial position beyond one year	3,119	3,159
Total financial position within one year	232	325
Total net financial position	**3,351**	**3,484**
TOTAL SOURCES	**8,115**	**8,206**

(*) Net of balances included in net financial position.

(in millions of euro)	**01.01.2009**	**01.01.2008**
	03.31.2009	**03.31.2008**
		Restated
NET FINANCIAL POSITION AT THE BEGINNING OF THE PERIOD	**(3,484)**	**(3,264)**
Net profit for the period (including minority interests)	99	135
Depreciation and amortisation	82	75
Writedowns of investments and fixed assets	0	
Result from Affiliates	(12)	(12)
Changes in assets and liabilities (*) (**)	26	115
Net cash flows from operating activities	**195**	**313**
Net cash flows absorbed by investment activities	**(62)**	**(137)**
Free cash flow	**133**	**176**
Dividends paid by the parent company	0	0
Dividends paid by subsidiaries to third parties	0	0
Cash flow from distribution of dividends	**0**	**0**
NET FINANCIAL POSITION AT THE END OF THE PERIOD	**(3,351)**	**(3,088)**
(*): At March 31, 2008, this included the payment of extraordinary dividends amounting to 85 million euro on January 4, 2008. Net of the "change in assets and liabilities" it would amount to -200 million euro, "net cash flows from operating activities" would come to 398 million euro and free cash flow would be of 261 million euro.		
(**) Net of balances booked directly to equity.		

Significant events after March 31, 2009

Spin-off of E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.)

On April 16, 2009, in execution of the agreement signed on June 16, 2008 by A2A S.p.A., Acciona S.A., Enel S.p.A., E.ON A.G., Endesa S.A., Endesa Europa S.L. and Endesa Italia S.p.A. (now E.ON Produzione S.p.A.), the project for the spin-off of E.ON Produzione S.p.A. was filed with the Rome and Brescia company registers. As already communicated to the market on June 17, 2008 and July 18, 2008, this spin-off will involve transferring to the beneficiary company (a special purpose vehicle held entirely by A2A S.p.A.) the thermoelectric plant at Monfalcone and the hydroelectric nucleus in Calabria, as well as their assets and liabilities, in exchange for the cancellation of A2A S.p.A.'s 20% stake in E.ON Produzione S.p.A.

The present capacity of the thermoelectric plant at Monfalcone is of around 1,000 MW, while that of the hydroelectric nucleus of Calabria is of around 500 MW. Thanks to the transaction mentioned above, the generation capacity which will be managed by the A2A Group will be of around 5,700 MW, of which 1,400 MW from hydroelectric source.

The spin-off process should be completed by July 1, 2009.

The Supervisory Board approves the financial statements at December 31, 2008

On April 27, 2009 the Supervisory Board unanimously approved the financial statements of A2A S.p.A., and the consolidated financial statements of the A2A Group, at December 31, 2008. The Supervisory Board also agreed on the proposals of the Management Board to submit to the General Meeting the distribution of a dividend of Euro 0.097 to be paid by next June 25 (the shares go ex-dividend on June 22, 2009). At March 31, 2009, the Company held in portfolio 26,917,609 treasury shares.

Recovery of the so-called "State Aid"

On April 30, 2009 A2A S.p.A. received notice from the Tax Office that they had instructions to recover the alleged "State Aid" enjoyed during the period 1996-1999 and declared in conflict with EC regulations.

This "aid" was in the form of tax benefits that were granted at the time to municipal utility companies that transformed themselves into joint-stock companies (the so-called "tax moratorium").

The additional amount requested, over and above what was paid in 2007 by way of recovery, comes to around 65 million euro, including interest.

Based on current law, the amount requested has to be paid within thirty days of being notified.

Outlook for operations

Over the coming months, a continuation of the current crisis could have an impact on the Group's results, together with the effects of losing the CIP 6 incentives on power generation by the Brescia waste incinerator, not to mention having to do without the benefits of the specific company equalisation in connection with the power distribution business that were booked during 2008. Offsetting these negative effects there will be the consolidation of the assets coming from E.ON Italia (the thermoelectric plant at Monfalcone and the hydroelectric nucleus in Calabria), full operations on the part of the new thermoelectric plant at Gissi (Ch), as well as a total hydroelectric output that ought to be higher than in 2008; it should also be enhanced in terms of value thanks to full recovery of all of the vertically configured plants in Valtellina.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET	Notes	AT MARCH 31, 2009	AT DECEMBER 31, 2008
(millions of euro)			
ASSETS			
NON-CURRENT ASSETS			
Tangible assets	1	4.007	4.005
Intangible assets	2	647	634
Shareholdings carried according to equity method	3	2.578	2.553
Other non-current financial assets	3	386	551
Deferred tax assets	4	382	316
Other non-current assets	5	55	57
TOTAL NON-CURRENT ASSETS		**8.055**	**8.116**
CURRENT ASSETS			
Inventories	6	73	224
Trade receivables	7	1.910	1.699
Other current assets	8	300	293
Current financial assets	9	39	34
Current tax assets	10	3	2
Cash and cash equivalents	11	88	87
TOTAL CURRENT ASSETS		**2.413**	**2.339**
NON-CURRENT ASSETS HELD FOR SALE	12	**697**	**692**
TOTAL ASSETS		**11.165**	**11.147**
EQUITY AND LIABILITIES			
EQUITY			
Share capital	13	1.629	1.629
(Treasury shares)	14	-61	-107
Reserves	15	2.238	2.036
Net profit for the year	16	0	316
Net profit for the period	16	92	0
Equity pertaining to the Group		**3.898**	**3.874**
Minority interests	17	866	848
Total equity		**4.764**	**4.722**
LIABILITIES			
NON-CURRENT LIABILITIES			
Non-current financial liabilities	18	3.142	3.196
Deferred tax liabilities	19	336	322
Employee benefits	20	269	264
Provisions for risks, charges and liabilities for landfills	21	393	392
Other non-current liabilities	22	110	68
Total non-current liabilities		**4.250**	**4.242**
CURRENT LIABILITIES			
Trade payables	23	990	1.186
Other current liabilities	23	617	507
Current financial liabilities	24	362	449
Tax liabilities	25	179	38
Total current liabilities		**2.148**	**2.180**
Total liabilities		**6.398**	**6.422**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	26	**3**	**3**
TOTAL EQUITY AND LIABILITIES		**11.165**	**11.147**

CONSOLIDATED INCOME STATEMENT (1)	Notes	01/01/2009 3/31/2009	01/01/2008 3/31/2008 *Restated*
(millions of euro)			
REVENUES			
REVENUES FROM THE SALE OF GOODS AND SERVICES		1.872	1.627
OTHER OPERATING INCOME		24	38
TOTAL REVENUES	28	**1.896**	**1.665**
OPERATING EXPENSES			
EXPENSES FOR RAW MATERIALS AND SERVICES		1.357	1.170
OTHER OPERATING EXPENSES		66	68
TOTAL OPERATING EXPENSES	29	**1.423**	**1.238**
LABOUR COSTS	30	**122**	**110**
GROSS OPERATING INCOME - EBITDA	31	**351**	**317**
DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS	32	**91**	**84**
NET OPERATING INCOME - EBIT	33	**260**	**233**
FINANCIAL BALANCE			
FINANCIAL INCOME		8	13
FINANCIAL EXPENSES		72	57
AFFILIATES		12	12
TOTAL FINANCIAL BALANCE	34	**-52**	**-32**
OTHER NON-OPERATING INCOEM			
OTHER NON-OPERATING EXPENSES	35	**-40**	
INCOME BEFORE TAX		**168**	**201**
INCOME TAXES	36	**70**	**66**
INCOME FROM CURRENT OPERATIONS NET OF TAX		**98**	**135**
NET RESULT FROM NON-CURRENT ASSETS AVAILABLE FOR SALE	37	**1**	
NET INCOME		**99**	**135**
MINORITIES		**-7**	**-6**
GROUP NET INCOME FOR THE PERIOD	38	**92**	**129**
Earnings per share (in euro):			
- basic		0,0296	0,0417
- basic, from operating activities		0,0293	0,0417
- diluted		0,0296	0,0417
- diluted, from operating activities		0,0293	0,0417

(1) The reasons for the restatement of the comparative figures are given in the section entitled "Other Information" and "Consolidation policies and procedures".

Consolidated statement of comprehensive income
In millions of euro

	31/03/2009	31/03/2008 Restated
Net income (loss) for the period (A)	**99**	**135**
Effective part of gains/(losses) on cash flow hedges	6	4
Gains/(losses) on the remeasurement of financial assets available for sale	-166	45
Tax effect of other gains/(losses)	53	17
Total other gains/(losses) net of the tax effect of companies consolidated on a line-by-line basis (B)	**-107**	**66**
Other gains/(losses) of companies valued at equity net of the tax effect (C)	**1**	**-15**
Total gain/(loss) (A) + (B) + (C)	**-7**	**186**
Total gain/(loss) attributable to:		
Shareholders of the parent company	**-12**	**191**
Minority interests	**5**	**-5**

CONSOLIDATED CASH FLOW STATEMENT	CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2009	CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2008
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD/YEAR	87	32
Contributions merger-related	-	155
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD/YEAR	87	187
Operating activities		
Net income for the period/year	99	347
Tangible assets depreciation	78	292
Intangible assets amortization	4	16
Fixed assets write-downs	-	22
Results from affiliates	(12)	(60)
Shareholdings write-downs	-	9
Change in working capital (*)	26	(78)
Cash flow from operating activities	**195**	**548**
Investment activities		
Investments in tangible assets	(80)	(437)
Investments in intangible assets and goodwill	(17)	(26)
Investments in shareholdings and securities (*)	(11)	(9)
Dividends received	-	60
Purchase/sale of own shares	46	(43)
Cash flow used in investment activities	**(62)**	**(455)**
FREE CASH FLOW	133	93
Financing activities		
Change in financial assets	(4)	(44)
Change in financial liabilities	(128)	164
Dividends paid by the parent company	-	(299)
Dividends paid by the subsidiaries to third parties	-	(14)
Cash flows used in financing activities	**(132)**	**(193)**
CHANGE IN CASH AND CASH EQUIVALENTS	1	(100)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD/YEAR	88	87
(*) Cleared of balances in return of shareholders' equity		

Statement of changes in Group equity
(in millions of euro)

Description	Share capital Note 13	Treasury shares Note 14	Reserves Note 15	Group income for the year/period Note 16	Shareholders' equity of the Group	Minority interests Note 17	Total net shareholders' equity
Net equity at 12.31.2007 Restated	**936**	**(64)**	**1.096**	**292**	**2.260**	**794**	**3.054**
Changes from 01 January 2008 to 31 March 2008							
2007 profit allocation			292	(292)	-		-
Merger effect on equity	693		927		1.620	31	1.651
IAS 32 and 39 reserves			51		51	(5)	46
Put option on Delmi S.p.A. shares			5		5		5
Put option on Abruzzo Energia S.p.A. shares			(3)		(3)	(5)	(8)
Other changes		(43)	-		(43)	7	(36)
Group and minorities net profit for the period				129	129	6	135
					-		
Net equity at 03.31.2008 Restated	**1.629**	**(107)**	**2.368**	**129**	**4.019**	**828**	**4.847**
Changes from 01 April 2008 to 31 December 2008							
Distribution of dividends			(299)		(299)	(14)	(313)
IAS 32 and 39 reserves			(50)		(50)	(35)	(85)
Put option on Delmi S.p.A. shares			62		62	46	108
Other changes			(45)		(45)	(2)	(47)
Group and minorities net profit for the period				187	187	25	212
Net equity at 12.31.2008	**1.629**	**(107)**	**2.036**	**316**	**3.874**	**848**	**4.722**
Changes from 01 January 2009 to 31 March 2009							
2008 profit allocation			316	(316)	-		-
Distribution of dividends			-		-		-
IAS 32 and 39 reserves			(106)		(106)	5	(101)
Put option on Delmi S.p.A. shares			18		18		18
Put option on Abruzzo Energia S.p.A. shares			-		-		-
Other changes		46	(26)		20	6	26
Group and minorities net profit for the period				92	92	7	99
Net equity at 03.31.2009	**1.629**	**(61)**	**2.238**	**92**	**3.898**	**866**	**4.764**

NOTES TO THE QUARTERLY REPORT

General information on A2A S.p.A.

A2A S.p.A. is a company incorporated under Italian law. A2A S.p.A. and its subsidiaries ("the Group") operate essentially in Italy.

A2A S.p.A. was born as a result of the merger between three long-standing entities: AEM S.p.A., AMSA Holding S.p.A. and ASM Brescia S.p.A. . On December 24, 2007, at the end of an aggregation process made up of various stages[1], the merger deeds were signed, after which, from January 1, 2008, AMSA Holding S.p.A.[2] ("AMSA") and together with ASM Brescia S.p.A. was absorbed by AEM S.p.A. ("AEM"), after which AEM S.p.A. changed its name to A2A S.p.A.

As a result, the share capital of AEM S.p.A. (now A2A S.p.A.) increased from Euro 936,024,648 to Euro 1,629,110,744.04.

From February 22, 2008 the registered office of A2A S.p.A. was transferred to Brescia, Italy, in Via Lamarmora 230.

The A2A Group mainly operates in the following sectors:

- the production, sale and distribution of electricity;
- the sale and distribution of gas;
- the production, distribution and sale of heat through district heating networks;
- waste management (from collection and street-sweeping to disposal) and the construction and management of integrated waste disposal plants and systems, also making them available for other operators;
- integrated water cycle management.

---

[1] Merger negotiations between ASM S.p.A. and AEM S.p.A. began in July 2006.
On December 18, 2006 the two Boards of Directors approved the Business Plan for the merger.
On June 4, 2007 the Boards of Directors of ASM, AEM approved a framework agreement regarding the structure and principal terms of the operation;AMSA on the same day, the Municipality of Brescia and the Municipality of Milan signed an agreement that laid down the guidelines for merging the two companies.
On June 25, 2007 the Merger Plan was signed by the Boards of Directors of ASM, AEM and AMSA.
On June 27, 2007 the operation was approved by Brescia City Council; it was then approved by Milan City Council on July 23, 2007.
On September 21, 2007 the experts appointed by the Milan Court expressed their opinion on the reasonableness of the share exchange ratio (1 ASM share = 1.60 AEM shares).
On October 22, 2007 the merger plan was definitively approved by the Extraordinary Shareholders' Meetings of ASM and AEM; the Ordinary Shareholders' Meeting of ASM also approved the distribution of an extraordinary dividend of 0.11 euro per share to its own shareholders.

[2] In preparation for its merger, AMSA S.p.A.

(a) spun off to Milano Immobili e Reti S.r.l., which is wholly owned by the Municipality of Milan, the so-called "non-duplicatable" assets used in running the waste collection and street sweeping services;

(b) contributed to a wholly owned newco (AMSA S.r.l., now Amsa S.p.A.) all of the assets and liabilities and all of its juridical relations other than the "non-duplicatable" assets transferred to Milano Immobili e Reti S.r.l.;

(c) changed its name to AMSA Holding S.p.A.

The quarterly report

The quarterly report of the A2A Group at March 31, 2009 is expressed in millions of euro, which is also the currency of the economies in which the Group operates

The quarterly report of the A2A Group at March 31, 2009 has been prepared:

- in compliance with Decree 58/1998 (art. 154 ter) and subsequent amendments, and with the Issuers' Regulations published by CONSOB;
- in accordance with the International Financial Reporting Standards (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and approved by the European Union.

In preparing the report at March 31, 2009 the Group adopted the same principles used for the consolidated financial statements at December 31, 2008, which should be referred to for a more detailed description.
In addition, from January 1, 2009 the Group adopted for the first time the principles and interpretations explained in detail in the paragraph entitled "Changes in accounting standards and accounting policies".

This quarterly report at March 31, 2009 was approved by the Management Board at the meeting on May 13, 2009, which authorised its publication.
This report is unaudited.

Financial statements

The quarterly report includes a balance sheet, income statement and cash flow statement in order to facilitate understanding the economic and financial situation in the first three months of 2009.

For the balance sheet, the Company has adopted a format which separates current and non-current assets and liabilities, according to para. 51 *et seq.* of IAS 1.

The income statement is presented by nature, a format that is considered more representative than the so-called "presentation by destination". This is the same format as the one used by AEM's major competitors, which is in line with international practice. The results of normal operations are shown in the income statement separately from income or costs deriving from non-recurring transactions that form part of the business's normal operations, such as gains or losses on the sale of investments and other non-recurring income or charges; this makes it easier to measure the effective results of normal operating activities.

The statement of cash flows is prepared according to the indirect method, as allowed by IAS 7.

The statement of changes in equity as been prepared in accordance with IAS 1.

The accounting schedules included in the financial statements are in the same format as those used in the annual financial statements, except for a new analysis of comprehensive profit/loss pertaining to the Group and minority interests, following the application of "IAS 1 revised", which is included in the information on the consolidated income statement.

Basis of preparation

The consolidated quarterly report at March 31, 2009 has been prepared on the basis of historical cost, except for those items which, according to IFRS, have to be shown at fair value, as better indicated in the accounting policies, as well as the use of estimates presented in A2A's consolidated financial statements at December 31, 2008, to which you should refer.

Changes in accounting standards and *accounting policies*

From January 1, 2009 the following amendments and interpretations to international accounting standards have been applied, none of which had a significant impact on the Group's consolidated accounts:

- IAS 23 Revised "Financial expenses": obligatory capitalisation of financial expenses incurred for assets that need a certain period of time before they are ready for use or for sale, applicable from January 1, 2009;
- IAS 1 Revised "Presentation of Financial Statements", applicable from January 1, 2009. According to the revised version all the changes generated by transactions with shareholders have to be shown in the statement of changes in equity. All transactions with third parties ("comprehensive income") have to be shown in a single schedule of comprehensive income or in two separate schedules (income statement and statement of comprehensive income). In any case, changes generated by transactions with third parties must not be shown in the statement of changes in equity;
- IFRS 8 "Operating segments" applicable from January 1, 2009, will replace IAS 14 "Reporting financial information by segment"; compared with the current situation, the required disclosure is to be integrated by an analysis of products and services and major customers;
- Amendment to IFRS 2 "Vesting Conditions and Cancellations", at present not applicable to the A2A Group;
- IFRIC 13 "Customer loyalty programmes", applicable from January 1, 2009.

The remaining principles adopted during the first three months of 2009 are the same as those used the previous year.

Scope of consolidation

The quarterly report of the A2A Group includes the financial statements of the parent company A2A S.p.A. and those of its subsidiaries in which A2A S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings. Also consolidated, under the equity method, are those companies in which the parent company has joint control with other shareholders (joint ventures) and those over which it exercises a considerable influence (associates).

Changes in the scope of consolidation

- The investment in ACSM S.p.A. is also consolidated at equity. ACSM has absorbed AGAM Monza S.p.A. Given the lack of up-to-date figures at March 31, 2009, the consolidation includes the figures for the three months from September 30, 2008 to December 31, 2008, a delay of one quarter which is permitted by IAS 27, paragraph 27, taking into account the fact that the figures for AGAM S.p.A. at December 31, 2008 were already consolidated in the financial statements as of that date, while those for ACSM S.p.A. were not available. Hence only the results of the last quarter 2008 of ACSM S.p.A. have been consolidated in the figures for the first quarter of 2009 of A2A S.p.A.
- Following the acquisition on July 31, 2008 of 98.08% of A2A Coriance SAS, which holds 100% of Coriance SAS, the Coriance Group, previously controlled by the Cofatech Group, is now included in the scope of consolidation. Its results for the period January 1, 2009 to March 31, 2009 and its balance sheet figures at March 31, 2009 have therefore been consolidated in this interim report on a line-by-line basis. The initial accounting for the combination of A2A Coriance S.a.s. became definitive at the end of 2008. In preparing these consolidated financial statements, the company has applied IFRS 3, allocating to the Property, plant and equipment the corresponding portion of fair value, setting aside the related deferred tax. The portion of fair value that cannot be allocated has been booked to goodwill for an amount of 10 million euro and will be submitted to impairment testing as required by IFRS.
- Moreover, as regards the investment in Endesa Italia S.p.A. (now E.ON Production), following this transaction and as explained in greater detail in note 12 to the balance sheet, IAS 28, para. 13 a) and IFRS 5 were applied, which involved interrupting from January 1, 2008 the consolidation of this investment at equity and reclassifying it to "Non-current assets held for sale".
- Thanks to the purchase on January 15, 2009, of 90% of the investment in Aspem SpA, which operates in the public services segment in the city of Varese and in other municipalities of the province of Varese and which controls 100% of Aspem Energia S.r.l., 90% of Varese Risorse S.p.A. and 12.5% of Prealpi Servizi S.p.A., the results for the period January 1, 2009 - March 31, 2009 and of the balance sheet at March 31, 2009 have been fully consolidated, allocating 10% of these results to minority interests. Initial accounting for the combination of Aspem has so far been carried out only on a provisional basis. The Purchase Price Allocation deriving from the acquisition of the Aspem Group should be completed by the end of 2009.
- Because of the sale to SEA S.p.A. of 49% of Malpensa di Energia by A2A S.p.A., as mentioned in the paragraph "Significant events during the period", which is subject to authorisation by the Competition Authority, the investment in Malpensa di Energia S.r.l. has been consolidated according to IFRS 5.

Consolidation policies and procedures

Consolidation policies

Subsidiaries
The scope of consolidation of the A2A Group comprises the Parent company A2A S.p.A. and the companies over which it exercises direct or indirect control. The subsidiaries are consolidated from the date on which the Group effectively acquires control and are no longer consolidated from the date on which control is transferred to a company outside of the Group.

Associates and Joint Ventures
Investments in associates, in other words those in which the A2A Group holds a significant interest and is able to exercise a considerable influence, and those over which A2A has joint control together with other shareholders, are valued under the equity method. Gains or losses pertaining to the Group are recognised in the consolidated financial statements from the date on which the Group began to have a significant influence over the company.
In the event that the loss pertaining to the Group exceeds the book value of the investment, the book value is cancelled and any excess loss is provided for to the extent that the Group has legal or implicit obligations towards the associate to cover its losses or, in any case, to make payments on its behalf.

Potential voting rights
If the A2A Group holds call options to buy shares or other instruments representing capital that are convertible into ordinary shares, or other instruments that have the potential, if exercised or converted, to give the Group voting rights or reduce the voting rights of third parties ("potential voting rights"), such potential voting rights have to be taken into consideration when assessing whether or not the Group has the power to govern or influence the other company's financial and operating policies.

Consolidation procedures

General procedure
The financial statements of the subsidiaries, associates and joint ventures consolidated by the A2A Group have been prepared at each period-end using the same accounting principles as the parent company. Any items valued on alternative bases are adjusted during the consolidation process to bring them into line with Group accounting principles. All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated completely.

Unrealised gains and losses with associates and joint ventures are eliminated for the portion pertaining to the Group. Unrealised losses are eliminated, unless they represent a loss in the value of assets that have been sold.
In preparing the consolidated financial statements, the assets, liabilities, costs and revenues of the companies being consolidated are included in their entirety on a line-by-line basis, showing the portion of equity and net profit for the period pertaining to minority interests separately in the balance sheet and income statement.
The book value of the investment in each of the subsidiaries is eliminated against the corresponding share of each subsidiary's net equity, including any adjustments to fair value at the date of acquisition; any difference has to be treated in accordance with IFRS 3.
Transactions with minority shareholders which do not entail the loss of control in consolidated companies are treated according to the so-called "economic entity view".

Consolidation procedure of assets and liabilities held for sale (IFRS 5)
Only in the case of particularly large figures and exclusively in connection with non-current assets and liabilities held for sale, in accordance with the requirements of IFRS 5, the related intercompany financial receivables and payables are not eliminated, so as to show clearly the financial impact in the event of their disposal.

Effects on consolidation procedures of certain contracts concerning shares/quotas of Group companies

Option contracts between AEM S.p.A. (now A2A S.p.A.) and Dolomiti Energia S.p.A. and between AEM S.p.A. (now A2A S.p.A.) and Società Elettrica Altoatesina SEL S.p.A. for part of their investment in Delmi S.p.A.

AEM S.p.A. (now A2A S.p.A.) signed separate option contracts with Dolomiti Energia S.p.A. (DE) and Società Elettrica Altoatesina SEL S.p.A. (SEL) for part of the Delmi S.p.A. shares that they held.

DE's two options, which in total gave Dolomiti Energy S.p.A. the right to sell shares in Delmi S.p.A. (Delmi) equal to 50% of DE's investment in Delmi (currently 10% of Delmi's share capital) to A2A S.p.A. (A2A), have expired. the first option expired in July 2007, the second in May 2008.

Under the option contract between A2A and SEL, SEL will have the right to sell to A2A and A2A will have the right to purchase from SEL two lots of Delmi shares, equal to 50% and 35% respectively of SEL's investment in Delmi (currently 10% of Delmi's share capital).
The strike price of these options will be calculated for each lot based on various formulas that take into account SEL's initial investment and/or the value of Edison's shares at the time the options are exercised, depending in the case of SEL's put options, among other things, on whether SEL - at the time of exercising the option - has or has not become the owner of some of Edison's hydroelectric power plants located in the Province of Bolzano.
In December 2008, A2A and SEL renegotiated the expiry date of these options, postponing it by one year compared with the initial deadlines, also in consideration of the fact that the parties could not agree on whether the condition for exercising one of the sale options for SEL had been satisfied or not.

SEL's put options and A2A's call options to buy from SEL, if exercised, can be executed in various stages between the fourth anniversary and the six months following the seventh anniversary of TdE's purchase of the Shares and Warrants held by IEB (concluded on September 16, 2005).

In line with paragraph 23 of IAS 32, the Group has booked to liabilities the present value of the estimated outlay which it will not be able to avoid if it exercises these options.

Changes in the present value of this liability caused by the passing of time are considered as financial expenses and booked to income.

There is still some uncertainty in international accounting standards as to how to treat the difference between the present value of the strike price of the put options and the book value of the minority interests. In the absence of an interpretation of this question by the IFRIC, the Group has decided to show

the difference as a reduction of equity pertaining to the Group (if positive) or as an increase in equity pertaining to the Group (if negative) as an alternative to adjusting goodwill.

This is in line with previous decisions taken by the Group. It means that changes in the liability that do not depend on time are adjusted on Group equity.

If the options expire without them being exercised, the liability will be reclassified to equity, reinstating the minority interests.

The interim report at March 31, 2009 shows a liability to third parties for the possible exercise of the put options on the shares of Delmi S.p.A. of 102 million euro (118 million euro at December 31, 2008), a reduction in minority interests of 157 million euro (unchanged at December 31, 2007), a positive change in equity pertaining to the Group of 75 million euro (57 million euro at December 31, 2008) and a financial charge of 1.2 million euro (5.3 million euro at March 31, 2008).
Bear in mind that these figures have changed significantly compared with March 31, 2008 as both the first and the second DE option can no longer be exercised, as explained above and the calculation parameters of the SEL put options were changed, as indicated above.

The share of Delmi's result remains 51% as the above options do not currently give A2A access to the economic benefits associated with the shares under option.

b) Call/put options on the shares held by certain minority shareholders of AbruzzoEnergia S.p.A.

A2A S.p.A. currently holds 89.8% of AbruzzoEnergia S.p.A., whose main asset is the thermoelectric plant at Gissi, in Abruzzo.

In addition, A2A S.p.A. holds two call options and two minority shareholders each hold a put option for a total of 5.15% of the share capital of AbruzzoEnergia S.p.A. (currently 130 million euro wholly paid in). Only the call options can be exercised at present at a price of around 8 million euro which has already been defined, whereas the put options can only be exercised, at a price that is marginally lower than that of the call option, starting from when both of the units at the Gissi power plant start operating in parallel.

Hence the report at March 31, 2009 reflects the following situations:

- call options on shares held by minority shareholders, accounted for in accordance with IAS 27 paragraphs 14, 15 and 23 on potential voting rights,
- put options on shares held by minority shareholders, in this case accounted for in accordance with IAS 32 paragraph 23, 23,
- different strike prices for the options,
- call options that can be exercised now and put options that can only be exercised once certain technical production conditions have been fulfilled.

IAS 27 paragraph 14 requires companies to take account of potential voting rights when assessing whether a shareholder has the power to govern the company's operating and financial decisions. In the case in question, A2A S.p.A. already has control of AbruzzoEnergia S.p.A. as it holds almost 90% of the share capital; this means that exercising the call options would not bring about any change in the company's control, nor in the fact that it is consolidated on a line-by-line basis. The result of this analysis of the call options is therefore that no additional or amending entry has to be made.

As for the put options, the observations made in paragraph b), which analysed the option contracts with Dolomiti Energia S.p.A. and Società Elettrica Altoatesina SEL S.p.A., are still valid.
The circumstances are very similar: the put options are on the shares held by certain minority shareholders, while the counterparty (the buyer) is the shareholder that controls the company; the accounting treatment of the put options will therefore be the same.

Bear in mind that the Group has chosen to show the difference between the present value of the strike price of the put options and the book value of the minority interests as a reduction in Group equity (if positive) or as an increase in Group equity (if negative), as an alternative to confirming goodwill.

As a result, a current financial payable of 8 million euro has been recorded, reducing the equity of minority interests by 5 million euro. The differential of 3 million euro has been deducted from the equity pertaining to the Group.

c) Call option on the purchase of 1% of the share capital of ASM Novara S.p.A.

A2A S.p.A. owns 50% of the shares of ASM Novara S.p.A., a company with share capital of one million euro set up with other shareholders in order to build and manage a district heating network in Novara.
As a result of the shareholder agreement between the shareholders of ASM Novara S.p.A., A2A S.p.A. has *a* call option to buy 1% of the share capital of ASM Novara S.p.A. Similarly the other shareholders, who hold the remaining 50%, have a put option to sell 1% of the share capital to A2A. Exercising one of these options would give A2A S.p.A. control over ASM Novara S.p.A.

Any of the parties can exercise their option within three years after the satisfaction of certain conditions relating to the construction of the district heating network in Novara: at December 31, 2008, these conditions had not yet been satisfied.

IAS 27, paragraph 14, establishes that when assessing whether an entity has the power to govern the financial and operating policies of another entity, it has to take account of the "potential voting rights"

that would derive from exercising the options, providing they are currently exercisable. Such potential voting rights should then be added to the existing voting rights in order to calculate the total interest held in the share capital, which in turn establishes the method of consolidation to be applied to the affiliate concerned.

Potential voting rights that are not currently exercisable are understood as being, for example, those that cannot be exercised until a future date or until some future event takes place.

Hence, the potential voting right that A2A S.p.A. holds in ASM Novara S.p.A., as explained above, is not currently exercisable, so the investment in ASM Novara S.p.A. is consolidated according to the equity method.

When the option rights are exercised, an assessment will have to be made as to whether ASM Novara S.p.A. is controlled by A2A S.p.A. in order to decide on the consolidation method to be used.

Key figures at March 31, 2009 and at March 31, 2008 of the joint ventures (consolidated at equity)

Key figures at March 31, 2009	Edipower 20%	Transalpina di Energia 50%	Ecodeco Group companies 50% (*)	Ergon Energia 50%	Metamer 50%	Gesi 47.5%
(millions of euro)						
INCOME STATEMENT						
Revenues from sales	59	1,506	3	2	5	1
Gross profit from operations	**22**	**147**	-	-	-	-
% of net sales	*37.3%*	*9.8%*				
Depreciation, amortisation and writedowns	13	102	-	-	-	-
Profit from operations	**9**	**45**	-	-	-	-
Net result for the period	**3**	**4**				
BALANCE SHEET						
Total assets	**864**	**8,726**	**13**	**14**	**8**	**4**
Equity method	**405**	**1,953**	**1**	**2**	**1**	**1**
Net debt	**-304**	**-2,831**	**-4**	**-31**	**3**	**-**

(*) Bellisolina S.r.l., Bergamo Pulita S.r.l., Biotecnica and SED S.r.l.

Key figures at March 31, 2008 (millions of euro)	Edipower 20%	Transalpina di Energia 50%	Ecodeco Group companies 50% (*)	Ergon Energia 50%	Metamer 50%	Gesi 47.5%
INCOME STATEMENT						
Revenues from sales	62	1,251	3	112	4	1
Gross profit from operations	**20**	**154**		**1**		
% of net sales	*32.3%*	*12.3%*		*0.9%*		
Depreciation, amortisation and writedowns	13	98				
Profit from operations	**7**	**56**		**1**	**0**	**0**
Net result for the period	**2**	**9**				
BALANCE SHEET						
Total assets	**898**	**7,883**	**11**	**127**	**5**	**3**
Equity method	**409**	**1,992**	**1**	**3**	**2**	**2**
Net debt	**-342**	**-2,064**	**-3**	**-52**	**2**	

A2A GROUP – AREAS OF ACTIVITY

The A2A Group operates in the production, sale and distribution of gas and electricity, district heating, environmental services and the integrated water cycle. These activities in turn form part of the following sectors:

- Energy Sector
- Heat and Services Sector
- Environment Sector
- Networks Sector
- Other Services and Corporate Sector



SECTOR OF THE A2A GROUP
ENERGY
Thermoelectric and hydroelectric plants
Energy management
Electricity & & gas sales
HEAT & SERVICES
Cogeneration plants
District heating networks
Sale of heat and other services
ENVIRONMENT
Waste collection and street sweeping
Waste treatment
Waste disposal and energy recovery
NETWORKS
Electricity networks
Gas networks
Integrated water cycle
OTHER SERVICES & CORPORATE
Other services
Corporate services

Millions of euro	Energy		Heat & Services		Networks		Environment		er Services and Corporate S		Eliminations		TOTAL GROUP	
	01.01.09 03.31.09	*01.01.08 03.31.08 Restated*	*01.01.09 03.31.09*	*01.01.08 03.31.08 Restated*	*01.01.09 03.31.09*	*01.01.08 03.31.08 Restated*	*01.01.09 03.31.09*	*01.01.08 03.31.08 Restated*	*01.01.09 03.31.09*	*01.01.08 03.31.08 Restated*	*01.01.09 03.31.09*	*01.01.08 03.31.08 Restated*	*01.01.09 03.31.09*	*01.01.08 03.31.08 Restated*
Revenues	**1.551**	**1.350**	**165**	**100**	**158**	**154**	**187**	**210**	**50**	**59**	**(215)**	**(208)**	**1.896**	**1.665**
- of which intercompany	*38*	*28*	*18*	*20*	*111*	*98*	*10*	*19*	*38*	*43*	*(215)*	*(208)*		
Gross operating income - EBITDA	**173**	**121**	**51**	**38**	**77**	**78**	**56**	**80**	**(6)**	**1**	**-**	**(1)**	**351**	**317**
% of revenues	*11,2%*	*9,0%*	*30,9%*	*38,0%*	*48,7%*	*50,6%*	*29,9%*	*38,1%*	*-12,0%*	*1,7%*			*18,5%*	*19,0%*
Depreciation, amortization, provisions and write-downs	(26)	(24)	(10)	(6)	(30)	(27)	(22)	(21)	(6)	(9)	3	3	(91)	(84)
Net operating income - EBIT	147	97	41	32	47	51	34	59	(12)	(8)	3	2	**260**	**233**
% of revenues	*9,5%*	*7,2%*	*24,8%*	*32,0%*	*29,7%*	*33,1%*	*18,2%*	*28,1%*	*-24,0%*	*-13,6%*			*13,7%*	*14,0%*
Financial expenses, net													(52)	(32)
Non-operating income/expenses													(40)	-
Income before taxes													**168**	**201**
Income taxes													(70)	(66)
Net income													**98**	**135**
Net result from non-current assets available for sale													1	-
Minorities													(7)	(6)
Group net income for the period													**92**	**129**
Gross investments (1)	7	7	22 *	9	47 **	27	18	10	3	41	-	-	97	94

* Includes the effect of first-time consolidation following the acquisition of the Aspem Group for 13 million euro.
** Includes the effect of first-time consolidation following the acquisition of the Aspem Group for 17 million euro.
(1) See "Capital expenditure" in the schedules in notes 1 and 2 on Property, plant and equipment and Intangible assets in the consolidated financial statements.

NOTES TO THE BALANCE SHEET ITEMS

Changes compared with December 2008:

- Thanks to the purchase on January 15, 2009, of 90% of the investment in Aspem S.p.A., which operates in the public services segment in the city of Varese and in other municipalities of the province of Varese and which controls 100% of Aspem Energia S.r.l., 90% of Varese Risorse S.p.A. and 12.5% of Prealpi Servizi S.p.A., the results for the period January 1, 2009 - March 31, 2009 and of the balance sheet at March 31, 2009 have been fully consolidated, allocating 10% of these results to minority interests. Initial accounting for the combination of Aspem has so far been carried out only on a provisional basis. The Purchase Price Allocation following the acquisition of the Aspem Group is expected to be completed by the end of 2009.
- Because of the agreement for A2A S.p.A to sell 49% of Malpensa di Energia to SEA S.p.A., as mentioned in the paragraph "Significant events during the period", which is subject to authorisation by the Competition Authority, the investment in Malpensa di Energia S.r.l. has been consolidated according to IFRS 5.

ASSETS

NON-CURRENT ASSETS

1) TANGIBLE ASSETS

(in millions of euro)	Amount at 12/31/2008	Changes for the period			Amount at 03/31/2009
		Cap. expend. & acquisitions	Depr.	Total change	
Land	74			.	74
Buildings	331	45	(3)	42	373
Plant and machinery	2,615	397	(52)	345	2,960
Industrial and commercial equipment	18	2	(1)	1	19
Other property, plant and equipment	72	5	(4)	1	73
Landfills	13	1	(1)	0	13
Freely transferable assets	318	0	(14)	(14)	304
Construction in progress and advances	461	(319)		(319)	142
Leasehold improvements	4	16		16	20
Leased assets	99	(67)	(3)	(70)	29
Total	**4,005**	**80**	**(78)**	**2**	**4,007**

Tangible assets amount to 4,007 million euro (4,005 million euro at December 31, 2008) and show a net rise of 2 million euro due to capital expenditure realised in the period of 80 million euro and to the depreciation charge for the period of 78 million euro.

During the first quarter the Group 1 of the thermoelectric plant at Gissi (Ch) became operative.

Capital expenditure by sector is broken down as follows:

- Capital expenditure during the period amounted to 7 million euro, mainly involving completion works for the thermoelectric plant at Gissi (3 million euro), extraordinary maintenance at the Cassano D'Adda station (5.2 million euro), works for the 220 KW electric power station at Mincio (1 million euro), revamping of the hydroelectric plant in Prevalle sul Chiese (1 million euro).

- capital expenditure for the heat sector during the period, 9 million euro, mainly concerned the development of the district heating networks in Milan (4 million euro), Brescia and Bergamo (2 million euro), extraordinary maintenance and development on minor plants, principally in the Milan area (1 million euro), as well as investments made by the Coriance Group (totalling 2 million euro);

- Capital expenditure for the environmental sector during the period, 18 million euro, mainly involved development of the waste incineration plants (14 million euro) as well as development and maintenance work on other plants for the processing and disposal of waste (3 million euro).

- capital expenditure during the period for the networks sector amounted to 98 million euro, involving development and maintenance work on the electricity distribution networks, mainly connecting new users, expansion and refurbishment of the medium and low voltage network, and the installation of new electronic meters, upgrade work on the primary plants (18 million euro); development and maintenance work in the gas distribution area, mainly connecting new users, as well as replacing medium and low pressure underground tubes (8 million euro) and works on the water transport and network, and on the sewer networks (4 million euro) ;

- The consolidation of the Aspem Group, which took place from the first quarter of 2009, caused an increase in property, plant and equipment of 16 million euro.

As a result of the lease back agreement for the building in Corso di Porta Vittoria (Milan), it has been reclassified as a leased asset under buildings.

2) INTANGIBLE ASSETS

(in millions of euro)	Amount at 12/31/2008	Changes for the period					Amount at 03/31/2009
		Additions	Other changes	Disposals/Write-downs	Amort.	Total change	
Industrial patents and intellectual property rights	21	1	3		(2)	2	23
Concessions, licences, trademarks and similar rights	20	1			(1)		20
Assets in process of formation	6	1	(4)			(3)	3
Other intangible assets	15		1		(1)		15
Goodwill	572	14				14	586
Total	**634**	**17**	**-**		**(4)**	**13**	**647**

Intangible assets at March 31, 2009 amount to 647 million euro and show a rise of 13 million euro compared with December 31, 2008, as a result of the following items:

- the increase, 17 million euro, due for 3 million euro to investments made in the period, and for 14 million euro to the rise in goodwill following the acquisition of the Aspem Group, which took place in January 2009;
- the decrease, 4 million euro, entirely attributable to amortisation for the period.

Other intangible assets includes the value of the customer list, which relates to acquisitions of customer portfolios made by Group companies in cases where there is evidence that the companies are able to control the future benefits deriving from these customer portfolios. These amounts are amortised over their estimated useful life.
In particular, these amounts are principally attributable:

- to the amount paid by ASMEA, 7 million euro, for the customers included in the business purchased from ENEL in 2003 relating to a portion of the networks and utilities of the city and province of Brescia;
- to the amount of the customers in the gas sector acquired in previous years from BAS-Omniservizi for 6 million euro.

Goodwill

(in millions of euro)	Amount at 12/31/2008	Changes for the period				Amount at 03/31/2009
		Additions	Other changes	Write-downs	Total change	
Goodwill	572	14			14	586
Total	**572**	**14**	**-**	**-**	**14**	**586**

Goodwill at March 31, 2009 consists of:

Millions of euro	
Enel Distribuzione business (Milan)	198
Ecodeco Group	227
A2A Calore & Servizi	4
Enel Distribuzione business (Brescia)	46
merger of BAS S.p.A. in A2A S.p.A.	53
ASM Reti	33
Other	1
A2A Coriance Group	10
Total Goodwill at December 31, 2008	**572**
changes for the period:	
Acquisition of Aspem Group	14
Total changes for the period	**14**
Total Goodwill at March 31, 2009	**586**

The change of the period, amounting to 14 million euro, is due to the consolidation of the Aspem Group, after the acquisition, on January 15, 2009, of 90% of the investment in Aspem S.p.A. which operates in the public services segment in the city of Varese and in other municipalities of the province of Varese which controls 100% of Aspem Energia S.r.l., 90% of Varese Risorse S.p.A. and 12.5% of Prealpi Services S.p.A.; initial accounting for the combination of Aspem has so far been carried out only on a provisional basis. The Purchase Price Allocation following the acquisition of the Aspem Group is expected to be completed by the end of 2009.

3) INVESTMENTS AND OTHER NON-CURRENT FINANCIAL ASSETS

(in millions of euro)	Amount at 12/31/08	Changes for the period	Amount at 03/31/2009	*of which included in equity*	
				12/31/2008	*03/31/2009*
Shareholdings carried according to equity method	2,553	25	2,578	-	-
Other non-current financial assets	551	(165)	386	1	2
Total	**3,104**	**(140)**	**2,964**	1	2

Shareholdings carried according to equity method show an increase in 25 million euro at March 31, 2009, compared with December 31, 2008. The following table shows details of these changes:

Shareholding carried according to equity method (in millions of euro)	**Total**
Amount at December 31, 2008	**2,553**
Changes for period:	
- acquisition and capital increases	11
- sales	
- valuation at equity	20
- dividends received from investments carried at equity	(1)
- reclassifications	(5)
Total changes for the period	**25**
Amount at March 31, 2009	**2,578**

The changes for the period concerned reclassification, for 5 million euro, of the investment in Malpensa Energia S.r.l. to "Non-current assets held for sale", the caption to which reference should be made for further details, for 20 million euro, the valuations at equity of other investments, and the subscription of the increase in share capital of Ergosud S.p.A. for 11 million euro, and the collection of dividends, for 1 million euro.

The merger of AGAM S.p.A. with ACSM S.p.A. took effect on January 1, 2009 when it changed its name to ACSM-AGAM S.p.A.; A2A S.p.A. holds 16,808,270 shares equal to 21.937% of the share capital.
As regards the valuation of the investment in this company, it should be noted that although the stock exchange value is significantly lower than its book value at March 31, 2009, the Group did not think necessary to write down its value at December 31, 2008, as management is of the opinion that the value expressed by the Stock Exchange does not reflect the investment's real economic value.

Other non-current financial assets show a balance of 386 million euro (551 million euro at December 31, 2008) of which:

- 26 million euro (unchanged compared with the previous period) relating to a convertible bond loan issued by Metroweb S.p.A. and fully subscribed by A2A S.p.A. in compliance with the agreements for the sale of the investment;
- 358 million euro (524 million euro at December 31, 2008) relating to financial assets available for sale. The negative change of 166 million euro in the period concerned the valuation at fair value of the investment in Alpiq Holding;
- 2 million euro relate to financial receivables from associates.

4) DEFERRED TAX ASSETS

(in millions of euro)	Amount at 12/31/2008	Changes for period	Amount at 03/31/2009
Deferred tax assets	**316**	**66**	**382**

Deferred tax assets amount to 382 million euro and show an increase of 66 million euro compared with December 31, 2008.

5) OTHER NON-CURRENT ASSETS

(in millions of euro)	Amount at 12/31/2008	Changes for period	Amount at 03/31/2009	*of which included in equity* 12/31/2008	*of which included in equity* 03/31/2009
Non-current derivatives	40	(2)	38	*40*	*38*
Other non-current assets	17		17	-	-
Total other non-current assets	**57**	**(2)**	**55**	***40***	***38***

Other non-current assets amount to 55 million euro (57 million euro at December 31, 2008) and are made up of:

- 38 million euro for non-current hedging derivatives, principally Interest Rate Swap (IRS) hedging the risk of an increase in the interest rates and exchange rates on long-term bond loans. This caption is down by 2 million euro compared with December 31, 2008, mainly as a result of its measurement at fair value for the period;
- 17 million euro for other non-current assets, principally consisting of costs already incurred but pertaining to future periods.

CURRENT ASSETS

6) INVENTORIES

(in millions of euro)	Amount at 12/31/2008	Changes for period	Amount at 03/31/2009
Inventories	**224**	**(151)**	**73**

Inventories at March 31, 2009 amount to 73 million euro (224 million euro at December 31, 2008) and show a change of 151 million euro of which:

- 3 million euro relate to the positive change in materials destined mainly to plant maintenance and operations. At March 31, 2009 it amounts to 41 million euro (38 million euro at December 31, 2008);
- 155 million euro relate to the negative change in fuel. At March 31, 2009 it amounts to 29 million euro (184 million euro at December 31, 2008);
- 1 million euro relate to the positive change in other Inventories. At March 31, 2009 this amounts to 3 million euro (2 million euro at December 2008).

The decrease of the period, amounting to 151 million euro, is mainly caused by a reduction in the stock of fuel in particular involving Plurigas S.p.A.

7) TRADE RECEIVABLES

(in millions of euro)	Amount at 12/31/2008	Changes for period	Amount at 03/31/2009
Trade receivables	1,754	221	1,975
Provision for bad and doubtful accounts	(55)	(10)	(65)
Total trade receivables	**1,699**	**211**	**1,910**

At March 31, 2009 trade receivables amount to 1,910 million euro (1.699 million euro at December 31, 2008), a rise of 211 million euro, of which:

- 183 million euro due to an increase in trade receivables from customers. At March 31, 2009 this caption amounts to 1.719 million euro (1.536 million euro at December 31, 2008);
- 27 million euro due to an increase in receivables from related parties. For 24 million euro, the increase for the period relates to higher receivables from the Municipalities of Milan and Brescia and for 3 million euro to higher receivables from other associates. At March 31, 2009 this caption amounts to 184 million euro (157 million euro at December 31, 2008);
- 1 million euro relate to the rise in contract work in progress, the balance of which at March 31, 2009 comes to 7 million euro (6 million euro at December 31, 2008).

The change of the period is attributable to the change in the scope of consolidation and to the seasonal nature of the Group business.

8) OTHER CURRENT ASSETS

(in millions of euro)	Amount at 12/31/2008	Changes for period	Amount at 03/31/2009
Current derivatives	34	1	35
Other current assets	259	6	265
Total other current assets	**293**	**7**	**300**

This caption amounts to 300 million euro (293 million euro at December 31, 2008) with an increase of 7 million euro, of which:

- 1 million euro for current derivatives, relating principally to commodity derivatives taken out by A2A Trading S.r.l.;
- 6 million euro for other current assets, of which 5 million euro related to the reduction in receivables and 11 million euro to the rise in assets pertaining to future periods.

Other current assets mainly relate to receivables from the Electricity Equalisation Fund, as well as amounts due from the tax authorities for VAT.

9) CURRENT FINANCIAL ASSETS

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 03/31/2009	*of which included in equity*	
				12/31/2008	*03/31/2009*
Other financial assets	1	1	2	*1*	*2*
Financial assets due from related parties	33	4	37	*33*	*37*
Total	**34**	**5**	**39**	**34**	**39**

The balance at March 31, 2009 of 39 million euro (34 million euro at December 31, 2008) and refers to the current account with the Municipality of Milan.

10) CURRENT TAX ASSETS

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 03/31/2009
Current tax assets	2	1	3

At March 31, 2009 this caption amounts to 3 million euro (2 million euro at December 31, 2008) and shows a change of 1 million euro.

11) CASH AND CASH EQUIVALENTS

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 03/31/2009	*of which included in equity*	
				12/31/2008	*03/31/2009*
Cash and cash equivalents	87	1	88	*87*	*88*

Liquid funds at March 31, 2009 amount to 88 million euro (87 million euro at December 31, 2008) with an increase of 1 million euro.

Cash at bank includes interest accrued but not yet credited at the period-end.

12) NON-CURRENT ASSETS HELD FOR SALE

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 03/31/2009	*of which included in equity*	
				12/31/2008	*03/31/2009*
Non-current assets held for sale	692	5	697	*3*	*3*

At March 31, 2009 this caption shows a balance of 697 million euro and refers to:

- for 689 million euro to the classification of this caption of the investment in E.ON Produzione S.p.A. During 2007, as a result of the favourable outcome of the takeover bid launched by Acciona and ENEL for Endesa SA, ASM S.p.A. (now A2A S.p.A.) initiated contacts with Acciona SA, Enel S.p.A., E.ON AG, Endesa SA and Endesa Europe SL with a view to identifying possible solutions for its 20% investment in Endesa Italia S.p.A. (now E.ON Produzione S.p.A.), also in light of the shareholder agreement signed by the latter's shareholders on September 14, 2001. Following the creation of A2A, on January 1, 2008, the Group also reached a definitive clarification regarding its investment in E.ON Produzione S.p.A.), the final decision being to pull out of this joint project in exchange for the assignment of certain specific production assets. This approach was subsequently ratified by A2A's Board of Management when on March 26, 2008 it formally approved the Group's new business plan, which already reflects the impact of pursuing this new strategy. On July 18, 2008, the company exercised its right to select certain power plants owned by E.ON Produzione S.p.A., thereby initiating the spin-off of this company, as envisaged in the agreement signed on June 16, 2008 by A2A S.p.A., Acciona S.A., Enel S.p.A. E.ON AG, Endesa S.A Endesa Europe S.L. and Endesa Italia S.p.A. In accordance with this agreement, the spin-off procedure provides for the setting up of a new corporate vehicle to which the chosen power generation assets will be transferred, together with the related liabilities that are allocated to them. A2A will hold 100% of this company's share capital in exchange for its 20% stake in E.ON Produzione. Given that this exchange of assets involved a genuine disposal as it implied a radical change in ownership and in the cash

flow profile expected from the investment, in accordance with IFRS, the investment in E.ON Produzione S.p.A. was reclassified to non-current assets held for sale from January 1, 2008, the date that A2A S.p.A. was created, which also coincided with the date of the decision to dispose of this investment. It is worth noting that from Jànuary 1, 2008 this investment is no longer valued at equity but, in accordance with IAS 28, para. 13a) and IFRS 5, at the lower of cost (i.e. its book net equity value at December 31, 2008) and fair value, net of selling costs, represented by the fair value (which is significantly higher than cost) of the company that is the beneficiary of the spin-off of the power plants chosen by A2A. It will be remembered that this investment in E.ON Produzione S.p.A. was acquired as a result of the merger between AEM S.p.A. and ASM S.p.A., i.e. on January 1, 2008. The whole transaction should be completed by July 2009;

- for 3 million euro relating to the assets of certain businesses of the Ecodeco Group held for sale;
- 5 million euro for the classification to this item of the investment in Malpensa di Energia S.r.l. following the agreement with SEA S.p.A. for A2A S.p.A. to sell its 49% stake, as explained in the section entitled "Significant events during the period". The transaction is subject to the approval of the Competition Authority.

EQUITY AND LIABILITIES

EQUITY

Equity, which at March 31, 2009 amounts to 4,764 million euro (4,722 million euro at December 31, 2008), is detailed in the table below:

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 03/31/2009
Equity pertaining to the Group:			
Share capital	1,629		1,629
(Treasury shares)	(107)	46	(61)
Reserves	2,036	202	2,238
Net profit for the year of the Group	316	(316)	
Net profit for the period of the Group		92	92
Total equity pertaining to the Group	**3,874**	**24**	**3,898**
Minority interests	848	18	866
Total equity	**4,722**	**42**	**4,764**

EQUITY PERTAINING TO THE GROUP

The overall change in Group equity, 42 million euro, is due for 92 million euro to the result of the period, to the valuation in accordance with IAS 32 and 39 of cash flow hedge derivatives, to the valuation of the put options on Delmi shares and the change in minority interests.

13) SHARE CAPITAL

At March 31, 2009 the share capital totals 1,629 million euro and consists of 3,132,905,277 shares with a unit value of 0.52 euro each.

14) TREASURY SHARES

At March 31, 2009 treasury shares amounted to 61 million euro (107 million euro at December 31, 2008) and relate to 26,917,609 treasury shares held by the company (47,434,850 shares at December 31, 2008). Taxes payable amount to 179 million euro (38 million euro at December 31, 2008) and changes for the period increase by 141 million euro and include the amount payable to the tax authorities for the recovery of the so-called "State Aid" (Taxes of the years 1996-1999) relating to the former AEM S.p.A. and ASM S.p.A. as explained in the paragraph on the "EC infringement procedure". Following this transaction the Municipality of Varese holds 0.6 % of the capital of A2A S.p.A., as already mentioned in the paragraph "Significant events during the period".

15) RESERVES

(in millions of.euro)	Amount at 12/31/2008	Changes for the period	Amount at 03/31/2009 .
Other reserves	2,036	202	2,238

Reserves, amounting to 2,238 million euro at March 31, 2009 (2,036 million euro at December 31, 2008), include the positive adjustments of previous periods related to IAS/IFRS, the consolidation adjustments relating to the figures booked in the prior year financial statements of the Group companies and the retained earnings and accumulated losses of certain subsidiaries. It also includes the cash flow hedge reserve for the valuation, at March 31, 2009, of derivatives that comply with hedge accounting requirements at the end of the period and the reserve deriving from "assets available for sale".

Note that the accounting treatment of the acquisition of the Aspem Group in accordance with IAS/IFRS involved a reduction in reserves of 20 millions euro.

Other reserves also include the effects of applying IAS 32 paragraph 23 to the put options stipulated by A2A S.p.A. with Società Elettrica Altoatesina SEL S.p.A. (SEL) on Delmi shares, as well as the call/put options held by certain minority shareholders of Abruzzo Energia S.p.A. As explained in detail in the paragraph on "Consolidation policies and procedures", the difference between the present value of the strike price of these put options and the book value of the minority interests is booked as a reduction in Group equity (if positive) or as an increase in Group equity (if negative).
At March 31, 2009 the effects of the put options on the Delmi shares led to an increase in Group equity of 18 million euro, while the put/call options on the Abruzzo Energia shares did not lead to changes with respect to the previous year.

16) NET PROFIT FOR THE PERIOD

Net profit amounts to 92 million euro and includes the result for the period.

17) MINORITY INTERESTS

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 03/31/2009
Minority interests	848	18	866

At March 31, 2009 this totals 866 million euro (848 million euro at December 31, 2008) and represents the portion of capital, reserves and net result pertaining to minority interests. The increase of the period, amounting to 18 million euro, concerned:

- the allocation of a portion of the result for the period to minority interests of 7 million euro, of which 2 million euro related to the share pertaining to the minority shareholders of Delmi S.p.A. and 5 million euro to the share pertaining to those of Plurigas S.p.A.;
- positive adjustment of 11 million euro attributable to the changes in equity items during the period pertaining to the minority shareholders of Delmi S.p.A., Plurigas S.p.A. and Abruzzo Energia S.p.A..

LIABILITIES

NON-CURRENT LIABILITIES

18) Non-current financial liabilities

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 03/31/2009	*of which included in equity*	
				12/31/2008	*03/31/2009*
Non-convertible bonds	1,104	2	1,106	1,104	1,106
Due to banks	1,900	(53)	1,847	1,900	1,847
Due to other providers of finance	148	-	148	148	148
Finance lease payables	44	(3)	41	44	41
Total	**3,196**	**(54)**	**3,142**	**3,196**	**3,142**

Non-current financial liabilities amount to 3,142 million euro (3,196 million euro at December 31, 2008) with a decrease of 54 million euro.

The change in non-convertible bonds relates to 2 bond loans issued by the merged companies prior to their merger, namely:

- a bond with a nominal value of 500 million euro issued on May 28, 2004 with a ten-year duration and a nominal fixed rate of 4.875%;
- a loan in Yen with a nominal value of 98 million euro issued on August 10, 2006 with a thirty-year duration at a fixed rate of 5.405%;

Their remeasurement at fair value and amortised cost at the year-end determined a positive change of 2 million euro.

Amounts due to banks show a decrease in the period of 53 million euro, mainly due to the reclassification to current liabilities of the portions due within 12 months of the revolving credit lines.

Finance lease payables, of 41 million euro, show a decline of 3 million euro mainly due to the reclassification of the portions due within 12 months to current liabilities.

19) Deferred tax liabilities

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 03/31/2009
Deferred tax liabilities	322	14	336

20) Employee benefits

At March 31, 2009 this caption amounts to 269 million euro (264 million euro at December 31, 2008) with the following changes during the period:

(in millions of euro)	Amount at 12/31/2008	Provision	Utilisations	Other changes	Amount at 03/31/2009
Severance indemnities	147	5	(4)	4	152
Employee benefits	117	-	-	-	117
Total	**264**	**5**	**(4)**	**4**	**269**

21) Provisions for risks, charges and liabilities for landfills

(in millions of euro)	Amount at 12/31/2008	Provision	Utilisations	Other changes	Amount at 03/31/2009
Provisions for risks, charges and liabilities for landfills	392	4	(3)		393

The balance on these provisions at March 31, 2009 amounts to 393 million euro (392 million euro at December 31, 2008). The provisions amounted to 4 million euro and regarded the dispute with certain local government entities in connection with local taxes, the dispute pending with Social Security Institutions. The utilisations of the period are represented by the conclusion of disputes that were outstanding in previous years.

22) Other non-current liabilities

(in millions of euro)	Amount at 12.31.2008	Changes for the period	Amount at 03/31/2009	*of which included in equity* 12/31/2008	*of which included in equity* 03/31/2009
Other non-current liabilities	64	29	93	0	0
Non-current derivatives	4	13	17	4	17
Total other non-current liabilities	**68**	**42**	**110**	4	17

The rise of 13 million euro in non-current derivatives is connected to the adjustment to the fair value in the period under review.

CURRENT LIABILITIES

23) Trade payables and other current liabilities

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 03/31/2009
Advances	11	(1)	10
Trade payables	1,130	(192)	938
Trade payables to related parties	45	(3)	42
- *subsidiaries*			
- *parent companies*	*10*	2	12
- *associates*	*35*	(5)	30
- *other related parties*			
Total trade payables	**1,186**	**(196)**	**990**
Payables to social security institutions	34	(12)	22
Other current liabilities	393	132	525
Current derivatives	80	(10)	70
Total other current liabilities	**507**	**110**	**617**
Total	**1,693**	**(86)**	**1,607**

Trade payables and other current liabilities amount to 1,607 million euro (1.693 million euro at December 31, 2008) and show a decrease of 86 million euro, deriving from the opposite effect of the decrease in trade payables and the rise in other current liabilities.

24) Current financial liabilities

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 03/31/2009	*of which included in equity*	
				12/31/2008	*03/31/2009*
Due to banks	373	(67)	306	*373*	*306*
Due to other providers of finance	43	2	45	*43*	*45*
Finance lease payables	29	(23)	6	*29*	*6*
Financial payables to related parties	1	1	2	*1*	*2*
Financial payables to subsidiaries held for sale	3	-	3	*3*	*3*
Total	**449**	**(87)**	**362**	***449***	***362***

Short-term financial liabilities amount to 362 million euro (449 million euro at December 31, 2008) for a decrease of 87 million euro relating principally to a decline in amounts due to banks thanks to a reduction in net debt and a fall in leases payable.

25) Tax liabilities

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 03/31/2009
Tax liabilities	38	141	179

Taxes payable amount to 179 million euro (38 million euro at December 31, 2008) and changes for the period increase by 141 million euro and include the amount payable to the tax authorities for the recovery of the so-called "State Aid" (Taxes of the years 1996-1999) relating to the former AEM S.p.A. and ASM S.p.A. as explained in the paragraph on the "EC infringement procedure".

26) LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 03/31/2009
Liabilities directly associated with non-current assets held for sale	3		3

At March 31, 2009 this caption is unchanged and refers exclusively to the Ecodeco Group in connection with liabilities relating to certain businesses that are held for sale

27) NET DEBT
(Pursuant to CONSOB Communication no. DEM/6064293 of July 28 2006)

The following table gives details of net financial debt:

(in millions of euro)	Notes	03/31/2009	12/31/2008
Bonds - non-current portion	18	1,106	1,104
Bank loans - non-current portion	18	1,847	1,900
Amounts due to other providers of finance - non-current portion	18	148	148
Finance leases - non-current portion	18	41	44
Other non-current liabilities	22	17	4
Total medium/long-term debt		**3,159**	**3,200**
Non-current financial assets to related parties	3	(2)	(1)
Other non-current assets	5	(38)	(40)
Medium/long-term loans		**(40)**	**(41)**
Total net non-current debt		***3,119***	***3,159***
Bank loans - current portion	24	306	373
Amounts due to other providers of finance - current portion	24	45	43
Finance leases - current portion	24	6	29
Current financial liabilities to related parties	24	2	1
Financial payables to companies held for sale	24	3	3
Total short-term debt		**362**	**449**
Other current financial assets	9	(2)	(1)
Current financial assets to related parties	9	(37)	(33)
Financial receivables in assets held for sale	12	(3)	(3)
Total short-term financial receivables		**(42)**	**(37)**
Cash and cash equivalents	11	(88)	(87)
Total net current debt		***232***	***325***
Net debt		***3,351***	***3,484***

NOTES TO THE STATEMENT OF INCOME ITEMS

Changes compared with March 31, 2008 - Restated:

- Due to the acquisition of.98.08% of A2A Coriance SAS which holds 100% of.Coriance SAS, on July 31, 2008, the Coriance Group SAS, previously controlled by the Cofatech Group, has been included in the scope of consolidation. This interim report shows the line-by-line consolidation of the income statement for the period January 1, 2009-March 31 2009. The initial accounting for the combination of Coriance S.a.s. with the A2A Group became definitive at the end of 2008.
- Thanks to the purchase on January 15, 2009, of 90% of the investment in Aspem S.p.A., which operates in the public services segment in the city of Varese and in other municipalities of the province of Varese and which controls 100% of Aspem Energia S.r.l., 90% of Varese Risorse S.p.A. and 12.5% of Prealpi Servizi S.p.A., the results for the period January 1, 2009 - March 31, 2009 and of the balance sheet at March 31, 2009 have been fully consolidated, allocating 10% of these results to minority interests. Initial accounting for the combination of Aspem has so far been carried out only on a provisional basis. The Purchase Price Allocation following the acquisition of the Aspem Group is expected to be completed by the end of 2009.
- Thanks to the agreement reached with SEA S.p.A. for the sale/purchase of 49% of the investment held in Malpensa di Energia by A2A S.p.A., as illustrated in paragraph "Significant events during the period", subject to authorisation by the Competition Authority, the investment in Malpensa di Energia S.r.l. has been consolidated according with IFRS 5.

28) REVENUES

Revenues at March 31, 2009 amount to 1,896 million euro (1.665 million euro at March 31, 2008) and show an increase of 231 million euro. The breakdown of the more important revenue items is as follows:

REVENUES (millions of euro)	**03/31/2009**	**03/31/2008** ***Restated***
Revenues from sales	*1,676*	*1,464*
Revenues from services	*196*	*163*
Total revenues from sales and services	**1,872**	**1,627**
Other operating income	24	38
Total revenues	**1,896**	**1,665**

Revenues from sales and service amount to 1,872 million euro (1,627 million euro at March 31, 2008), and show an increase of 245 million euro, attributable for 64 million euro to the change in the scope of consolidation, and for 181 million euro to higher revenues contributed mainly by the "energy" and "heat" sectors.

Other operating income amounts to 24 million euro (38 million euro at December 31, 2008) and shows an increase of 14 million euro.

The main items are as follows:

(millions of euro)	03/31/2009	03/31/2008 *Restated*
Sale and distribution of electricity	*863*	*918*
Sale and distribution of gas	*641*	*450*
Sale of heat	*93*	*60*
Water and utilities sold to civil customers	*14*	*12*
Hedging income on operating derivatives	-	*14*
Hedging charges on operating derivatives	*(11)*	-
Other operating income from electricity markets	*14*	-
Sales of certificates and emission rights	*57*	*1*
Connection contributions	*5*	*9*
Total revenues from sales	**1,676**	**1,464**
Services to customers	*196*	*163*
Total revenues from services	**196**	**163**
Other operating income	**24**	**38**
Total revenues	**1,896**	**1,665**

29) OPERATING EXPENSES

The operating expenses at March 31, 2009 amount to 1,423 million euro (1.238 million euro at March 31, 2008) and show an increase of 185 million euro. The main items in this caption are exposed on below.

OPERATING COSTS (millions of euro)	03/31/2009	03/31/2008 *Restated*
Raw materials and consumables used	*1,179*	*980*
Services	*178*	*190*
Total expenses for raw materials and services	**1,357**	**1,170**
Other operating expenses	**66**	**68**
Total operating expenses	**1,423**	**1,238**

The expenses for purchases of raw materials and services amount to 1,357 million euro (1,170 million euro at March 31, 2008) and show an increase of 187 million euro.
This increase is due to higher expenses for the purchase of raw and consumable materials, 199 million euro, mainly related to higher quantity of power and fuel purchased and to higher expenses for services used, 12 million euro, related to electricity delivering and transmission charges, subcontracted work and various services.

The larger items are as follows:

(millions of euro)	03/31/2009	03/31/2008 *Restated*
Purchases of power and fuel	920	837
Purchases of materials	21	19
Hedging charges on operating derivatives	4	1
Hedging income on operating derivatives	(16)	
Other operating expenses from transactions on electricity markets	62	33
Purchases of certificates and emission rights	*34*	
Total raw materials and consumables used	**1,025**	**890**
Electricity delivering and transmission charges	74	69
Subcontracted work	33	44
Services	71	77
Total services used	**178**	**190**
Change in inventories of fuels and materials	154	90
Total expenses for raw materials and services	**1,357**	**1,170**
Other operating expenses	**66**	**68**
Total operating expenses	**1,423**	**1,238**

30) LABOUR COSTS

At March 31, 2009 labour costs, net of capitalised expenses, come to a total of 122 million euro (110 million euro at March 31, 2008), and increase by 12 million euro. The main items in this caption are commented on below:

LABOUR COSTS (millions of euro)	03/31/2009	03/31/2008 *Restated*
Wages and salaries	80	71
Social security charges	29	26
Severance indemnities	5	5
Retirement benefits and similar provisions	1	1
Other costs	7	7
Total labour costs	**122**	**110**

The average number of people working for the A2A Group at March 31, 2009 was 8,904 (8,638 at March 31, 2008). The increase in labour cost mainly derives from the increase in the average number of people working for the Group as a result of the merger, which took effect from January 1, 2009 of the Aspem Group and of the Coriance Group, from the third quarter of 2008, and from the contractual increases and obligatory contributions from January 1, 2009.

31) GROSS OPERATING INCOME - EBITDA

In consideration of the above, consolidated gross operating income at March 31, 2009 comes to 351 million euro (317 million euro at March 31, 2008).

32) DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS

Depreciation, amortization, provisions and write-downs at March 31, 2009 amount to 91 million euro (84 million euro at March 31, 2008) and increase by 7 million euro. The main items in this caption are commented on below:

DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS (millions of euro)	**03/31/2009**	**03/31/2008** ***Restated***
Amortization of intangible assets	4	4
Depreciation of property, plant and equipment, of which:	78	71
- 1. ordinary depreciation	64	57
- 2. depreciation of freely transferable assets	14	14
Total depreciation and amortization	**82**	**75**
Provisions for risks and charges	4	6
Write-downs of receivables included among current assets and liquid funds	5	3
Total depreciation, amortization, provisions and write-downs	**91**	**84**

Amortization and depreciation come to 82 million euro (75 million euro at March 31, 2008) and report an increase of 7 million euro attributable solely to depreciation, due to the change in the scope of consolidation and start-up of the Gissi thermoelectric plant during the period under review.

Write-downs of receivables amount to 5 million euro (3 million euro at March 31, 2008), for an increase of 2 million euro. This variance is mainly due to deterioration in certain debtor situations.

Provisions for risks and charges at March 31, 2009 amount to 4 million euro (6 million euro at December 31, 2008) and relate to disputes with social security entities and local authorities, as well as outstanding lawsuits with third parties and personnel.

33) NET OPERATING INCOME - EBIT

Net operating income amounts to 260 million euro (233 million euro at March 31, 2008).

34) FINANCIAL BALANCE

Net financial balance amount to - 52 million euro (compared with -32 million euro at December 31, 2008), and report an increase of 20 million euro.
The more significant items are reported below:

FINANCIAL BALANCE (millions of euro)	**03/31/2009**	**03/31/2008** ***Restated***
Financial income	8	13
Financial expenses	72	57

Affiliates	12	12
TOTAL FINANCIAL BALANCE	**(52)**	**(32)**

Financial income amounts to 8 million euro (13 million euro at March 31, 2008) and shows a decrease of 5 million euro of which:

- 3 million euro resulting from gains on financial derivatives. At March 31, 2009, this caption amounts to 6 million euro (9 million euro at December 31, 2008);
- 2 million euro deriving from income from receivables and securities booked under current assets which at March 31, 2008 came at 4 million euro.

Financial expenses amount to 72 million euro and show an increase of 15 million euro compared with March 31, 2008, attributable mainly to:

- 24 million euro growth in financial expenses, for interest on the tax payment notices concerning the recovery of the so-called State Aid relating to the tax moratorium for the years 1996 to 1999 of the former AEM S.p.A. and the former ASM S.p.A. For more information read paragraph "EC infringement procedure";
- 3 million euro of the decrease in charges on financial derivatives which at March 31, 2009 show a balance of 11 million euro (14 million euro at March 31, 2008);
- 6 million euro of lower financial expenses on amounts due to banks.

The decrease in net financial expenses, without considering the effect of interest expense on the above mentioned tax payment notices, is mainly caused by the reduction in interest rates even if applied to a higher average Group net debt in the first quarter of 2009 compared with the first quarter of 2008.

Affiliates are unchanged and at March 31, 2009 amount to 12 million euro.

A reminder that this caption includes the valuations at equity of the investments in the Group's associates, the main ones being in Edipower S.p.A., Transalpina di Energia S.r.l., Ergon Energia S.r.l., ACSM-AGAM, Trentino Servizi S.p.A. and Metroweb S.p.A.

35) OTHER NON-OPERATING EXPENSES

At March 31, 2009 this amounts to 40 million euro (zero balance at March 31, 2008) and refers entirely to the recovery of the principal of the so-called "State Aid" from the former AEM S.p.A. and ASM S.p.A. (taxes for the years from 1996 to 1999). For further information please read the section entitled "EC infringement procedure".

Note that this item refers to non-recurring expenses not directly relating to the Group's industrial or financial operations.

36) INCOME TAXES

Income taxes (millions of euro)	03/31/2009	03/31/2008 *Restated*
Current taxes	74	75
Deferred tax assets	3	(7)
Deferred tax liabilities	(7)	(2)
Total income taxes	**70**	**66**

Income taxes for the period are calculated as follows, based on current accounting principles and consolidation policies:

- current taxes for the period (IRES and IRAP) of 74 million euro;
- deferred tax assets for 3 million euro;
- deferred tax liabilities for -7 million euro.

Note that income taxes at March 31, 2009 have been calculated taking into account the effect of the rules introduced by Law 112 of June 25, 2008, which brought in a 5.5% surtax for companies operating in the production and sale of gas and electricity. These provisions, which concerned certain Group companies (including the parent company A2A S.p.A.), involved a current IRES surcharge of 5 million euro with respect to the first quarter of 2008.

37) NET RESULT OF NON-CURRENT ASSETS AVAILABLE FOR SALE

At March 31, 2009 this caption is positive for 1 million euro and refers to the valuation of the investment held in Malpensa di Energia S.r.l., while the valuation of the investment in E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.) did not have any effect.

38) GROUP NET INCOME FOR THE PERIOD

The Group net income, net of minority interests of 7 million euro (6 million euro at March 31, 2008), amounts to 92 million euro (129 million euro at March 31, 2008).

39) EARNINGS PER SHARE

January 1, 2008 March 31, 2008 Restated		January 1, 2009 March 31, 2009
	Earnings per share (in euro)	
0.0417	- basic	0.0296
0.0417	- basic, from operating activities	0.0293
0.0417	- diluted	0.0296
0.0417	- diluted, from operating activities	0.0293
	Weighted average number of shares in circulation for the calculation of earnings (loss) per share	
3,093,712,185	- basic	3,105,987,668
3,093,712,185	- diluted	3,105,987,668

GUARANTEES AND COMMITMENTS WITH THIRD PARTIES

(in millions of euro)	03/31/2009	12/31/2008
Guarantee deposits received	379	376
Guarantees given	1,460	1,387

Guarantee deposits received

The guarantees deposited by subcontractors and guarantees issued by credit institutions to ensure proper execution of work amount to 379 million euro (376 million euro at December 31, 2008).

Guarantees and commitments with third parties

These amount to 1,460 million euro (1.387 million euro at December 31, 2008) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.

Secured guarantees given

Note that the investment in Metroweb S.p.A. and the convertible bond loan issued by Metroweb S.p.A. of the nominal value of 24 million euro, and held by A2A S.p.A. have been pledged to the banks that finance Metroweb S.p.A.
Note that the Edipower shares owned by A2A S.p.A. (book value 398 million euro) have been given in pledge to a *pool* of banks for the loans granted by them.
At December 31, 2009 the Ecodeco Group has given secured guarantees to third parties for 1.5 million euro in the form of pledges on quotas of subsidiaries (S.r.l.).

Other commitments and risks

In the field of natural gas import contracts of Plurigas S.p.A. there are "take or pay" clauses which envisage an obligation for the buyer to pay for the quantity not withdrawn compared with a set threshold if the non-withdrawals are due to causes not foreseen in the contract, except for the possibility during the course of the contract to recover at certain conditions the volume already partially paid for but not withdrawn.

Guarantees given from A2A S.p.A. in the interest of companies of the Ecodeco Group

At December 31, 2009 they amount to 5.6 million euro and relate principally to guarantees given in favour of the Tax Authorities for VAT credits pertaining to 2006 and 2007.

Group companies hold under concession third party assets worth 147 million euro.

OTHER INFORMATION

1) SIGNIFICANT EVENTS AFTER MARCH 31, 2009

The description of events is included in the report on operations.

2) INFORMATION ON TREASURY SHARES

At March 31, 2009 A2A S.p.A. held 26,917,609 treasury shares, equal to 0.859% of the share capital which consists of 3,132,905,277 shares. At the date of the interim report no treasury shares were held through subsidiaries, finance companies or nominees. During the period under review 20,517,241 shares have been sold for the acquisition of 90% of ASPEM S.p.A. on January 15, 2009.

3) INFORMATION ON NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (IFRS 5)

At March 31, 2009 "Non-current assets held for sale" and "Liabilities directly related to non-current assets held for sale" include figures deriving from consolidation of the Ecodeco Group, in particular the assets belonging to certain businesses held for sale and the reclassified investment in E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.) and in Malpensa di Energia S.r.l. For further information, see balance sheet note 12.

Following the decision taken in 2008 to apply IFRS 5 to the investment in E.ON Produzione S.p.A. from January 1, 2008, the Company has prepared a restated version of the interim report on operations at March 31, 2008, which involved making an adjustment of 14 million euro to the revaluation of this investment booked to an equity reserve.

The following is information on the key balance sheet and income statement figures for the businesses concerned.

FIGURES AT MARCH 31, 2009

Assets and liabilities of companies held for sale (in millions of euro)	**Ecodeco Group**	**E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.)** (Figures relate to 20%)	**Malpensa di Energia S.r.l.**	**Total**
Non-current assets	-	689	5	694
Current assets	3	-	-	3
Total assets	**3**	**689**	**5**	**697**
Non-current liabilities	-	-	-	-
Current liabilities	3	-	-	3
Total liabilities	**3**	**-**	**-**	**3**

4) *UPDATE OF GROUP'S MAIN LEGAL AND TAX DISPUTES STILL PENDING*

EC infringement procedure

On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under art. 3.70 of Law 549/95 and art. 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under art. 9-bis of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid which is banned by art. 87.1 of the EC Treaty.

On the other hand, the Commission did not consider the tax exemption on the transfers under art. 3.69 of Law 549/95 as State aid.

This decision was notified on 7 June 2002 to the Italian State, which impugned it before the Court of Justice. Subsequently, by order of the Court of Justice dated June 8, 2004, the case was transferred to the Court of First Instance with reference number T-222/04, following the enlargement of that court's functions based on the Treaty of Nice.

In July 2002, the decision was subsequently communicated by the Commission to the companies, which impugned it before the Court of First Instance of the European Community on September 30, 2002, pursuant to art. 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.

The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.

The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.

On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies with a public-sector majority that

have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e Prestiti during the years under consideration.

The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Senate on April 13, 2005 (art. 27, Law 62 of April 18, 2005). The measure envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by art. 1.133 of Law 266 of March 23, 2006 (Budget Law 2006).
Subsequently, following Italy's condemnation by the Court of Justice for the delay in recovering the "aid" (Sentence June 1, 2006, lawsuit C – 207/05), with Decree 10 of February 15, 2007 (converted into Law 46 of April 6, 2007), further amendments were made to the existing recovery procedures.

In the second two month-period of 2007, the Tax Authorities sent notice to AEM S.p.A. and ASM S.p.A. in a "communication-injunction" based on Decree Law 10/2007 in connection with the alleged State aid enjoyed during the moratorium periods. On April 30, 2009, as explained in greater detail below, the Tax Office notified five assessments in connection with the position of the former AEM S.p.A. and ASM S.p.A. pursuant to art. 27, Decree no. 185 of November 29, 2008, converted with amendments into Law no. 2 of January 28, 2009, for an amount of around 65 million euro, including interest.

In this connection, it should be noted that art. 24 mentioned above introduced new instructions regarding the recovery of the aid equivalent to the unpaid taxes and related interest as a result of applying the tax exemption regime foreseen in arts. 3.79 of Law 549 and art. 66.14 of Decree Law no. 331 of August 30, 1993, converted with amendments by Law no. 427 of October 29, 1993; again, this is to implement Decision 2003/193/CE of the European Commission.
Based on this measure and on subsequent amendments, the recovery is implemented by the Tax Authorities by means of a tax assessment by December 31, 2009, taking into account the amounts already paid pursuant to art. 1.2, Decree 10 of February 15, 2007, converted with amendments by Law 46 of April 6, 2007. There is no provision for the payment to be postponed or suspended.

Guidelines for recovery are available in the Agenda of the Chamber of Deputies no. 9/01972/071, approved at the session held on January 14, 2009. In the guideline, it is explained that the recovery "cannot take the form of a simple tax assessment, without any specific criteria; instead, it has to determine if and how much aid has to be recovered, clarifying in particular that it is recoverable only if actually enjoyed and verifying case by case whether the company has effectively made use of illegitimate state aid that has altered the principles of free competition and companies' freedom of establishment". In line with this concept, "those resources that have already been involved in forms of reimbursement" have to be considered "excluded from the recovery measure".

In this connection, it should be noted that the regulation mentioned here does not constitute new and greater obligations of reimbursement of state aid by the Company; it merely integrates the powers of assessment of the aid to be reimbursed by those who have made use of such aid and have not yet repaid it. In exercising these powers, the Tax Authorities still have to identify a specific case of illegitimate state aid effectively enjoyed and not yet reimbursed.

Given that the lawsuits involving to the merging company AEM S.p.A. (now A2A S.p.A.) and the merged company ASM S.p.A. are already the subject of separate proceedings at the Court of First Instance of the European Community and a different position in relation to the "communication-injunction", we will explain the two situations separately so that they are easier to understand.

Former AEM S.p.A. (now A2A S.p.A.)

In the proceedings taken by AEM S.p.A., on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.
On March 15, 2006 AEM deposited a brief in response to the judgement pending before the Court of first instance. The written phase of the judgement has therefore been concluded. On February 28, 2008, the Court of First Instance communicated to AEM its intention to combine (only for the oral phase) the various lawsuits being brought by AEM, Confservizi, other prevalently public-sector companies and by the Italian Government, asking for their opinions. On March 6, 2008 AEM communicated to the Court that it would welcome such a move to combine the various lawsuits. It would appear that the other plaintiffs are also in favour. On April 16 2008, the final hearing took place before the Court of First Instance.
With reference to art. 27 of Law 62 of April 18 2005, AEM S.p.A. has punctually complied with the obligations that the former municipal utilities have been subjected to as laid down in the recovery regulations and related implementation instructions.
On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with art. 27 of Law 62.
The visit was merely to ascertain the amount of any taxes that are to be reimbursed, to be followed by their definitive liquidation. AEM S.p.A. has given the inspectors an ample statement on how the tax returns were compiled. If all possible forms of legal protection fail, it is reasonable to assume that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, according to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.
Talking of which, AEM's appeal explains how the Company operated during the 1996-1999 period, the one under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM S.p.A. did not take part in any tender to be entrusted the service.
In light of the uncertainty regarding the outcome of the appeals launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to December 31, 2006. Because of these same conditions of uncertainty, it is currently impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this Decision.
It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.
AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.

On March 30, 2007, the Milan Tax Office notified four assessments, or "communication-injunctions" under Decree Law 10/2007, relating to the aid alleged to have been used during the periods 1996, 1997, 1998 and 1999.
The sums requested in these assessments come to a total, including interest, of 4.9 million euro and are based on the Company's own declaration in July 2005, except as regards the derecognition of the effects of accepting the so-called "tombstone" tax amnesty under Law no. 289/2002; the related interest has also been calculated.
Based on the provisions of Decree Law 10/2007, the sums thus calculated and not paid have to be forcibly collected by including them in the tax roll; the rules do not permit any extended payment terms or suspensions, not even in the case of impugnment.
Having taken note of these communications, and considered Decree Law 10/2007 and related conversion law and checked that the amounts requested agree with those originally declared, the Company decided on April 27, 2007 to pay.

As a result of the above, the amounts paid have been included in the 2007 accounts under "Financial expenses" and "Other non-operating costs".
In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments - together with those presented by the other former municipal utilities and by the Italian Government - have been examined in terms of merit on April 16, 2008, before the Court of First Instance of the European Community. The decision will be announced on June 11, 2009. If the actions taken before the European Court of Justice are successful, the amounts paid by the Company ought to be reimbursed, as the assumption of recovery is no longer valid.
The Company thought it best to appeal against any such decisions in the fiscal courts.
The Provincial Tax Commission of Milan - Section 21, rejected the proposed appeals with sentence no. 8 of January 25, 2008. The sentence that establishes the amount of the recoverable aid is now definitive.

On April 30, 2009 A2A S.p.A. received 3 notices, based on art. 24 of D.L. 185/2008, from the Tax Office that they had instructions to recover the alleged "State Aid" enjoyed during the period 1996-1999 by the former AEM, which has since been declared in conflict with EC regulations

Former ASM S.p.A. (from January 1, 2008 absorbed into A2A S.p.A.)
As regards ASM's position, while we are waiting for the outcome of the appeals to the Court of First Instance in Luxembourg, presented for ourselves on January 2, 2003 and *ad adiuvandum* for AEM S.p.A. and AMGA S.p.A., we felt that the European Commission's decision 2003/293/CE could not be applied to it because of the particular nature of its situation: during the period under consideration, the services provided by ASM in its areas of operations were not open to the market and to free competition.
On January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. ASM S.p.A. promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.
On February 28, 2008, the Court of First Instance communicated to ASM its intention to combine (only for the oral phase) the various lawsuits being brought by ASM, Confservizi, other prevalently public-sector companies and by the Italian Government, asking for their opinions. ASM communicated to the Court that it would welcome such a move to combine the various lawsuits.
On April 16 2008, the final hearing took place before the Court of First Instance.
The companies of the ASM Group involved in the recovery procedure (ASM, also on behalf of BAS and ASVT), in accordance with the request contained in art. 27 of Law 62 of April 18, 2005, sent the declaration required by art. 27 of the said law for each of the periods affected by the tax moratorium.
As regards the positions of BAS Bergamo, which was merged with effect from May 18, 2005, and ASVT, during the years when the moratorium was operative, these companies had a negative taxable income, so it is probable that no tax will be due.
In April 2007, ASM was notified the communication-injunction under art. 1 of Decree Law 10/2007 by the Brescia Tax Office for the periods 1998 and 1999.
Based on the opinion of its own tax consultants and experts in EC law, ASM pointed out to the Brescia Tax Office that the communication-injunction that it had received was contrary to the provisions of this decree both in content and in amount.
At the same time, ASM appealed to the Brescia Court for this injunction to be declared null and void; it also asked for a court order suspending payment.
On May 23 the Tax Office acknowledged that ASM's arguments were correct and cancelled the communication-injunction.
In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments - together with those presented by the other former municipal utilities and by the Italian Government - have been examined in terms of merit on April 16, 2008, before the Court of First Instance of the European Community. The decision will be announced on June 11, 2009.

In light of the uncertainty regarding the outcome of the recourses launched by the Italian State and by ASM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to now.
In any case, the suit against the Tax Office is still pending before the Brescia Court while we await the sentence that will be issued by the Court of First Instance of the European Community. We would point out that the Shareholders' Meeting of ASM has already passed a resolution, while waiting for the question to be decided, to consider a portion of the free reserves formed during the period of the "tax moratorium", namely 13 million euro, are no longer distributable to the shareholders.

On April 30, 2009 A2A S.p.A. received 2 notices, based on art. 24 of D.L. 185/2008, from the Tax Office that they had instructions to recover the alleged "State Aid" enjoyed during the period 1996-1999 by the former AEM, which has since been declared in conflict with EC regulations

****

As regards the assessments issued by the Tax Office on April 30, 2009, note that the overall amount requested by way of recovery from both the former AEM S.p.A. and the former ASM S.p.A. amount to around 64.5 million euro, including around 24.3 million euro of interest.

In the income statement at March 31, 2009 the amount of 24.3 million euro of interest has been booked to caption 34) "Financial costs" and the amount of 40 million euro relating to the recovery of taxes for the years 1996-1999 has been booked to caption 35) "Other non-operating costs".

Based on current law, the amount requested has to be paid within thirty days of being notified.
A2A paid on May 8, 2009.

ACEA S.p.A / AEM (now A2A S.p.A.)

With writ served on August 1, 2006, ACEA S.p.A. summoned EDF (Electricité de France S.A.) and AEM S.p.A. (now A2A S.p.A.) to appear before the Rome Court on March 15, 2007 to ascertain whether AEM and EDF (and/or their subsidiaries) had exceeded the maximum limit of 30% set by DPCM (Prime Minister's Decree) of November 8, 2000 for public entities' participation in the share capital of the GenCo "Eurogen" (subsequently merged and now "Edipower"), thereby carrying out an illicit act that could be considered unfair competition vis-à-vis ACEA, which complied with the said limit in its participation in the share capital of the GenCo "Interpower". Once this had been ascertained, ACEA asked for AEM and EDF to be sentenced (a) to pay compensation for the damages suffered by ACEA as a result of the unfair competition on the part of EDF and AEM, and (b) to sell their participations in Edipower so as to reduce them to the maximum limit of 30%. Lastly, ACEA asked for AEM and EDF to be prevented from withdrawing and/or using the electricity in excess of the permitted 30% limit and for the sentence to be published in the main Italian daily newspapers.

The plaintiff has also summoned the following companies, though without asking them specific questions: WGRM Holding S.p.A., Delmi S.p.A., Edipower S.p.A., Edison S.p.A., AEM Torino S.p.A., ATEL, Transalpina di Energia S.r.l., Italenergia BIS S.p.A.

In the summons, ACEA submitted that – in implementation of the "Bersani Decree" – Enel had to transfer around 15,000 MW of its own installed power to three distinct GenCo's set up specifically for this purpose. These three GenCos are called "Eurogen" (now Edipower), "Elettrogen" and "Interpower". The DPCM of November 8, 2000 subsequently laid down that for a period of 5 years, the share capital of these GenCos could be held by public entities, including business entities, or by Italian or foreign public enterprises to an extent not in excess of 30%.

In March 2002, Eurogen, i.e. the second GenCo, was bought – continues ACEA – by the Edipower consortium, made up among others by AEM and Edison S.p.A., and after its merger with Edipower, it took on the name "Edipower".

According to ACEA, in the case of Edipower the maximum limit of 30% had been amply exceeded by AEM and EDF, both entities that - in ACEA's opinion - should be considered "public" as EDF is wholly owned by the French State and AEM is controlled by the Municipality of Milan. According to ACEA, the share capital of Edipower suffers from the interference of an overall public shareholding on the part of AEM and EDF, also through their joint control of Edison S.p.A., in excess of the maximum limit of 30% established by the DPCM of November 8, 2000. This situation – ACEA adds – was also pointed out by the Competition Authority, which issued a report on the matter in accordance with arts. 21 and 22 of Law 287/1990 on July 7, 2006.

Having said this, ACEA also made the point that AEM and EDF were its competitors, operating in the same electricity market, emphasising that the fact that AEM and EDF had exceeded the 30% limit for holdings in GenCos, also through Edison S.p.A., gave them an illicit competitive advantage over ACEA, which, being controlled by the Municipality of Rome, had always complied with its obligations under the DPCM of November 2000, including that regarding participations in another GenCo. This competitive advantage, which derives from the fact that it has a higher market share than the law permits, was the result of conduct on the part of AEM and EDF which - in ACEA's opinion - qualified as unfair competition in accordance with art. 2598.3 of the Italian Civil Code or, in any case, as an illicit act according to art. 2043 of the Italian Civil Code.

Lastly, ACEA preannounced, but for the moment has not proposed, requests to the Court for suitable measures to anticipate the effects of the future sentence.

In an autonomous intervention during the court case, Endesa Italia S.p.A. substantially reiterated the plaintiff's questions to the defendants. However, Endesa's intervention statement, which was filed at the Milan Court in January 2007, has still not been communicated or notified to the defendants.

On May 4, 2007, the defendants AEM and EDF decided to take legal action together with some of the other companies mentioned above as co-defendants.

To start with, AEM raised two objections regarding the jurisdiction and territorial incompetence of the Rome Court.

In this regard, AEM maintained above all the lack of foundation of the plaintiff's argument, according to which AEM allegedly had a stake in a GenCo's capital of more than 30%, thereby exceeding the threshold established by the DPCM of November 8, 2000 (the "DPCM."). This argument does not correspond to the truth because AEM maintained its 16% interest, and this circumstance was not altered by its indirect investment in Edison, which is a total separate legal entity from AEM.

AEM then affirmed that it was impossible to even imagine a violation of the DPCM by AEM, as this decree is not legislative or regulatory in character. Given that the DPCM is merely an administrative deed, not a legislative one, this explains the effects and provisions that are only binding on its specific target, namely the subject responsible for disposing of the GenCos (Enel) and not on any of the other entities taking part in the disposal procedure. The Edipower consortium and, in turn, its shareholders took on contractual obligations vis-à-vis Enel (and the Ministry) and only them; but this cannot give rise to a violation of the DPCM, so there cannot be grounds for claims on the part of third parties against AEM regarding the provisions of the decree.

AEM did not commit any violation of the competition rules, nor any breach of contract as per art. 2043 of the Italian Civil Code as the deed being contested by the plaintiff (indirect acquisition of an investment in Edison) in it does not constitute an illegal act, as the shares were bought on the Stock Exchange at the current market price in accordance with sector regulations. This deed does not in any case constitute an illicit act again the competition rules, also because it did not give rise to a competitive advantage for AEM, nor to a competitive disadvantage for ACEA. In particular, AEM has contested the plaintiff's arguments, maintaining that the change in Edison's shareholder structure did not in any way translate into a real competitive advantage, nor did it entail any change in its availability of energy resources deriving from the plants of the GenCo Edipower; In fact, AEM currently has the same energy availability, in terms of both production and sales, that it had at the time that it joined the Edipower consortium, so it is totally wrong to talk about competitive imbalance caused by the indirect acquisition of the investment in Edison.

As regards the alleged damages suffered by ACEA, for which ACEA has claimed compensation, it turns out that the damage to its equity which the plaintiff claims to have suffered cannot be attributed to AEM even in the abstract, as what the plaintiff is complaining about in the end of the day is that it cannot have higher stakes in the GenCos; but it cannot accuse AEM for this, given that it has no responsibility whatsoever for this situation. The truth is that the plaintiff is now claiming, illegitimately, to pass on to its competitors, AEM and EDF, the allegedly damaging effects of the provisions contained in the DPCM. In any case, the items of damage mentioned by the counterparty are obviously vague and without any element of proof to back them up.

Lastly, AEM has contested ACEA's request to condemn EDF and AEM to sell their investments to reduce them in total to under the 30% threshold and to prevent AEM and EDF from withdrawing and/or using the electricity in excess of the permitted 30% limit; these requests are to be considered null and void as the object is excessively generic and vague; in any case, they are inadmissible as five years have nearly passed from the date of disposal of the GenCo, 5 years being the period that the DPCM applied the 30% limit. Once this five year period is over, no illicit situation can exist, which means that the case can only revolve around a question of compensation for damages.

As for Endesa's intervention, AEM contested that its appearance was contrary to legal procedure and therefore inadmissible; subordinately, it asked the Judge to grant the terms foreseen in art. 163 bis of the Code of Civil Procedure to permit an adequate response, adjourning the first hearing. At the first hearing on May 24, 2007, the Judge allowed the defendants to file a reply to the statement made by Endesa; AEM filed its reply on October 4, 2007.

Proceedings were then adjourned to be discussed at the hearing on October 24, 2007. After this hearing, the Judge granted the parties the legal period to deposit their statements in accordance with 183.6 of the Code of Civil Procedure and scheduled the next hearing for June 26, 2008, during which the case was adjourned for discussion on November 6 2008. Note that the hearing was first adjourned by the Honorary Judge to March 19, 2009 and then to January 21, 2010, given that no Judge had yet been allocated to the case.

Consul Latina S.r.l. / BAS S.p.A. (now A2A S.p.A.)

The purchase of the investment in HISA by BAS was made through a local consultant called Consul Latina. Given that the wording of the contract was not totally clear and the fact that BAS on its own did not buy 100% of HISA, BAS did not pay the fee owing to Consul Latina, which duly sued it for payment in 1998. The lawsuit is still in underway with various procedural objections, some recent, such as the fact that on March 7, 2007 all court proceedings after May 18, 2005 were declared null and void for lack of right of attorney. This problem was subsequently resolved.

At the appeal EXP 82218, Sentence 3697/3000 of May 9, 2008 Consul Latina c/ BAS, S/Sumario is the sentence in the appeal by Consul Latina to have sentence 3194/3196 overturned: the question relates to the delay with which BAS filed documents in 2008; based on this delay, Consul Latina claims that subsequent court activities should be declared null and void for lack of legitimacy of the lawyers; it is also claiming damages; the court refused all of these claims, recognising that ASM took over from BAS.

In the appeal EXP 90779, Sentence 5317534 of May 20, 2008 HISA c/ Consul Latina c/BAS S/Terceria is the sentence in the appeal by Consul Latina to impugn decision no. 426/428: the question relates to the lack of legitimacy on the part of De Florio, the lawyer, at the hearing held in August 2005 because of the merger of BAS with ASM. The Judge rejected the appeal.

On November 10, 2008, Consul Latina tried to launch a new appeal against BAS EXP 095148 Consul Latina c/BAS s/Diligencia Preliminar with which it wanted information regarding Enerfin S.r.l. in liquidation as it wanted to know whether ASM was still a shareholder and if it wanted to sell, at what price. The lawyer has informed us that the way in which Consul Latina notified this request was considered inadequate by the Court.

According to Consul Latina, the amount payable on May 10, 2007 was $ 1,872,000 calculated on a principal of $ 720,000 plus interest of 1% from April 1999.

ENEL / AEM Elettricità (a subsidiary of A2A S.p.A.)

With a writ served in 2001, ENEL requested annulment of the decision made by the Board of Arbitrators appointed in accordance with Decree 79 of March 16, 1999 (the so-called "Bersani Decree"), which set at Lire 820 billion the price to be paid to ENEL for the sale to AEM Elettricità S.p.A. of the power distribution business in Milan and Rozzano. AEM Elettricità asked for ENEL's request to be rejected, as the arbitrators' decision could not be considered manifestly unfair or erroneous in accordance with art. 1349 of the Italian Civil Code. Moreover, AEM in turn filed a reconventional claim asking for ENEL to be sentenced to pay compensation for the damages caused by the delay with which ENEL implemented the sale of the business as imposed by the law.

In AEM Elettricità's opinion, the judge would only be able to change the arbitrators' decision if it appeared to be "manifestly unfair or erroneous", as confirmed by an expert witness's report which the judge has ordered.

The Court-appointed expert witness carried out a laborious review of the situation, making numerous adjustments, and in the end of the day established a figure of 66 million euro as the higher value of the business, net of the damages that the witness recommended should be awarded to AEM Elettricità.

With a sentence deposited on June 9, 2008, the Milan Court set a new price for the business according to the indications of the expert witness (Lire 990,856,000,000), rejecting the claim for damages made by AEM Elettricità. According to the Court, the difference between the expert witness's valuation and the one carried out by the Board of Experts is such as to make the latter blatantly unfair. In other words, the Judge felt that he could fully trust the conclusions reached by the expert witness appointed by the Court, even though some of the choices made by the expert witness appeared to be the result of exercising in a different way the technical discretion that is inherent in valuations, making assumptions that led to a very different result from the one reached by the Board of Experts. The Judge also based his decision on certain affirmations made by the expert witness regarding the "inappropriateness" of certain parameters used by the Board of Experts. Considering the price established by the Court of Experts to be unfair, the Judge also rejected the claim made by AEM Elettricità for damages caused by the delay in transferring the business. In fact, according to the Judge, ENEL was justified in not transferring the business as the price was unfair.

There are various objections that can be made to this sentence: to start with, we do not agree that the price established by the Board of Experts was affected by errors, nor that it was unfair. The Board consisted of illustrious professors with years of experience in company valuations, so the fact that the Judge simply replaced their calculation with the one performed by the expert witness is totally unsatisfactory. From another point of view, there appears to be no justification for rejecting the request for damages because of the delayed transfer of the business, given that ENEL could quite easily have handed it over - as in fact it did - while at the same time asking for a fairness review of the price set by the Board of Experts.

Counsel has already been instructed to appeal against this sentence.

While preparing the condensed consolidated financial statements, merely for prudence sake, we decided to increase the amount of the goodwill already shown in the balance sheet for the business being transferred by 88 million euro, crediting a provision for risks and charges under liabilities in the balance sheet for the same amount.

A2A has appealed against the Court sentence with a writ served on October 23, 2008; the hearing for the statement of the conclusions is expected on April 5, 2011.

Tax disputes - AMSA S.p.A. (a subsidiary of A2A S.p.A.)

As a result of the report issued by the Fiscal Police following their tax audit at the beginning of 2006 on the VAT situation for the years from 2001 to 2005, the Tax Authorities issued assessments for all of these years against which appeals were duly filed with the Provincial Tax Commission.

On December 17, the scheduled discussion at the Tax Commission on 2001 did not take place as the president of the Commission considered it best that he abstain from the case as he was a public

prosecutor in other legal proceedings involving A2A S.p.A. On January 14, the discussion on 2002 was held, but the sentence still has to be deposited.
On January 27, 2009 a payment request arrived from the tax collection agency relating to 2002, for an amount of 485 thousand euro.
At December 31, 2009, the provision amounts to around 3 million euro, provided for in previous years and not changed since.

AEEG /ASM S.p.A. (now A2A S.p.A.)
The Authority for Electricity and Gas (AEEG) with resolutions 306/06, 307/06, 308/06, 309/06 and 310/06 of December 20, 2006 fined ASM (now absorbed by A2A), Cige (now ASM Reti), Valgas (absorbed by ASM), Sinergia (absorbed by ASM Reti) and Azienda Services Valtrompia in connection with the way that the gas tariff was built up in the event of customers switching provider.

AEEG fined the companies involved a total of 2.1 million euro.
The companies hit by these sanctions paid the amount requested in the first half of 2007 as the Authority's decision was executed, but they appealed to the TAR against the AEEG's lack of motivation and the iniquity of the fine inflicted compared with the amount charged to customers for switching .

The Lombardy TAR with sentence 323/2008 of January 29, 2008, deposited on February 13, 2008, agreed with the motivations adopted by AEEG on the legitimacy of the fine, but considered it excessive, reducing it for all companies to the legal minimum (Euro 25,822.64).
If the TAR's decision is definitively confirmed, the amount that A2A and the other Group companies involved could recover amounts to around Euro 2 million.

Investigation on gas measuring devices
There is a nationwide investigation pending at the Public Prosecutor's Office in Brescia concerning the way that gas consumption is accounted for. The investigation involves, among others, a number of A2A Group companies and some of their directors and managers. The alleged crime is that of fraud, as well as other matters. The investigation was initiated by the Milan Judicial Authority but then transferred to Brescia for a question of territorial jurisdiction.

A2A / Mr. Buzzi
Mr. Buzzi sued AEM S.p.A. before the Milan Court (Investigating Judge, Mr. Consolandi - R.G. 42587/2003), with writ served on May 24, 2001.
Mr. Buzzi impugned before the Milan Court the resolutions by which the shareholders' meeting approved the financial statements and authorised the sale by AEM to e.Biscom S.p.A. of the 30.8% stake then held by AEM in Fastweb S.p.A.; at the same time, AEM bought e.Biscom's 33% interest in Metroweb S.p.A. and subscribed an issue of bonds.
AEM appeared at the hearing on November 19, 2003, filing a defence statement.
The hearing at which the parties made an appearance was held on April 20, 2004, whereas the hearing at which the case was debated was held on November 9, 2004. The parties' legal counsel exchanged statements in accordance with arts. 183.5 and 184 of the Code of Civil Procedure. Mr. Buzzi's counsel asked the Judge to admit evidence from witnesses, to request an expert witness's report and to order the acquisition "of the assessment carried out at the time by Morgan Stanley on the valuation of Fastweb and Metroweb for the purposes of the share exchange between e.Biscom and AEM and collateral transactions and Metroweb's financial statements at December 31, 2002 and December 31, 2003". AEM's legal counsel opposed this and at the hearing of February 28, 2005, the Investigating Judge dismissed Mr. Buzzi's requests. Then, considering that the case was ready for a final decision, he set April 4, 2006 as the date for the hearing at which the conclusions would be heard.

With a sentence filed on June 7, 2007, the Judge of the Milan Court rejected the plaintiff's requests, sentencing him to pay all of the legal expenses.

Mr. Buzzi appealed against this decision by the Court, with a writ served on July 10, 2008. The first hearing of the appeal was scheduled for December 9, 2008; the hearing for the statement of the conclusions has been postponed to April 5, 2011.

Arbitration Ostros Energia s.r.l. / Wind Baltic s.a.

Ostros Energy S.r.l. (hereafter "Ostros") is a company that generates electricity from wind power. It is subject to the management control and coordination of A2A S.p.A., which holds 80% of the share capital, the other 20% being held by Ecovolt S.r.l., a company that is wholly owned by SEGE S.A., a Luxembourg company.

During 2007, Ostros signed a framework agreement (in early January) with Wind Baltic S.A. ("Wind"), a Danish developer, which provides for:

- Ostros to have exclusive rights for a period of 5 years,
- an obligation for Wind to procure for Ostros wind farms for at least 200 MW,
- a right on the part of Ostros to express pre-approval of any projects that Wind would like to develop,
- an obligation on the part of Ostros to buy 80% of the companies with sole authorisation to create the individual wind farms, only on obtaining such authorisation and only under certain defined conditions,
- a right on the part of Wind to remain a shareholder of such companies for the other 20%,
- an obligation on the part of Ostros to finance the development of the projects up to an overall 40% by way of an advance on the purchase price of the investments.

On April 1, 2008, in execution of the Framework Agreement, Ostros expressed its approval of three projects and subsequently paid the invoices issued by Wind for advance payments of 3.6 million euro out of a total of 5.3 million euro.

Subsequently, it emerged that these projects would not have satisfied certain technical parameters (e.g. output of less than 2,000 h/a), so the Board of Directors of Ostros decided to cancel the Framework Agreement, maintaining that serious and substantial changes had been made to the economic and financial conditions that justified resolution of the contract. Moreover, the Board noted that not all of the technical conditions had been confirmed, with particular reference to the windiness and efficiency of the lay-outs.

On April 1, 2009, on the other hand, Wind notified a request for arbitration to establish Ostros' obligation to complete payment of the outstanding invoices mentioned above.

By the deadline at the end of April, Ostros had appointed an arbitrator with a view to having the resolution clause of the Framework Agreement applied.

It is also worth mentioning that the shareholders of Ostros have agreed since November 2008 to find a third party that is interested in buying the company.

This attempt to sell the company was not successful, which confirms that the conditions laid down in the Framework Agreement and the projects being developed are not considered worthwhile by the market.

ATTACHMENTS TO THE NOTES TO THE QUARTERLY REPORT

Attachment 1 - List of companies included in the consolidated financial statements
(thousands of euro)

Name	Registered office	Currency	Share capital	% group holding at 03/31/2009 (*)	Shares held %	Shareholder	Valuation method
Scope of consolidation							
Aem Gas S.p.A.	Milan	Euro	442.000	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
Aem Elettricità S.p.A.	Milan	Euro	520.000	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
Asm Distribuzione Elettricità S.r.l.	Brescia	Euro	133.854	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
Asm Reti S.p.A.	Brescia	Euro	103.051	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
AMSA S.p.A.	Milan	Euro	52.179	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
ASMEA S.r.l.	Brescia	Euro	22.497	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
BAS Power S.r.l.	Bergamo	Euro	21.000	100,00%	100,00%	Aprica S.p.A.	Line-by-line consolidation
A2A Servizi al Cliente S.r.l.	Milan	Euro	12.405	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
BAS - Omniservizi S.r.l.	Bergamo	Euro	6.460	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
BAS.COM S.p.A.	Bergamo	Euro	2.322	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
A2A Calore & Servizi S.r.l.	Brescia	Euro	150.000	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
Selene S.p.A.	Brescia	Euro	1.549	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
ASM Energy S.r.l.	Brescia	Euro	1.000	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
Tidonenergie S.r.l.	Piacenza	Euro	500	100,00%	100,00%	ASMEA S.r.l.	Line-by-line consolidation
Aprica Studi s.r.l.	Brescia	Euro	275	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
AMSADUE S.r.l.	Milan	Euro	207	100,00%	100,00%	AMSA S.p.A.	Line-by-line consolidation
AMSATRE S.r.l.	Milan	Euro	207	100,00%	100,00%	AMSA S.p.A.	Line-by-line consolidation
Itradeplace S.p.A.	Brescia	Euro	180	100,00%	100,00%	Selene S.p.A.	Line-by-line consolidation
COGAS S.p.A. - Compagnia del Gas Altoatesina	Brescia	Euro	120	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
A2A Energia S.p.A.	Milan	Euro	104	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
RETRASM S.r.l.	Brescia	Euro	100	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
A2A Trading S.r.l.	Milan	Euro	99	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
Partenope Ambiente S.p.A. (formerly Bas International S.r.l.)	Bergamo	Euro	120	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
Asm Calore & Servizi S.r.l.	Brescia	Euro	10	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
A2A Produzione S.r.l.	Brescia	Euro	10	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
Ecodeco S.r.l.	Milan	Euro	7.469	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
Aspem Energia S.r.L.	Varese	Euro	2.000	100,00%	100,00%	Aspem S.p.A.	Line-by-line consolidation
BAS S.I.I. S.p.A.	Bergamo	Euro	17.166	99,98%	99,98%	A2A S.p.A.	Line-by-line consolidation
Aprica S.p.A.	Brescia	Euro	88.470	99,97%	99,97%	A2A S.p.A.	Line-by-line consolidation
A2A Coriance SAS	Noisy Le Grand (France)	Euro	32.562	98,08%	98,08%	A2A S.p.A.	Line-by-line consolidation
Assoenergia S.p.A. (in liquidation)	Brescia	Euro	126	97,76%	97,76%	A2A S.p.A.	Line-by-line consolidation
Abruzzo Energia S.p.A. (1)	San Salvo (CH)	Euro	130.000	94,99%	89,84%	A2A S.p.A.	Line-by-line consolidation
Retragas S.r.l.	Brescia	Euro	34.495	91,60%	91,60%	A2A S.p.A. (87.27%) Asm Reti S.p.A. (4.33%)	Line-by-line consolidation
Aspem S.p.A.	Varese	Euro	174	90,00%	90,00%	A2A S.p.A.	Line-by-line consolidation
Varese Risorse S.p.A.	Varese	Euro	3.624	90,00%	90,00%	Aspem S.p.A.	Line-by-line consolidation
Montichiariambiente S.p.A.	Brescia	Euro	1.500	80,00%	80,00%	Aprica S.p.A.	Line-by-line consolidation
Ostros Energia S.r.l.	Brescia	Euro	350	80,00%	80,00%	A2A S.p.A.	Line-by-line consolidation
Camuna Energia S.r.l.	Cedegolo (Bs)	Euro	900	74,50%	74,50%	A2A S.p.A.	Line-by-line consolidation
A2A Alfa S.r.L.	Milan	Euro	100	70,00%	70,00%	A2A Trading S.r.l.	Line-by-line consolidation
Plurigas S.p.A.	Milan	Euro	800	70,00%	70,00%	A2A S.p.A.	Line-by-line consolidation
SEASM S.r.l.	Brescia	Euro	700	67,00%	67,00%	A2A S.p.A.	Line-by-line consolidation
Energen S.r.l.	Brescia	Euro	10	67,00%	67,00%	A2A S.p.A.	Line-by-line consolidation
Proaris S.r.l.	Milan	Euro	10	60,00%	60,00%	A2A S.p.A.	Line-by-line consolidation
Delmi S.p.A.	Milan	Euro	1.466.868	51,00%	51,00%	A2A S.p.A.	Line-by-line consolidation
Asm Servizi S.p.A.	Brescia	Euro	500	51,00%	51,00%	A2A S.p.A.	Line-by-line consolidation
Ecofert S.r.l.	S. Gervasio Bresciano (Bs)	Euro	1.808	47,00%	47,00%	A2A S.p.A.	Line-by-line consolidation

Reference should be made to attachment 3 for information on the investments in the Ecodeco Group

Reference should be made to attachment 4 for information on the investments in the Coriance Group

* These percentages take account of the call and put options that can currently be exercised

(1) An additional 5.15% interest in the share capital is subject to call and put options which can currently be exercised.

Note that A2A S.p.A. was involved in setting up Società Cooperativa Polo dell'Innovazione della Valtellina, subscribing for 5 shares of par value € 50 each.

Attachment 2 - List of investments valued at equity

Name	Registered office	Currency	Share capital (*)	Shares held %	Shareholder	Book value at 03.31.2009	Valuation method
Investments valued at equity							
Transalpina di Energia S.r.l.	Milan	Euro	3.146.000	50,00%	Delmi S.p.A.	1.977.200	Equity method
A2A Beta S.r.l.	Bergamo	Euro	120	50,00%	A2A Alfa S.r.l.	1.356	Equity method
Ergosud S.p.A.	Rome	Euro	81.448	50,00%	A2A S.p.A.	63.112	Equity method
Ergon Energia S.r.l. in liquidation	Brescia	Euro	600	50,00%	A2A S.p.A.	2.545	Equity method
Metamer S.r.l.	San Salvo (Ch)	Euro	650	50,00%	A2A S.p.A.	1.393	Equity method
Asm Novara S.p.A.	Brescia	Euro	1.000	50,00%	A2A S.p.A.	397	Equity method
Bergamo Servizi S.r.l.	Sarnico (Bg)	Euro	10	50,00%	Aprica S.p.A.	53	Equity method
SET S.p.A.	Toscolano Maderno (Bs)	Euro	104	49,00%	A2A S.p.A.	2.201	Equity method
e-Utile S.p.A.	Milan	Euro	1.000	49,00%	A2A S.p.A.	1.662	Equity method
Azienda Servizi Valtrompia S.p.A.	Gardone VT (Bs)	Euro	6.000	48,86%	A2A S.p.A. (48.48%) Asm Reti S.p.A. (0.38%)	3.376	Equity method
Ge.S.I. S.r.l.	Brescia	Euro	1.000	47,50%	A2A S.p.A.	1.439	Equity method
Cte Mincio S.r.l.	Ponti s/Mincio (Mn)	Euro	11	45,00%	A2A S.p.A.	9	Equity method
C'è Gas S.r.l.	Cernusco s/Naviglio (MI)	Euro	10	40,74%	A2A S.p.A.	20	Equity method
Serio Energia S.r.l.	Concordia s/Secchia (Mo)	Euro	1.000	40,00%	A2A S.p.A.	575	Equity method
Visano Soc. Trattamento Reflui Scarl	Brescia	Euro	25	40,00%	A2A S.p.A.	10	Equity method
Giudicarie Gas S.p.A.	Tione (Tn)	Euro	1.060	39,55%	A2A S.p.A.	392	Equity method
Alagaz S.p.A.	St Petersburg (Russia)	USD	24.000	35,00%	A2A S.p.A.	9	Equity method
LumEnergia S.p.A.	Lumezzane (Bs)	Euro	300	33,33%	ASMEA S.r.l.	979	Equity method
Coges S.p.A.	Bassano Bresciano (Bs)	Euro	1.100	32,70%	Aprica S.p.A.	534	Equity method
Società Servizi Valdisotto S.p.A.	Valdisotto (So)	Euro	6.420	32,52%	A2A S.p.A.	2.665	Equity method
Zincar S.r.l. in liquidation	Milan	Euro	100	27,00%	A2A S.p.A.	58	Equity method
Sviluppo Turistico Lago d'Iseo S.p.A.	Iseo (Bs)	Euro	1.194	23,88%	A2A S.p.A.	466	Equity method
Metroweb S.p.A.	Milan	Euro	20.180	23,53%	A2A S.p.A.	9.380	Equity method
ACSM-AGAM S.p.A.	Monza	Euro	76.619	21,94%	A2A S.p.A.	40.772	Equity method
Edipower S.p.A.	Milan	Euro	1.441.300	20,00%	A2A S.p.A.	406.700	Equity method
Utilia S.p.A.	Rimini	Euro	900	20,00%	A2A Servizi al Cliente S.r.l.	163	Equity method
Prealpi Servizi S.r.l.	Varese	Euro	2.250	12,47%	Aspem S.p.A.	550	Equity method
Dolomiti Energia S.p.A. (formerly Trentino Servizi S.p.A.)	Rovereto (Tn)	Euro	224.790	7,90%	A2A S.p.A.	56.206	Equity method
Consolidation of the Ecodeco Group (1)						1.697	See attachment 3
Consolidation of the Coriance Group (2)						2.348	See attachment 4
Total investments						**2.578.267**	
Investments held for sale							
E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.)	Rome	Euro	700.810	20,00%	A2A S.p.A.	689.055	IFRS 5
Malpensa Energia S.r.l.	Milan	Euro	5.200	49,00%	A2A S.p.A.	4.400	IFRS 5
						693.455	

(*) Share capitals are expressed in thousands of euro.
(1) Reference should be made to attachment 3 for information on the investments of the Ecodeco Group;
(2) Reference should be made to attachment 4 for information on the investments of the Coriance Group

Attachment 3 - List of companies included in the consolidated financial statements of the Ecodeco Group

Name	Registered office	Currency	Share capital (*)	% group holding at 03/31/2009	Shares held %	Shareholder	Book value at 03/31/2009	Valuation method
Scope of consolidation								
Ecodeco S.r.l.	Milan	Euro	7.469	100,00%	100,00%	A2A S.p.A.		Line-by-line consolidation
Ecodeco Hellas S.A.	Athens (Greece)	Euro	60	100,00%	100,00%	Ecodeco S.r.l.		Line-by-line consolidation
Ecolombardia 18 S.r.l.	Milan	Euro	658	91,67%	91,67%	Ecodeco S.r.l.		Line-by-line consolidation
Ecolombardia 4 S.p.A.	Milan	Euro	17.727	68,56%	68,56%	Ecodeco S.r.l.		Line-by-line consolidation
Sicura S.r.l.	Milan	Euro	1.040	96,80%	96,80%	Fertilvita S.r.l.		Line-by-line consolidation
Fertilvita S.r.l.	Milan	Euro	3.752	100,00%	100,00%	Ecodeco S.r.l.		Line-by-line consolidation
Sistema Ecodeco UK Ltd	anvey Island Essex (UK)	Lst	262	100,00%	100,00%	Ecodeco S.r.l.		Line-by-line consolidation
Amica Biella S.r.l.	Cavaglià (Bi)	Euro	75	100,00%	100,00%	Fertilvita S.r.l., Ecodeco S.r.l., Cavaglià		Line-by-line consolidation
Cavaglià S.p.A.	Milan	Euro	307	100,00%	100,00%	Fertilvita S.r.l.		Line-by-line consolidation
Vespia S.r.l.	Turin	Euro	10	98,90%	98,90%	Cavaglià		Line-by-line consolidation
A.S.R.A.B. S.p.A.	Biella	Euro	2.582	69,00%	69,00%	Cavaglià		Line-by-line consolidation
Amica Villafalletto S.r.l.	Cavaglià (Bi)	Euro	110	100,00%	100,00%	Fertilvita S.r.l., Ecodeco S.r.l., Cavaglià		Line-by-line consolidation
Nicosiambiente S.r.l.	Milan	Euro	50	98,90%	98,90%	Cavaglià, Ecodeco S.r.l.		Line-by-line consolidation
Ecoair S.r.l.	Milan	Euro	10	100,00%	100,00%	Ecodeco S.r.l.		Line-by-line consolidation
Investments valued at equity								
SED S.r.l.	Robassomero (To)	Euro	1.250		50,00%	Ecodeco S.r.l.	1.052	Equity method
Bergamo Pulita S.r.l.	Bergamo	Euro	10		50,00%	Ecodeco S.r.l.	343	Equity method
Tecnoacque Cusio S.p.A.	Omegna (Vb)	Euro	206		25,00%	Cavaglià	291	Equity method
Biotecnica S.r.l. (in liquidation)	Varese	Euro	10		50,00%	Ecodeco S.r.l.	11	Equity method
Bellisolina S.r.l.	Montanaso (Lo)	Euro	52		50,00%	Fertilvita S.r.l.	-	Equity method
Total investments							**1.697**	

(*) Share capitals are expressed in thousands of euro.

The share capital of System Ecodeco UK is in sterling.

Attachment 4 - List of companies included in the consolidated financial statements of the Coriance Group

Name (thousands of euro)	Registered office	Currency	Share capital	% group holding at 03/31/2009	Shares held %	Shareholder	Book value at 03/31/2009	Valuation method
Scope of consolidation								
CORIANCE	NOISY LE GRAND - France	EURO	5.407	100,00%	100,00%	A2A Coriance Sas		Line-by-line consolidation
A.E.S.	NOISY LE GRAND - France	EURO	40	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
GRESIL3	NOISY LE GRAND - France	EURO	n.d.	99,00%	99,00%	CORIANCE Sas		Line-by-line consolidation
A.B.E.S.	NOISY LE GRAND - France	EURO	40	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
ENERGIE MEAUX	NOISY LE GRAND - France	EURO	3.050	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
M.E.S.	NOISY LE GRAND - France	EURO	40	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
S.T.V.L.B.G.	NOISY LE GRAND - France	EURO	150	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
B.M.E.S.	NOISY LE GRAND - France	EURO	40	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
CHELLES CHALEUR	NOISY LE GRAND - France	EURO	369	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
D.E.S.	NOISY LE GRAND - France	EURO	200	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
ENERIANCE	NOISY LE GRAND - France	EURO	150	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
R.E.S.	NOISY LE GRAND - France	EURO	38	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
S.T.L.D.	NOISY LE GRAND - France	EURO	40	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
SOFREDITH	NOISY LE GRAND - France	EURO	229	51,00%	51,00%	CORIANCE Sas		Line-by-line consolidation
Investments valued at equity								
GENNEDITH	NANTERRE - France	EURO	85	26,45%	26,45%	CORIANCE Sas	302	Equity method
STSP	SALON DE PROVENCE - France	EURO	39	49,80%	49,80%	CORIANCE Sas	804	Equity method
SESAS	NOISY LE GRAND - France	EURO	153	50,00%	50,00%	CORIANCE Sas	1.242	Equity method
							2.348	

Attachment 5 - List of financial assets available for sale (figures are expressed in thousands of euro)			
Name	**Shares held** **%**	**Shareholder**	**Book value at 03.31.2009**
Financial assets available for sale			
Alpiq Holding AG	6,44%	A2A S.p.A.	339.643
Infracom S.p.A.	1,57%	A2A S.p.A.	2.011
Immobiliare-Fiera di Brescia S.p.A.	9,44%	A2A S.p.A.	1.101
Autostrade Lombarde S.p.A.	2,50%	A2A S.p.A.	2.484
Autostrade Centropadane S.p.A.	1,63%	A2A S.p.A.	1.386
E.M.I.T. S.p.A.	10,00%	A2A S.p.A.	1.247
ASM S.p.A. (Sondrio)	3,99%	A2A S.p.A.	874
Other:			
Brescia Mobilità S.p.A.			
Secoval S.r.l.			
Hera S.p.A.			
Bergamo Energia S.p.A.			
AQM S.r.l.			
CESI S.p.A.			
Isfor 2000 S.c.p.a.			
INN.TEC. S.r.l.			
Brixia Expo-Fiera di Brescia S.p.A.			
Emittenti Titoli S.p.A.			
Livo S.r.l.			
Stradivaria S.p.A.			
Alesa S.r.l.			
Liro S.r.l.			
Fusio S.r.l.			
S.I.T. S.p.A.			
Morina S.r.l.			
ANCCP S.r.l.			9.730
Consorzio L.E.A.P.			
Banca di Credito Cooperativo di Calcio e Covo Società Cooperativa			
Soc.di Progetto Brebemi S.p.A.			
Tirreno Ambiente S.p.A.			
Consorzio Polieco			
Consorzio Italiano Compostatori			
Guglionesi Ambiente S.c.a.r.l.			
AvioValtellina S.p.A.			
A.C.B. Servizi S.r.l.			
A.C.B. Servizi S.r.l.			
Cramer Scrl			
Consorzio Intellimech			
Gal Garda Valsabbia S.c.a.r.l.			
Consorzio DIX.IT (in liquidation)			
Consorzio Milano Sistema (in liquidation)			
CO.GE.R. 2004 S.p.A. (in liquidation)			
Presidio Ambiente S.r.l. (in liquidation)			
Old River Ranch S.c.a.r.l. (in liquidation)			
Cavaglià Sud S.r.l. (in liquidation)			
Total financial assets available for sale			**358.476**

ANALYSIS OF THE MAIN SECTORS OF ACTIVITY

RESULTS BY BUSINESS SEGMENT

The business sectors in which the A2A Group operates are represented by the following "sectors":

Energy Sector
This sector's activity is selling electricity and natural gas on wholesale and retail energy markets. The sales and marketing areas have the support of other activities involved in fuel procurement, power plant planning and dispatching, and portfolio optimisation and trading on domestic and foreign markets.

Heat and Services Sector
This sector's activity is mainly selling the heat and electricity produced by the cogeneration plants (mostly) owned by the Group. Cogenerated heat is sold through district heating networks. The sector also provides services, such as managing district heating plants owned by third parties (heat management services) and facility management.

Environment Sector
This sector's activity relates to the whole waste management cycle, from collection and street sweeping, to treatment, disposal and recovery of materials and energy. In fact, this sector's activity includes the recovery of the energy content in waste by means of refuse incinerators or biogas plants.

Networks Sector
This sector's activity includes managing networks for the transmission and distribution of electricity and for the transport and distribution of natural gas, as well as running the entire Integrated Water Cycle (water captation, aqueduct management, water distribution, sewer network management, water purification).

Other Services and Corporate Sector
Corporate services include various activities such as guidance, strategic direction, coordination and control of industrial operations, as well as services to support the business and operating activities (e.g. administrative and accounting services, financial and legal services, procurement, personnel management, information technology, telecommunications etc.). Other Services consist of activities relating to public illumination, traffic regulation systems, video surveillance services and the management of votive lights in cemeteries.

NATIONAL ENERGY SCENARIO

Electricity

During the first quarter of 2009 the demand for electricity in Italy amounted to 79.9 GWh, 7.9% lower than in the corresponding period of last year. Load coverage was guaranteed 84.3% by domestic production with the remaining 15.7% being covered by imports.

The national power generation came 78.95% from thermoelectric sources, 16.32% from hydroelectric sources and 4.73% from geothermal and wind power sources.
Compared with the same period last year, hydroelectric output went up by 40.3%. and wind power output by 3.4%. On the other hand, there was a 19% fall in output from thermoelectric sources and by 8.6% in geothermal production.
The gross national production fell by 12.2%, while the foreign balance grew by 21.1%.

Natural gas

During the first quarter of 2009 natural gas consumption came at 26.8 billion cubic meters, 7.2% lower compared with the figure recorded in the same period of 2008.
This trend of declining consumption, which began in May 2008, is in fact continuing with impacts that are particularly significant in the last quarter of the year, especially on the industrial sector. The decline was only partly offset by the increase in non-industrial consumption due to a cold winter.

MACROECONOMIC SCENARIO

The first three months of 2009 were characterised by a profound economic crisis started in 2008 and triggered off by subprime mortgages, which initially hit the financial sector, subsequently expanding to all sectors of the real economy. The bankruptcy of various banks and the consequent credit squeeze, together with the shock in commodity prices that culminated in record highs being posted in July 2008, provoked a sharp slowdown in demand throughout the world.

The crisis mainly hit those countries with a highly leveraged banking system, as well as a strong dependence on fossil fuels.

In the meantime, we are seeing a general deceleration in growth rates in various countries and areas; in the United States, the correction has concerned above all domestic consumer demand and capital investment, especially in real estate; in Europe, the countries that have slowed the most are Spain and the UK, where growth in recent years was mainly linked to the property and financial sectors. Even though later than the others, emerging nations have also been hit, especially those that are particularly dependent on exports.

As regards first quarter 2009, expectations are that GDP will fall in the major EU countries, including Italy. GDP in the United States declined by 6.1% compared with the previous quarter.

As regards interest rates, the Central Banks of many countries have continued their expansive monetary policy involving rate cuts that began in 2008 to encourage a turnaround in the economy. The Federal Reserve fixed the cost of money at its all-time low, lowering it by a series of cuts from 3.5% in January 2008 to 0.25% in December 2008. The European Central Bank, which is notoriously more prudent and less inclined to use the interest rate as an economic policy tool, made smaller cuts in the cost of money so as to maintain inflationary pressures under control, reducing it from 4.25% in July 2008 to 1.25% in April 2009.

The strong contraction in commodity prices, together with the brusque deceleration in demand, had a positive effect on the inflation rate, which in the Euro-zone fell in March 2009 to an annualised rate of 0.6%; during the same period, Italy's inflation rate fell to an annualised rate of 1.2%.

The euro/dollar exchange rate has been reasonably stable during the first quarter of 2009. The average in the first quarter of 2009 was of 1.30.

ENERGY SECTOR

The Energy Sector includes the following activities:

Electricity generation: power plant management through a generation pool of hydroelectric and thermoelectric plants with installed power of 3.6 GW[1];

Energy Management: the purchase and sale of electricity and gaseous and non-gaseous fuels on national and international wholesale markets; it also handles the procurement of fuel needed to cover the requirements of the thermoelectric plants and customers; planning, programming and dispatching for the electricity generation plants;

Sale of electricity and gas: marketing of electricity and gas to the eligible customer market. It also includes the sale of electricity to customers eligible for "higher protection".

In addition to the activities carried on directly by A2A S.p.A., the Energy Sector also includes the following companies:


ENERGY
Electricity Generation
Energy Management
Sale of electricity And gas

A2A GROUP COMPANIES CONSOLIDATED

- Abruzzo-energia
- A2A Energia
- A2A Trading
- Asm Energy
- Asmea*
- Ostros Energia
- BAS-Omniservizi
- COGAS
- Energen
- Plurigas
- Aspem Energia

* Owns 100% Tidonenergia

[1] Includes 20% of Edipower's plants.

Recent regulatory changes in the power sector

Production

Of the new regulations issued at the end of 2008, of particular importance for the electricity sector were Decree 172/08 (converted into Law 210/08) concerning the waste collection emergency in Campania, and the Decree of December 18, 2008 (incentives for energy produced from renewable sources).

In particular, the first law integrates the reform of the incentive scheme for energy produced from renewable sources with Law 244/07 (the 2008 Budget Law), while the second regards the implementation of this reform, as amended and integrated.

The Decree of December 18, 2008 delegates to the Authority the definition of the methods, timing and conditions for paying the omnicomprehensive fixed tariffs, the methods to be followed for on-the-spot exchange, as well as checking compliance with the provisions of the decree.

With resolution ARG/elt 1/09, the Authority introduced:

- methods of paying all-inclusive fixed tariffs that are compatible with the methods laid down for dedicated withdrawal pursuant to resolution no. 280/07, as well as the instructions contained in Attachment A to the Ministerial Decree;
- amendments to resolution 74/08 in order to make it consistent with the Ministerial decree on the matter concerning the extension within the application of on-the-spot exchange.

Green certificates

On February 3, 2009, GSE established the offer price of its Green Certificates for 2009 as well. This price is 88.66 €/MWh, calculated as the difference between the reference value, established on the first adoption of article 2, para. 148, of the 2008 Budget Law, of 180.00 €/MWh and the average annual selling price of electricity in 2008 as per article 13, para. 3, of D.Lgs. 387/03, of 91.34 €/MWh, fixed by the Authority with resolution ARG/elt 10/09). Moreover, in application of article 15.1 of DM December 18, 2008, it announced that by the end of March 2009 the holders of Green Certificates issued for production in 2006, 2007 and 2008 (except for those relating to cogeneration plants combined with district heating) will be able to ask GSE to withdraw their Green Certificates at a price of 98.00 €/MWh, net of IVA. These Green Certificates will be withdrawn by the end of June 2009.

With resolution ARG/elt 30/09 the Authority determined the reference amounts to cover the charges incurred by the owners of CIP 6 plants for the years 2005 – 2007 to buy Green Certificates to comply with the obligation as per art. 11.5 of Decree 79/09. For each certificate, CIP 6 convention owners are recognised a contribution of 53.40 euro for 2005, 36.06 euro for 2006 and 38.17 euro for 2007. This provision has an impact for the Brescia waste incinerator(owned by A2A S.p.A.) and for the Tecnocity plant (owned by A2A Calore & Servizi).

Dispatching

With resolution ARG/elt N 189/08, the AEEG ordered an update, for 2009, of the fee to cover the costs recognised for the functioning of Terna and a review of the fees as per articles 45, 48 and 73 of the Authority's resolution no. 111/06 of June 9, 2006.

Emissions trading

In accordance with EU Directive 2003/87/CE, from January 1, 2005 the operators of plant that involves CO_2 emissions has to have an authorisation from the competent national authority. Each plant is assigned emission rights free of charge Each year, a plant has to have available a number of emission rights (quotas) to cover the emissions that it has released into the atmosphere, buying them if necessary, should the free assignments not be sufficient. On the other hand, if the plant has emitted a quantity of CO_2 that is lower than the rights that it has available free of charge, it can sell the surplus quotas.

On May 15, 2007, the European Commission accepted Italy's National Plan for Phase II of the European Emissions Trading System (2008-2012), on condition that changes are made to it, including a reduction in the total quantity of emission quotas proposed.

On November 12, 2008 the Minambiente – MSE ETS Committee gave its definitive go-ahead to the decision to assign CO_2 quotas for the period 2008-2012, making the changes requested by the Commission. With resolution 20/08 of November 27, 2008 the Environment Ministry implemented this decision, assigning a total of around 195 million tonnes of CO_2 (net of around 5.8 million tonnes relating to certain companies in the steel industry until such time that the outcome of certain EU inspections is known).

Provisions concerning import

With resolution 182/08, the Authority established the methods and conditions for the management of import and export congestion on the interconnection network with other countries for 2009. This measure (in line with the principles contained in Regulation (EC) 1228/2003 of the European Parliament and Council of June 26, 2003, as amended by the decision of the European Commission 2006/770/CE of November 9, 2006) governs the allocation of interconnection capacity with market methods by, among other things, holding explicit auctions organised by the Network Managers of the various countries (including Terna), as well as mechanisms of reselling the interconnection capacity acquired if it is subsequently not used.

As part of its trading activity, A2A Trading was assigned capacity in both 2008 and 2009 to import and export power across the various frontiers that are interconnected with Italy.

CCC allocation

As regards the base load and peak load CCC allocations (to hedge against the risk of volatility in the fee for allocation of transport capacity) for 2009, A2A Trading was assigned base load and peak load for periods of one month and one year

Provisions concerning deregulation of the electricity market: sales to customers eligible for higher protection and safeguarding

Resolution ARG/elt no. 35/09 changed the method of quantifying the level of effective costs allowed for the mechanism used to offset the sales and marketing costs incurred by the operators running the higher protection service on a separate corporate basis in 2008.

The change relates to the write-down of receivables and means that the AEEG no longer applies the recognition on the basis of a standard level of bad debts.

In order to determine the charges relating to non-payment by end-customers, the standard percentage recognised on turnover, calculated as the sum of the invoices issued during the calendar year including any taxes and similar items, is defined on the basis of the results shown in the 2008 financial statements.

Previously, the system worked differently: if an analysis of the figures showed a level of bad and doubtful debts that was different from the standard level, then the amount for the offsetting mechanism

could be adjusted to take into account the excess level due to structural conditions independent of the operator's way of running the business.

Recent regulatory changes in the natural gas sector

Wholesale and retail sales

With consultation document DCO 01/09 "*Criteria for defining and attributing items involved in the natural gas balancing activity arising as a result of any adjustments of the allocation and measurement figures after the closing of the transport accounts*", the AEEG proposed introducing methods of economic evaluation, by means of certain price indices, of late adjustments of gas volumes attributed to users of gas balancing that have taken place - following measurement or erroneous allocation by the distribution company - up to five years after the closing of the transport accounts.

With consultation document DCO 03/09, entitled "*Revision of the method of treating gas stocks not subject to direct measurement as part of the gas balancing system*", so as to minimise the overall charges for the system deriving from mismatches on the part of users of the balancing system (UBS) and its efficiency, the AEEG proposed determining up-front the amount of unaccounted for gas (UAG) on the basis of the results of a period of study, subsequently allocating this estimated amount of UAG to the UBS.

The Authority proposes that the coefficient of variation of withdrawals by UBS (γ_{UMG} - UnMeasured Gas), to take account of the UMG, should be calculated up-front by the transport company on the basis of criteria laid down by the Authority and communicated with suitable notice to the UBS to allow them to programme their injections and withdrawals correctly and reduce the risk of mismatches.

The definition of the criteria by the Authority for the quantification of the UMG and hence for the definition of the variation in withdrawals by UBS, would also permit the introduction of incentive elements designed to gradually reduce this item.
In the daily balancing, the transport company ought to integrate any differences between the sum of the UMG attributed to the UBS by means of the withdrawal variance coefficient (γ_{UMG}) and the effective UMG resulting from the network balance equation.

With resolution ARG/gas no. 24/09, which lays down instructions for the economic methods of supplying quotas of imported gas on the regulated market for capacity and gas pursuant to the decree of the Ministry for Economic Development of 19 March 2008, the AEEG defined not only such methods, but also the related criteria of assignment, quantification of the lots and the disclosure requirements of the importer.

The Authority, with resolution ARG/gas no. 192/08, entitled "*Urgent measures altering the criteria for updating the economic conditions for the supply of natural gas for customers under the protection system and update for the quarter January-March 2009*", intervened again with regard to the criteria for updating the supply conditions. In this particular case, the Authority has:

1) removed the threshold below which no change is made, starting from the update relating to the first quarter of 2009 (January–March);
2) adopted a directive that requires all parties selling wholesale gas contracts outstanding at the date of the measure, for the quota directly or indirectly earmarked for supplying end-customers subject to protection, to propose to the buying counterparties the suppression of any contractual clauses that provide for such a threshold;

3) decided to define, with a subsequent provision, suitable methods of compensation of the charges not otherwise recoverable that are incurred by selling companies as a result of applying point 1) and 2) above, including wholesale selling companies for which the quarterly revenues do not cover all of the costs, excluding intercompany items;
4) foresaw the continuation of the review activity for the other aspects relating to the mechanisms used to protect end-customers for natural gas and of the criteria for updating the CCI fee (the variable portion of the wholesale tariff), in order to come to an organic reform of such mechanisms.

With a view to continuing this review process and in order to come to a definition of a single, organic set of rules for the mechanisms for the protection of natural gas end-customers and the criteria for updating the related economic conditions during the course of 2009, the AEEG published consultation document DCO 05/09 entitled "*Integrated text on the retailing of natural gas: mechanisms for the protection of end-customers and criteria for the calculation and updating of the economic supply conditions*", which explains the Authority's intentions with regard to such matters.

This document forms part of the proceedings initiated with resolution no. 297/06 on the revision of the GVD component of the economic supply conditions (the element designed to cover selling costs). With regard to the QVD component, the Authority first intervened with resolution no. 240/07.
With resolution 347/07, the Authority revised the make-up of the QVD component that is designed to cover the costs of selling natural gas on the retail market, providing for:
- the introduction of a fixed fee, as well as a variable portion;
- elimination of the right to increase the fees paid by customers with consumption of up to 20 GJ per year.

Overall revenues from the new make-up are more or less the same as before.

In fact, with resolution ARG/gas 89/08, the Authority lays down the methods by which gas selling companies are to calculate the equalisation balances due by end-customers so as to ensure application of the supply conditions as redetermined and updated in accordance with resolution no. 79/07 and to permit the recovery of so-called "pro-renegotiation charges" by retailers.
In fact, with resolution no. 79/07, the Authority had imposed on natural gas wholesalers to offer their customers that were counterparties in purchase and sale contracts concluded after January 1, 2005 and still in force during the period January 1, 2006 – June 30, 2006, new economic conditions for an amount equal to or less than the one resulting from the recalculation of the CCI (wholesale commercialisation cost) with recognition of the charges incurred for this purpose (i.e. the "pro-renegotiation charges"), for an amount equal to the result of multiplying the volumes consumed by end-customers as per resolution no. 138/03 by 50% of the difference that came from the wholesalers applying the values calculated in accordance with resolution no. 195/02 during the period 1 January, 2006 – June 30, 2006.

<u>Other measures</u>

With resolution ARG/Gas no. 39/09, the AEEG updated for the period April 1, 2009 - March 31, 2010 the value of the storage component (QS) of the economic conditions for the supply of natural gas, establishing that the value of the QS component, as per art. 3 of resolution no. 138/03, is equal to 0.272617 Euro/GJ.

Resolution VIS no. 79/08 brought to an end the AEEG's investigation of Tidonenergie S.r.l. regarding the application of M coefficients (which reflect geographical position and climate) in certain localities not in compliance with those established by the AEEG. The Authority found no proof of the infringement and decided that there were no grounds for applying fines or other sanctions.
The Authority also announced that the conduct of ASMEA S.r.l. was not such as to constitute a violation of resolution no. 300/07, so no sanctions were to be adopted.

Quantitative data - electricity sector

Key quantitative data relating to the energy sector are summarised below.

Quantitative data - electricity sector

GWh	03/31/09	03/31/08	Changes	% 2009/2008
SOURCES				
Net production	**2.980**	**3.145**	**-165**	**-5,2%**
– thermoelectric production	2.325	2.708	-383	-14,1%
– hydroelectric production	655	437	218	49,9%
Purchases	**5.629**	**6.140**	**-511**	**-8,3%**
– Single Buyer	975	1.067	-92	-8,6%
– Power Exchange	2.893	2.715	178	6,6%
– foreign markets	1.186	1.514	-328	-21,7%
– other purchases	575	844	-269	-31,9%
TOTAL SOURCES	**8.609**	**9.285**	**-676**	**-7,3%**
USES				
Protected market sales	975	1067	-92	-8,6%
Sales to eligible customers and wholesa	3564	3366	198	5,9%
Sales on the Stock Exchange	3245	3864	-619	-16,0%
Sales on foreign markets	825	988	-163	-16,5%
TOTAL USES	**8.609**	**9.285**	**-676**	**-7,3%**

Note: the sales figures are shown gross of any losses

In the first quarter of 2009, the Group's total electricity output came to 2,980 GWh, to which has to be added purchases of 5,629 GWh, for a total availability of 8,609 GWh.

Electricity generation declined compared with the same period last year (-5.2%). As far as thermoelectric production is concerned, this decrease was due to the different strategy adopted by the Power Exchange for supplies on the primary and secondary markets, the purpose being to maximise the profitability of the Group's overall production facilities.
Purchases of electricity came to 5,629 GWh, which was less than in the same period last year. Purchases on the Power Exchange came to 2,893 GWh, which is lower than in the first three months of 2008, though the decline is similar, if not identical, to the fall in sales on the Power Exchange during the same period. Imports, amounted to 1,186 GWh (1.514 GWh in 2008) and exports came to 825 GWh 16.5% lower than in the first quarter of 2008.
Direct sales to eligible end customers and wholesalers went up by 5.9% from 3,366 GWh in the first quarter 2008 to 3,564 GWh in the period under review.

Quantitative data - gas sector

(millions of m^3)	*03.31.09*	*03.31.08*	*Change*	*% 09/08*
SOURCES				
Procurement	1,450	1,494	(44)	-2.9%
Withdrawals from warehouse	495	419	76	18.1%
Internal consumption/GNC		(5)	5	-100.0%
TOTAL SOURCES	**1,945**	**1,908**	**37**	**1.9%**
USES				
End-customers	903	789	114	14.4%
Thermoelectric	389	486	(97)	-20.0%
Heat	23	23	0	0.0%
Wholesalers	630	610	20	3.3%
TOTAL USES	**1,945**	**1,908**	**37**	**1.9%**

Note: Quantities are shown in terms of standard cubic metres with an equivalent Gross Calorific Value (GCV) of 38100 MJ on redelivery

Volumes procured during the first quarter of 2009 fell by 44 Mcm, while withdrawals from storage increased by 76 Mcm. Total volumes for sale to end-customers amounted to 903 Mcm, an increase of 14% compared with March 31, 2008 mainly due to particularly cold temperatures during the first few months of the year.

Conversely, there was a reduction in gas volumes for thermoelectric use attributable to lower production by Group plants, as mentioned above.

Income statement

Millions of euro	*01.01.09 03.31.09*	*01.01.08 03.31.08 Restated*	*Change*
Revenues	1,551	1,350	201
Gross profit from operations	173	121	52
% of revenues	*11.2%*	*9.0%*	
Depreciation, amortisation and provisions	(26)	(24)	(2)
Profit from operations	147	97	50
% of revenues	*9.5%*	*7.2%*	
Capital expenditure	7	7	-

In first quarter 2009 the Energy Sector earned revenues of 1.551 million euro, with a gross profit from operations of 173 million euro.
The increase in revenues of 201 million euro is essentially due to the gas sector and is attributable to the higher quantities sold to end-customers, thanks to the particularly cold weather which characterised the first few months of the year, as well as the increase in unit sales revenue which reflects with a certain delay the fall in fuel prices on international markets, to which sales prices are index-linked

Gross profit from operations passes from 121 million euro in the first quarter 2008 to 173 million euro in the first three months of the year. Both the gas sector and the electricity sector contributed to this trend.
The gross profit from operations of the electricity sector of 98 million euro rose by 31% compared with the same period of last year. This is attributable to higher hydroelectric output (an increase of 50% on the same period of 2008), as well as to the positive trend in environmental markets and in trading activities on foreign markets. These positive effects were partially offset by a contraction in margins on the Ipex platform because of the trend in prices posted during the first three months of the year, which confirmed the hefty contraction already seen during the latter months of 2008.

The gas sector shows a gross profit from operations amounting to 75 million euro (46 million euro at March 31, 2008). This growth is linked to an increase in unit sales margins as a result of the growth in revenues that was not matched by a similar increase in procurement costs, because of the hysteresis (or non-reversibility) of the indexing formulas and the higher quantities sold to end-customers due to weather conditions during the first three months of the year.
Depreciation, amortisation and provisions amounted to 26 million euro (24 million euro in the first quarter 2008).

As a result of these changes, the net profit from operations amounts to 7 million euro, with an increase of 52% compared with the same period of last year.

Capital expenditure during the period amounted to 7 million euro, mainly involving completion works for the thermoelectric plant at Gissi (2.9 million euro), construction of the new 220 KW station at the Mincio plant (1 million euro) and revamping of the hydroelectric plant in Prevalle sul Chiese (0.7 million euro).

HEAT AND SERVICES SECTOR

The Heat and Services Sector includes the activities of cogeneration, district heating and the sale of heat, as well as other activities related to the heat management and facility management services. The following is a short description of these activities:

Cogeneration and District Heating: production, distribution and sale of heat, production and sale of electricity, as well as operation and maintenance on the cogeneration plants and district heating networks;

Heat and other services: management of heating plants owned by third parties and facility management.

The companies listed below are part of the Heat and Services Sector:

HEAT AND SERVICE	A2A GROUP CONSOLIDATED COMPANIES
Cogeneration and Disctrict heating	- A2A Calore & Servizi - ASM Calore e Servizi
TLR Networks	- ASM Servizi - Proaris
Heat and Other services	- Coriance Group - Varese Risorse

Key quantitative and economic data of the sector are reported below.

Quantitative data

Gwht	*03.31.09*	*03.31.08*	*Change*	*% 09/08*
SOURCES				
Plants:	**777**	**478**	**299**	***62.6%***
- Lamarmora	354	327	27	*8.3%*
- Famagosta	80	68	12	*17.6%*
- Tecnocity	32	32	0	*0.0%*
- Coriance plants	217	0	217	
- Other plants	94	51	43	*84.3%*
Purchases from:	**483**	**344**	**139**	***40.4%***
. third parties	231	79	152	*192.4%*
. other sectors	252	265	(13)	*-4.9%*
TOTAL SOURCES	**1,260**	**822**	**438**	***53.3%***
USES				
Sales to end-customers	1,260	822	438	*53.3%*
TOTAL USES	**1,260**	**822**	**438**	***53.3%***

Note:
- These figures only refer to district heating. They do not include sales of heat.
- These include the quantities of heat purchased from the Environment Sector.

Group production, amounting to 1,260 GWh rose by 53% compared with the same period of last year. This increase was mainly thanks to the contribution made by the plants of the Coriance Group and to higher output by the Lamarmora plant and certain minor power stations (Canavese, Varese Risorse), essentially because of the very cold weather during the first few months of the year.

Income statement

Millions of euro	*01.01.09 03.31.09*	*01.01.08 03.31.08* *Restated*	*Change*
Revenues	165	100	65
Gross profit from operations	51	38	13
% of revenues	*30.9%*	*38.0%*	
Depreciation, amortisation and provisions	(10)	(6)	(4)
Profit from operations	41	32	9
% of revenues	*24.8%*	*32.0%*	
Capital expenditure	9	9	-

In the period under review revenues came at 165 million euro (100 million euro at March 31, 2008). The increase, amounting to 65 million euro, is mainly attributable to higher quantities of heat sold to end-customers because of the freezing temperatures recorded during the first three months of the year, more management and maintenance work on the heat plants following the receipt of new job orders in Northern Italy, as well as the acquisition of the Coriance Group (in August 2008) and of Varese Risorse, a subsidiary of Aspem S.p.A. (in January 2009).

Gross profit from operations came to 51 million euro, up 34 % compared with the same period of last year. This positive trend is mainly attributable to the growth in volumes sold to end-customers because of the weather conditions during the period, as well as the growth in unit sales margins thanks to an increase in selling prices which was not matched by an increase in procurement costs.
Gross profit from operations also benefited from the contribution made by the Coriance Group and Varese Risorse.

Depreciation, amortisation and provisions amounted to 10 million euro and recorded an increase of 4 million euro compared with the same period last year.

As a result, the profit from operations came to 41 million euro, which is up on the same period last year.

Capital expenditure during the period, 9 million euro, mainly involved development of the district heating networks in Milan (4 million euro), Brescia and Bergamo (2 million euro), extraordinary maintenance and development on minor plants, mainly in the Milan area (1 million euro), as well as development investments by the Coriance Group (2 million euro in total).

Note that the acquisition of the Aspem group amounted to 13 million euro.

ENVIRONMENT SECTOR

The Environment Sector includes the activities relating to the entire waste management cycle. These activities are briefly described below:

Collection and street sweeping: cleaning streets and collecting refuse for transport to its final destination;

Treatment: an activity that is carried out in dedicated centres to recover or transform the waste in order to make it suitable for recycling, incineration and energy recovery or disposal in a refuse dump;

Disposal: this involves the final disposal of urban and special wastes in combustion plants or landfills, where possible recovering energy through incineration or exploitation of biogas.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Environment Sector also includes the following companies:


ENVIRONMENT
Collection and Street sweeping
Treatment
Disposals

A2A GROUP CONSOLIDATED COMPANIES

- Ecodeco Group
- Amsa Group
- Aprica*
- Montichiari ambiente
- Ecofert
- Partenope Ambiente

* Controls 100% Bas Power

Recent regulatory changes in the environment sector

Decree 152 of April 3, 2006 "Rules on environmental matters" acts as the regulatory framework for the waste sector. The new legislation (also known as the Environment Consolidation Act), has in fact revised all of the national rules on the environment, expressly abrogating the Ronchi Decree (Decree 22 of February 5, 1997) as regards the regulation of waste,

The technical rules laid down in the outgoing regulatory framework on waste disposal still remain in force as part of a transitory system until the rules for implementing the Consolidation Act are issued.

As a result, on September 13, 2007 the Council of Ministers approved at first reading the text of a new, single legislative decree containing amendments to the Consolidation Act, which also included the previous amendments-in-progress. The procedure for the definitive approval of the "Unified Amendment" ended with the publication of Decree 4 of January 16, 2008, which became effective on February 13, 2008. The changes introduced by the Unified Amendment relating to Part Four (Waste) of the Consolidation Act mainly concern:

- reformulation of the concept of by-product (materials deriving from a process that is not designed to produce them directly) by introducing more restrictive conditions that such by-products have to comply with to be removed from the rules governing waste products;
- the regulation of secondary raw materials (materials, substances or products deriving from the re-use, recycling or recovery of waste), introducing more restrictive requisites that such materials have to comply with to be removed from the rules governing waste products;
- a change in the timing allowed for the temporary deposit of dangerous wastes (from two to three months) in the place where they were produced;
- obligatory use of the MUD (*Modello Unico di Dichiarazione ambientale* - a single form for making environmental declarations) for producers of special but non-dangerous waste deriving from certain activities, including industrial and artisanal processing, waste recovery and disposal, the sludge produced during the purification of drinking water and other types of water treatment and during of waste water purification and fume reduction;
- particular rules for the obligatory authentication of the loading and unloading registers;
- abrogation of the rules that required ferrous and non-ferrous scrap from steelworking and metallurgy to follow the regulations governing secondary raw materials;
- elimination (art. 205.2) of the organic waste portion separated after collection from the calculation of the percentage of differentiated refuse collection.

Of the new regulations issued at the end of 2008, of particular importance for the electricity sector was Decree Law 172/08 concerning the waste collection emergency in Campania and the Decree of December 18, 2008 (incentives for energy produced from renewable sources).
As regards the contents of these regulations, reference should be made to the section on the Energy Sector.

Other waste legislation

With reference to the use of biological sludge and compost in agriculture, Directive 91/676 (the "Nitrates Directive") limits the maximum load of organic nitrate distributable in agriculture and this was introduced into Italian law by Decree. 152/06.
Articles 92 and 112 of Decree 152/06 delegate to the Regions the task of regulating the use in agriculture of the effluents from animal husbandry, as well as that of preparing obligatory plans of action for the protection and cleansing of waters from the pollution caused by agricultural nitrates.
The action plans also identify the periods when it is prohibited to spread any kind of fertiliser on fields.
With DGR no. 5215 of August 2, 2007, the Lombardy Region adopted "the integration with changes to the plan of action for the protection and cleansing of waters from the pollution caused by agricultural nitrates in vulnerable areas". Art.19 of this DGR established that the agricultural use of biological sludge during the period from November 1 to February 28 of each year should depend on the weather and detailed instructions issued day by day by the Region through suitable farming weather bulletins.

In implementation of EC Directive 1999/31/CE on waste landfills, Decree 36 of January 13, 2003 (to which art. 182.7 of Decree 152/06 makes specific reference) identifies specific norms for the correct disposal of waste, introducing prescriptions, procedures and requisites for landfill dump management. Two of the novelties include the identification of obligations for the manager after closure of the dump during the so-called "post mortem" period (which lasts 30 years) and a new classification of landfills into three categories: landfills for inert, non-dangerous and dangerous waste. Decree 36/2003 also identifies fourteen categories of waste that cannot be dumped in landfills, laying down generally that waste materials can only be dumped in landfills after they have been treated (except for inert waste that technically cannot be treated and those for which treatment does not help achieve the aims of the decree and for which treatment is not essential to comply with the legal limits.
The deadline for being able to dump the types of waste listed in Decree Law 36/2003 has been extended to December 31, 2009 with Decree Law 208 of 12/30/2008 (called "*Milleproroghe*" thousand extension decree).
Landfills for inert refuse and specialist dumps for asbestos cement are still excluded from the benefit of this extension.

Decree 208 of December 30, 2008, converted into Law 13 of February 27, 2009, provides for an extension to June 30, 2009 of the transitory regime, firstly for the application of the criteria for admission to landfills of the waste mentioned in the Decree of August 3, 2005, and an extension to December 31, 2009 of the maximum limit to the calorific power of waste.

By decree on April 8, 2008, the Environment Ministry adopted regulations for collection centres for urban waste collected on a differentiated basis, as foreseen in art. 183.1.c) of Decree 152 of April 3, 2006, and subsequent amendments. The resolution of the National Committee of the Register of Environmental Operators of July 29, 2008 entitled "Criteria and requisites for enrolment in the Register in category 1 for the management of refuse collection centres as per Decree of the Environment Minister of April 8, 2008, implementing art. 183.1.c) of Legislative Decree 152/2006 and subsequent amendments" was published in the Official Gazette no. 206 of September 2, 2008.

As regards the collection centres, note that with resolution no. 3 of November 25, 2008 the National Committee of the National Register of Environmental Operators revoked its resolution no. 2 of July 29, 2008, relating to the criteria and requisites for the registration of operators running collection centres for urban waste collected on a differentiated basis. This resolution had been adopted in application of the Environment Ministry decree of April 8, 2008 implementing the new definition of "collection centres" contained in Decree no. 4 of January 16, 2008 (which amends the so-called "Environment Code" (Decree 152/2006).

This revocation was necessary because the Legislative Office of the Environment Ministry, with a note dated November 4, 2008, announced that, even if it had been published in the Official Gazette on April 28, 2008, the Decree of April 8, 2008 could not take effect until August 29, 2008, the date on which it was registered by the State Audit Court, and that such temporary lack of effectiveness, also at the time that the resolution of July 29, 2008 was adopted, had the same impact on the resolution itself.

The Legislative Office of the Environment Ministry also announced that it had commenced work on amendments to the Decree of April 8, 2008 and had therefore invited the National Register Committee to wait for such amendments before adopting a new resolution, so as not to create disorientation among the operators concerned.

The National Committee decided to accept this invitation on the part of the Legislative Office and will issue its own resolution in light of the amendments that will be made to the Ministerial Decree of April 8, 2008. The National Committee also reassured those that had already filed an application for admission in accordance with the resolution that had been revoked that, as far as possible, they would not have to repeat the exercise.

April 30, 2009 was the deadline for presentation of the MUD to local chambers of commerce.

Key quantitative and economic data of the sector are reported below.

Quantitative data

Quantitative data

	03/31/09	03/31/08	Changes	% 2009/2008
Waste collected (Mton) (*)	233	248	-15	-6,0%
Waste disposed of (Mton)	640	719	-79	-11,0%
Electricity sold (GWh)	203	293	-90	-30,7%
Heat sold (Gwht) (**)	273	267	6	2,2%

(*) Waste collected in Milan, Brescia and Bergamo.
(**) Quantities at the plant entrance

In the period under review the quantity of waste collected amounted to 233 Mton, a fall 6% compared with the same period of last year.
There was also a reduction in the amount of waste disposed of, mainly because of the stoppage of the Brescia incinerator for extraordinary maintenance and lower deliveries to certain Group landfills.
The quantities of electricity generated were also down on the first quarter of 2008 because of the stoppage of the Brescia plant, as mentioned above, while the quantities of heat sold are substantially in line with the same period last year.

Income statement

Millions of euro	*01.01.09 03.31.09*	*01.01.08 03.31.08 Restated*	*Change*
Revenues	187	210	(23)
Gross profit from operations	56	80	(24)
% of revenues	*29.9%*	*38.1%*	

Depreciation, amortisation and provisions	(22)	(21)	(1)
Profit from operations	34	59	(25)
% of revenues	*18.2%*	*28.1%*	
Capital expenditure	18	10	8

In the first three months of the year the Environment Sector recorded revenues of 187 million euro a reduction of 23 million euro with respect to the first three months of 2008 principally because of the expiry of the CIP6 incentive and of the stoppages for extraordinary maintenance of the incinerator at Brescia.

Gross profit from operations came to 7.4 million euro, down by 24 million euro compared with the same period of last year.
As already mentioned, this is due to the loss of the CIP 6 incentives and the stoppage of the Brescia incinerator for extraordinary maintenance (February 2009), as well as the stoppage of the Bergamo plant for extraordinary maintenance (January 2009). These effects were partially offset by the higher number of hours worked by the Milan incinerator, which was closed down during the first three months of 2008 for works to reduce the level of polluting emissions.

Depreciation, amortisation and provisions amounted to 22 million euro (21 million euro in the same period of the previous year).

As a result of these changes, the net profit from operations amounted to 34 million euro. with a decrease compared with the same period of last year (59 million euro).

Capital expenditure during the period amounted to 18 million euro, mainly for works on the waste incineration plants (14.2 million euro) and for development and maintenance work on other plants for the processing and disposal of waste (2.6 million euro).

NETWORKS SECTOR

The Networks Sector includes the activities regulated by a sector Authority, namely the management of electricity and gas networks and of the integrated water cycle. These activities are briefly described below:

Electricity Networks: the transmission and distribution of electricity.

Gas Networks: the transport and distribution of natural gas.

Integrated water cycle: water captation, aqueduct management, water distribution, sewer management and water purification; the sale of water to customers served by the distribution networks of Group companies operating in the provinces of Brescia and Bergamo.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Networks Sector also includes the following companies:

NETWORKS
Electricity Networks
Gas Networks
Integrated Water Cycle

A2A GROUP CONSOLIDATE COMPANIES	
- Aem Elettricità	- Camuna Energia
- Aem Gas	- Retragas
- Asm Elettricità	- Retrasm
- Asm Reti	- Seasm
- Bas SII	- Aspem SpA

Recent regulatory changes in the distribution sector

NATURAL GAS DISTRIBUTION DIVISION

Commercial quality and safety of the natural gas distribution service

With resolution ARG/Gas no. 120/08 "Regulation of the Quality of Gas Distribution" (RQGD), the Authority lays down the rules for the commercial quality and safety of gas distribution and measurement services for the III regulatory period (2009-2012).
The main novelties introduced by the Authority for the third regulatory period:

- obligatory membership of the incentive system to raise the level of safety for all distribution companies, gradually and at different speeds, starting in 2010. The incentives and penalties deriving from application of the safety incentive system are to be calculated by province;
- greater regulatory strictness with regard to the Emergency Intervention Service, intensifying the service obligations and the checks to be carried out at the distributors' premises so as to ensure that the distribution service is safe;
- obligation to replace or repair networks consisting of cast iron pipelines and hemp and lead joints by December 31, 2014;
- obligation to protect or replace steel networks without cathodic protection by December 31, 2015 (cathodic protection is a technique to control the corrosion of a metal surface by making it work as a cathode of an electrochemical cell);
- bringing the commercial quality of the gas distribution services into line with that of the electricity distribution service.

Assignment of the gas distribution service

Recently, the legislator again intervened in connection with the end of the transition period: firstly, during the conversion into law of Decree 159 of October 1, 2007, and then with the approval of the Budget Law (Law 244/07). This introduced the fact that the new tenders for awarding the service would have to be called within 2 years of the Ministers identifying the best location, and this in turn will have to be identified for each territorial basin by the end of November 2008.
During 2008, the Authority launched a consultation for the definition of optimal minimum catchment areas, identifying 44 of them with around 350,000 redelivery points.
This consultation has not yet been followed by any provision.

In September 2008, the Authority approved the proposal for a ranking system for the offers presented according to the public procedure to identify suppliers of last resort for the thermal year 2008-09. Only ENI and ENEL took part in the tender.

Distribution tariffs

The Authority extended for the period October 1, 2008 - December 31, 2008 the validity of the tariff proposals for the distribution of natural gas and other types of gas approved for the thermal year 2007-2008.

With resolution ARG/Gas no. 29/09, the AEEG extended to April 30 the deadline for transmission of the data needed to determine the tariffs for the distribution of natural gas and other types of gas for 2009 in accordance with resolution ARG/Gas no. 159/08.

Other measures

As regards the safety of internal gas user systems, please note the following.
Law no. 46 of March 5, 1990 on the rules for the safety of such systems was repealed on March 27, 2008: Ministerial Decree no. 37 of January 22, 2008, entitled "Regulations governing the installation of systems inside buildings" came into effect from that date.
Considering the contents of these regulations, the Authority issued resolution ARG/Gas no. 32/09 which postponed to some unspecified future date the effectiveness of Section III of resolution no. 40/04 on the safety of modified or reactivated systems.

TRANSPORT OF NATURAL GAS

With consultation document DCO 04/09 the AEEG proposed the criteria for determining tariffs for the transport and dispatching of natural gas for the third regulatory period (2009-2013).

Resolution no. 102/08 approved Retragas S.r.l.'s tariff proposals for the transport and dispatching of natural gas, in implementation of resolution no 166/05.
With regard to this, with a note dated December 5, 2008, the CCSE communicated that the amount of T equalisation in thermal year 2007-2008, for Retragas S.r.l. came to Euro 1,338,902.06. This was calculated as the difference between the effective transport revenues deriving from application of the CRr capacity fee, which is applied to the capacity effectively granted at the same rate throughout the country, and the amount of transport revenues calculated by applying the specific company fee to the same revenues.

DISTRIBUTION OF ELECTRICITY

Tariff regime of the distribution service
With resolution 348/07, the Authority adopted the Integrated Text concerning the regulation of power transmission, distribution and measurement services for the third regulatory period 2008-2011 (Attachment A).

The purpose of this provision is to go beyond the system based on tariff options proposed by the distribution companies, foreseeing the application of a single tariff set by the Authority.

This measure provides for a general equalisation regime, as well as a specific company equalisation system, guaranteeing coverage of any variances in the costs incurred by companies for reasons outside their control.
In particular, there are equalisation mechanisms for V1 restricted revenues and equalisation mechanisms for the sales and marketing costs involved in distribution. With resolution Arg/elt 30/08, the Authority defined the equalisation mechanism for the sales and marketing costs incurred by distribution companies for low tension customers to protect their economic and financial equilibrium, as a result of the reorganisation of the sector that followed completion of the deregulation process.

In order to determine tariff levels:

- the recognised rate of return on capital employed has been set at 7% for the distribution service, including related commercial activities, and at 7.2% for the measurement service;
- as regards the portion of the tariff components designed to cover operating costs, the provision sets a target annual increase in productivity (X-factor), which would make it possible to transfer to end-customers, within eight years for transmission and distribution and within six years for the measurement service, of higher efficiency recoveries already achieved by the companies in the second regulatory period, namely 1.9% for distribution and 5.0% for the measurement service (national averages);
- with reference to the annual updates, the depreciation charge is excluded from the field of application of the price-cap.

The Integrated Text also introduces tariff mechanisms designed to promote types of investments considered particularly useful for the development and efficiency of distribution network infrastructures, integrating the incentives provided by the quality regulations.
These investments will be selected be defining suitable effectiveness indices.

As regards the measurement service, the useful life of the low-tension meters has been revised, giving them a duration of 15 years.
Companies are also recognised an additional depreciation charge in connection with the meters eliminated prior to the end of their standard useful life (20 years).
With resolution Arg/elt 30/08, the Authority provided for a revenue equalisation mechanism for the measurement service at low-tension withdrawal points in order to guarantee that the remuneration of the investment in electronic meters and electronic measurement recording devices at low-tension withdrawal points and the depreciation on electromechanical meters that have been eliminated to replace them with electronic ones are attributed to the distribution companies that have effectively made such investments. There is also provision for a penalty system for non-compliance with the obligatory installation objectives laid down in resolution. 292/06.

Social tariff

With resolution 117/08 the AEEG implemented the social tariff, which is a mechanism for offsetting the expense of supplying electricity to large families with low incomes, depending on the number of members. There is also a form of compensation for people with physical disabilities.
The electricity distributors and ANCI (the national association of Italian municipalities) have worked together to introduce SGATE, which is a system for managing electricity subsidies. This allows Italian municipalities to fulfil their legislative obligations by providing compensation for the cost of electricity supplied to low income domestic customers.
With resolution ARG/elt no. 19/09, the power limit of contracts held by households with more than 4 members (so-called "numerous families") was extended to 4.5 kW.
Resolution ARG/elt no. 49/09 also extended the deadline for presentation of the social bonus with retroactive effect to the whole of 2008. Needy households will in fact have two months more to ask their municipality for the power bonus with retroactive effect.

Service quality and continuity

The Authority approved with resolution 333/07 the Integrated Text for the Quality of the Electricity Service ("I.T.Q.E.") for the third regulatory period.

As regards the regulation of service continuity, one novelty is the introduction of an incentive based on the number of interruptions, alongside the mechanism for regulating the accumulated duration of the interruptions.

With resolution ARG/elt no. 17/09, the Authority made obligatory a series of initiatives to promote the upgrade of medium tension user systems. One of the main initiatives is to send periodically, along with the billing documents, to end-customers with systems that require upgrading a series of information about the CTS quota that they have to pay the distribution company.

Energy efficiency

Pursuant to the decrees of the Ministry of Productive Activities and the Minister of the Environment of July 20, 2004 for the period 2005-2009, distributors of electricity and natural gas who on December 31, 2001 served at least 100,000 end-customers are required to comply with specific savings objectives, in proportion to the amount of energy distributed.
In order to achieve these objectives, distributors will be able to develop energy saving projects, in compliance with the provisions of Law 239/04 (Marzano Law) and the related implementation instructions, especially in matters concerning post-meter activity.

On December 21, 2007 the Ministry for Economic Development issued a decree revising and updating the decrees issued on July 20, 2004. In particular, the decree revises upwards the national energy savings objectives previously determined in 2004 for the electricity and gas sector for the years 2008 and 2009 and establishes new objectives for the three-year period 2010 – 2012.

Tariff grant

With resolution 345/07, the Authority confirmed the value of 100 euro per toe for each type I and II certificate cancelled in May 2009 in order to achieve the specific saving targets for 2008.
With resolution EEN no. 31/08 the Authority extended to December 31, 2008 the September 30 deadline for any changes in the above tariff grant with reference to the cancellation by the obligatory distributors in May 2010 of the rights corresponding to the specific savings objectives for 2009.

With resolution EEN no. 1/09 the Authority adjusted the Guidelines laid down in resolution no. 103/03 to the requirements of the Ministerial Decree of December 21, 2007, of Decree no. 115/08 of May 30, 2008 and of resolutions EEN 34/08 and 36/08. It laid down that the value of the standard tariff contribution that has to be recognised each year (t+1) after 2008 is defined by the Authority by November 30 of the previous year (t) based on the following formula:
$C(t+1) = C(t)*(100+E)/100$

Energy savings objectives for the year 2009

With resolution EEN no. 35/08 and subsequent amendments, the Authority determined the specific objectives for primary energy savings in the year 2009 for each of the electricity and natural gas distributors that are subject to the obligations mentioned in Ministerial Decrees of July 20, 2004 as amended and integrated by the Ministerial Decrees of December 21, 2007.
The objectives lay down for the distribution companies of the A2A Group, based on the data transmitted in accordance with resolution no. 344/07, are as follows:

- A2A Reti Gas S.p.A.: 86,950 (this is the sum of the specific objectives laid down for the two gas distribution companies which have since been merged);
- A2A Reti Elettriche S.p.A.: 79,349 (this is the sum of the specific objectives laid down for the two electricity distribution companies which have since been merged).

INSTRUCTIONS ON ACCOUNTING AND FUNCTIONAL UNBUNDLING

With resolution no. 11/07, partially amended by resolution no. 253/07, the Authority issued an Integrated Text on administrative and accounting unbundling for companies operating in the electricity and gas sectors, modifying the current rules (established by resolutions 310/01 and 311/01).

In particular, the resolution introduces obligations for vertically integrated groups to unbundle the management of key infrastructures (including electricity distribution, measurement and transmission and gas transport) and the activities carried on in the free market. The purpose is to ensure neutrality in the management of these infrastructures and to avoid discrimination in the access to commercially sensitive information and cross-transfers of resources between segments of the sectors.
To this end, the plan is to give these unbundled activities decision-making and organisational autonomy by having them administered by an "Independent Manager". The deadline for unbundling, which was initially set for January 1, 2008 (except for the unbundling of distribution and measurement, which will run from 2010 in the electricity sector and from 2012 in the gas sector), was postponed until June 30, 2008 by resolution no. 253/07.

The new rules on accounting unbundling, on the other hand, are expected to come into effect in the first financial period that commences after December 31, 2006, with the possibility of a one-year delay (requested by the Group).

With resolution ARG/com no. 132/08 the Authority adopts the guidelines for preparing an unbundling plan with regard to the role of "independent operator".
A2A Group companies are observing these provisions.

INTEGRATED WATER SERVICE

A.T.O. Brescia

After Decree 152 of April 3, 2006 "Rules on environmental matters" and regional Law 18 of August 8, 2006 came into force, the Ambit Conference of the Optimal Territorial Ambit (O.T.A.) for the province of Brescia passed resolution 7 of December 21, 2006 which approved the preliminary steps needed to set it up in the form of a consortium under art. 31 of Decree 267/2000 and subsequent amendments, in order to comply with the above legislative requirements.
On June 15, 2007, the local government agencies included in the OTA signed an Agreement which set up a Consortium entitled "Ambit Authority for the Province of Brescia".

Details of the tariff plan for the integrated water service in the Province of Brescia are contained in the "Ambit Plan" approved by resolution 2 of June 14, 2006.
The Ambit Plan is the tool used by the Ambit Authority to define the objectives and methods of managing the aqueduct, sewer, catchment and purification services and to regulate dealings with the various operators.

On January 29, 2009 the Lombardy Region approved Law no. 1/09 entitled "Amendments to the General Provisions for the Integrated Water Service as per Regional Law no. 26/03" published on Official Bulletin of the Lombardy Region of January 30, 2009.

The Council of Ministers, at the meeting held on March 29, decided to impugn before the Constitutional Court Law 1/2009 passed by the Lombardy Region on the integrated water service, for the parts regarding the determination of the tariffs and the verification of the ambit plan, considering that the rules were in contrast with the provisions of the Environmental Code, which reserves these functions exclusively to the State.

THE INTEGRATED WATER SERVICE FOR THE BERGAMO O.T.A.

Art. 7 "Existing management teams" of the service contract between the Bergamo O.T.A. and Uniacque provides for the involvement of existing management teams interested in protecting their own activities up to the expiry of outstanding delegations.

BAS SII S.p.A. sent a formal request for protection to the Bergamo O.T.A. by the September 30, 2006 deadline.

With resolution no. 9/08 of July 14, 2008, the Province of Bergamo O.T.A. communicated to BAS SII S.p.A. that it was refusing protection, pursuant to art. 10 bis of Law 241/1990, setting September 15, 2008 as the deadline for receipt of comments from applicant companies and October 30, 2008 as the deadline for closure of the administrative proceedings with the calling of the Ambit Conference.

BAS SII S.p.A. sent its comments by these deadlines; the Ambit Conference postponed the starting deadline from October 31, 2008 to November 30, 2008.

At the end of the preliminary investigation, with resolution 19/2008, the OTA authorised this protection up until December 31, 2010 for management of the water service only in the City of Bergamo. It also declared protection of the water service in the Municipality of Valnegra up to the natural expiry on June 27, 2026. The cessation of all operations in the other 32 municipalities from January 1, 2007 was also announced.

BAS SII S.p.A. impugned the measure, filing an appeal on February 7, 2009 before the legal deadline.

In the meantime, it was decided not to take any action with regard to taking over the role of single operator of the OTA and to continue providing the service to ensure continuity of supply until such time that the appeal is accepted, as is probable.

At present, BAS SII is operating within its own catchment area:

- with tariff systems that were in place prior to the setting up of the O.T.A. (CIPE provision 131 of December 19, 2002 Official Gazette no. 79 of April 4, 2003) starting on July 1, 2002;
- with maintenance investments;
- with investments on behalf of the proprietor entities or third-party customers to upgrade the infrastructures to satisfy their service requirements according to the programme as per art. 141 of Law 388/2000 approved by the Provincial Administration with resolution no. 726 of December 23, 2001.

On March 26 2009, the Official Gazette no. 71 published CIPE resolution no. 117 of December 18, 2008, which provides for the possibility for operators under the transitional systems of aqueduct, sewer and water purification services to ask for:

- a tariff increase up to a maximum of 5% running from the date of publication of the resolution in question, complying with certain prerequisites, to compensate for inflation during the years from 2003 to 2007;
- a subsequent increase for 2008 running from July 1, 2009 using the price-cap method;
- a similar increase to that of 2008 for 2009 running from July 1, 2010.

To date, the computerised formulas needed to request and quantify these tariff increases and the explanatory circular from CIPE on how to fill them in are still not available.

Quantitative data

Quantitative data

	03/31/09	03/31/08	Changes	% 2009/2008
Electricity distributed (GWh)	2.874	3.084	-210	-6,8%
Gas distributed (Mm3)	961	855	106	12,4%
Gas transported (Mm3)	145	148	-3	-2,0%
Water distributed (Mm3)	26	23	3	13,0%

Electricity distributed in the first three months of the year was 2,874 GWh, a decrease compared with the same period of last year principally to the reduction in consumption of industrial customers.
The quantities of gas distributed came to 961 Mcm, 12% up on the first quarter of last year because of the low temperatures during the first three months of the year, which affected the demand for gas for heating purposes.
The quantity of gas transported and the purchase of water distributed are substantially in line with the same period last year.

Income statement

Millions of euro	*01.01.09 03.31.09*	*01.01.08 03.31.08 Restated*	*Change*
Revenues	158	154	4
Gross profit from operations	77	78	(1)
% of revenues	*48.7%*	*50.6%*	
Depreciation, amortisation and provisions	(30)	(27)	(3)
Profit from operations	47	51	(4)
% of revenues	*29.7%*	*33.1%*	
Capital expenditure	30	27	3

In the first three months of the year the Networks Sector reported revenues of 158 million euro, a rise of 4 million euro compared with the same period of last year and a gross profit from operations of 77 million euro (78 million euro at March 31, 2008).

The Gas sector recorded revenues amounting to 55 million euro (58 million euro at March 31, 2008) and a gross profit from operations of 35 million euro (38 million euro in the previous year). These results are essentially attributable to first-time application of the new tariff dispositions (Resolution ARG/Gas no. 159/08) which modified the revenues recognised to the operator, lowering the effect of the higher volumes distributed during the period.

The electricity sector reported revenues amounting to 74 million euro (67 million euro at March 31, 2008) and a gross profit from operations of 37 million euro (33 million euro in the first three months of 2008). This growth is attributable to non-recurring items recorded in the first three months of 2009.

The result of the water sector is slightly down on the first three months of 2008, mainly because of the impact of lower revenues in the form of connection fees following the new legislative dispositions on this matter issued by the Brescia OTA.

Depreciation, amortisation and provisions amounted to 30 million euro, with a slight increase on the first quarter of last year.

As a result of these changes, the net profit from operations amounts to 7 million euro. with a fall of 4 million euro compared with the same period of last year.

Capital expenditure during the period amounted to 30 million euro, involving:

- development and maintenance work on the electricity distribution networks, mainly connecting new users, expansion and refurbishment of the medium and low voltage network, and the installation of new electronic meters, upgrade work on the primary plants (18 million euro);
- development and maintenance work in the gas distribution area, mainly connecting new users, as well as replacing medium and low pressure underground tubes (8 million euro);
- works on the water transport and distribution network, as well as on the sewer networks (4 million euro).

Note that the acquisition of the Aspem group amounted to 17 million euro.

OTHER SERVICES AND CORPORATE SECTOR

The following is a brief description of the activities carried on by this sector:
Corporate[2]**:** supervision, coordination and control activities, such as business development, strategic direction, planning and control, financial management and the coordination of the Group's activities; central services to support the business and operating activities (e.g. administrative and accounting services, legal services, procurement, personnel management, information technology, telecommunications etc.) provided by the Parent Company under specific intercompany service contracts.
Other services: activities relating to public illumination, traffic regulation systems, video surveillance services and the management of votive lights in cemeteries, as well as data transmission, telephony and internet access services and systems design services.
In addition to the activities carried on directly by A2A S.p.A., this area also includes the following companies:

OTHER SERVICES AND CORPORATE SECTOR	A2A GROUP CONSOLIDATED COMPANIES
Other services Corporate	- Selene* - Aprica studi - Bas.Com

* ControlS 100% Itradeplace

[2] This includes the General Manager's Office (Corporate and Market Area), the General Manager's staff (Technical and Operations Area) and the staff in the Office of the Chairman of the Board of Management and Supervisory Board.

Income statement

Millions of euro	*01.01.09 03.31.09*	*01.01.08 03.31.08 Restated*	*Change*
Revenues	50	59	(9)
Gross profit from operations	(6)	1	(7)
% of revenues	*-120.0%*	*1.7%*	
Depreciation, amortisation and provisions	(6)	(9)	3
Profit from operations	(12)	(8)	(4)
% of revenues	*-240.0%*	*-13.6%*	
Capital expenditure	3	41	(38)

In the first quarter of the year the other services and corporate sector showed revenues of 50 million euro and a gross loss from operations of 6 million euro.

Net of depreciation and amortisation and provisions of 6 million euro, the net profit from operations is negative for 12 million euro.

Capital expenditure of the period, amounting to 3 million euro, mainly involved work on the information system (2 million euro) and on buildings (0.3 million euro).

Statement pursuant art. 154 bis, 2 of D.Lgs. 58/1998

The Manager in charge of preparing the Company's accounting documents, Paolo Rundeddu, declares pursuant to art. 154 bis, 2 of the Finance Consolidation Act that the information disclosed in this consolidated quarterly report agree with the supporting documentation, books of account and accounting entries.

Milan, May13, 2009

Paolo Rundeddu

(Manager in charge of
preparing accounting documents)